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REGISTRANT'S NAME Johnson Matthey

*CURRENT ADDRESS

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AUG 27 2007
THOMSON FINANCIAL

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FILE NO. 82- 02272 FISCAL YEAR 3-31-07

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DAT : 8/23/07

082-02272

AR/S
3-31-07

Annual Report & Accounts

2007

Johnson Matthey







Cautionary Statement

The Operating and Financial Review and certain other sections of this Annual Report, including the Business Review, contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Front cover:
A schematic drawing showing a diesel oxidation catalyst (DOC) and catalysed soot filter (CSF) assembly used to control emissions of carbon monoxide (CO), unburnt hydrocarbons (HC) and particulate matter (PM) from light duty diesel vehicles.
In 2006/07 Johnson Matthey completed a new CSF manufacturing facility in Royston, UK and installed additional CSF capacity at its South African facility to meet the growing demand for CSFs in Europe.



Contents

FINANCIAL HIGHLIGHTS - 2007

Summary Results

	Year to 31st March 2007	2006	% change
Revenue	**£6,152m**	£4,574m	+34
Sales excluding precious metals	**£1,454m**	£1,159m	+25
Profit before tax	**£226.5m**	£191.5m	+18
Total earnings per share	**96.9p**	70.8p	+37
Before one-off items (including discontinued operations' results):			
Profit before tax	**£242.6m**	£219.8m	+10
Earnings per share	**81.2p**	72.7p	+12
Dividend per share	**33.6p**	30.1p	+12

Divisional Operating Profit[1]


Catalysts
Precious Metal Products
Pharmaceutical Materials
£62.2m
£85.3m
2006
2007

[1] Before one-off items

Earnings per Share Before One-off Items (including discontinued operations' results)

Dividend per Share


61.8p*
64.0p*
67.0p
72.7p
81.2p
25.5p
26.4p
27.7p
30.1p
33.6p
2003
2004
2005
2006
2007

* UK GAAP basis earnings per share before exceptional items and goodwill amortisation

CHAIRMAN'S STATEMENT



Sir John Banham
Chairman

I am pleased to report that 2006/07 has been another good year for Johnson Matthey. Your company has continued to benefit from its long term commitment to investment in R&D and capital expenditure and its focus on products and technologies that benefit the environment and help to make the most efficient use of increasingly expensive energy resources. Most importantly, the year has also seen us make good progress towards the board's main objective of delivering superior value to you, our shareholders. During the year the total return to Johnson Matthey shareholders was 16%. Over the seven years to March 2007, whilst the FTSE 100 index fell slightly, Johnson Matthey shares rose by 120%.

The importance of our long term strategy is well illustrated by a key development that took place this year. The second half of the year saw major growth in our sales of catalysts for heavy duty diesel (HDD) vehicles, a market that has been brought about by tough emissions standards for buses and trucks that came into force in Europe in October 2006 and in the US in January 2007. Our investment in developing HDD catalyst technology, testing and manufacturing infrastructure began in the early 1990s and this long term perspective has ensured that we now have a strong share of this new market.

Your board is fully committed to reporting on Johnson Matthey's corporate social responsibility (CSR) performance. A review of our CSR performance is presented on pages 25 to 33 of this Annual Report and includes a section entitled 'Working Towards a Sustainable Future'. Our full CSR report can be found on the company's website. This spring I attended the group's annual conference for its senior management team, a major theme of which was sustainability, looking at how we can operate in a more sustainable way and how we can help our customers in a transition towards a more sustainable future. I was struck by the tremendous enthusiasm for sustainability among those attending the conference and was delighted to be able to participate in this part of the company wide process to develop Johnson Matthey's sustainability strategy.

Every one of us can do our part to move towards a sustainable future. One small change that we are proposing is to amend our Articles of Association to enable us to make full use of the fact that our Annual Report is available electronically on our website. Although we will still continue to send a printed copy to any shareholder who wants it, we expect that there are many who have access to the internet and would prefer to view it online. We estimate that production of our Annual Report generates a remarkable 15 tonnes of carbon dioxide (CO_2) every year because of the quantity that we have to print and the size of the report, which has grown as a result of all the regulatory content we are obliged to include. It is also expensive to print. Hopefully we can reduce its environmental impact significantly.

Our non-executive directors play a vital role in the governance of your company. Johnson Matthey has a strong group of independent directors and we are extremely fortunate to have the benefit of their knowledge and many years of experience. Charles Mackay and Mike Dearden will retire from the board at the end of this financial year on 31st March 2008. Their considerable contributions will be reflected in next year's Annual Report. Meanwhile on



Above: Johnson Matthey's new catalyst manufacturing plant in South Korea will begin production during 2007/08.



Above: Research and development at Davy Process Technology, Stockton-on-Tees, UK.

16th April 2007 we announced the appointment of Michael Roney as a non-executive director of the company with effect from 1st June 2007. Mr Roney is currently Chief Executive of Bunzl plc and has many years' experience of business in Latin America, Asia, Europe, the Middle East and Africa. The appointment of Dorothy Thompson as a non-executive director of the company with effect from 1st September 2007 was announced on 30th May 2007. Mrs Thompson is currently the Chief Executive of Drax Group plc and has a wealth of experience in the energy sector as well as in Asia and Africa. I look forward to their contributions to the work of the board in the years ahead.

During this, my first full year as Chairman of Johnson Matthey I have continued to visit many of the company's operations around the world. During these visits I never fail to be impressed by the professionalism, commitment and enthusiasm of all the Johnson Matthey people that I meet. This reflects the emphasis that the company places on growing our management talent and developing the skills of staff at all levels of the organisation. The investment that we make in this area is vital to equip your company to meet the challenges of the future and to ensure that we capitalise on the many exciting opportunities before us. Over the last few years we have been making major investments in manufacturing facilities and in developing our global businesses, particularly in Asia. The continuous development of our people will be vitally important to the success of these investments.

On your behalf, I would like to thank all of our people around the world for their hard work and dedication during what has undoubtedly been a good year for your company.

In conclusion, your company is in excellent shape and continues to make good progress towards the delivery of superior shareholder value. We are very well placed to benefit from a number of important growth opportunities over the next few years. I am confident that the company will continue to produce good growth in the years ahead and I look forward to reporting on a successful 2007/08.



Sir John Banham
Chairman

CHIEF EXECUTIVE'S STATEMENT



Neil Carson
Chief Executive

Johnson Matthey achieved good results in 2006/07. Sales excluding the value of precious metals were 25% up at £1.45 billion. Profit before tax and one-off items, including the results of discontinued operations, was up 10% at £242.6 million and earnings per share on the same basis were 12% ahead at 81.2 pence.

Catalysts Division performed well with strong growth in both its Environmental Catalysts and Technologies and Process Catalysts and Technologies businesses. Precious Metal Products Division had an excellent year benefiting from buoyant market conditions and a strong contribution from its manufacturing businesses. Pharmaceutical Materials Division returned to growth following its disappointing performance last year with a good recovery in its US operations.

At the end of February we concluded the sale of our Ceramics Division. The proceeds will be used to buy back shares and fund bolt-on acquisitions. This sale completes the process, which we announced in November 2003, of disposing of parts of our former Colours & Coatings Division and focusing the group on our core activities.

Our strategic intent is to deliver superior growth in earnings by capitalising on our world class technology in catalysts, precious metals, fine chemicals and process technology where our expertise provides a competitive edge. In order to achieve this we continue to invest heavily in the future of our businesses.

In 2006/07 capital expenditure was £119.8 million which was 1.5 times depreciation. Most of this investment was in Catalysts Division with Environmental Catalysts and Technologies (ECT) spending £63.9 million on new manufacturing capacity. During the year a new diesel catalyst production facility was completed in the United States and construction of an additional catalysed soot filter (CSF) plant in Royston, UK is well underway. Additional capacity has been added at our plants in South Africa and Japan and we are building new factories in South Korea and Russia. In Process Catalysts and Technologies (PCT) we have invested in additional manufacturing capacity for the Ammonia, Methanol, Oil and Gas (AMOG) business.

Despite this high level of investment in capex and in R&D we continue to make progress towards our pre-tax target of a 20% return on assets (ROA). This year we improved our group ROA to 17.4% and expect to maintain or improve the group's return over the next few years.

Global concern about the environment and the need to make the most efficient use of finite resources such as hydrocarbons, from which we currently derive most of our energy, is providing our business with many exciting opportunities for growth. Our long term commitment to investment in R&D and capital expenditure has ensured that we are well positioned to help address these concerns.

Emission control legislation continues to tighten around the world. 2006/07 saw the start of legislation in Europe and North America that is driving the new market for heavy duty diesel (HDD) catalysts. In fact, in the second half of the year we made sales excluding the value of precious metals of £46 million into this brand new market. HDD emission limits will tighten further in Europe, Japan and the United States in 2009 and 2010 and these new standards will require more sophisticated catalyst systems to meet them. China, India, Brazil and South Korea all have plans to introduce HDD emissions legislation by 2010. This will add significantly to the market for HDD catalysts. A further new market will emerge from 2011 as the US and Europe phase in similar tough emission standards for off road diesel vehicles. We estimate that by 2014/15 the global market for HDD catalysts will be worth approximately US$3 billion in sales, excluding the value of precious metals.

We are also continuing to benefit from technology leadership in light duty diesel catalysts where concerns about particulate emissions are resulting in the early fitment of catalysed soot filters ahead of the Euro 5 light duty diesel legislation which comes into full force in 2010.

Growth in our catalysts business is by no means limited to vehicle emission control. High oil prices coupled with concerns about global warming have created further opportunities for our PCT business. There is a growing consensus that the world needs to reduce carbon emissions through the more efficient use of energy and the introduction of alternative energy sources, thus starting a transition towards a lower carbon and ultimately a hydrogen economy. Catalysts will play a crucial role in this transition. Johnson Matthey is a world leader in catalysts for the generation of hydrogen and has a strong position in other technologies that are helping our customers to make the most efficient use of hydrocarbon resources and to begin this transition towards a lower carbon future. The acquisition of Davy Process Technology (DPT) in February 2006 has been a great success, providing us not only with additional opportunities to grow our catalyst sales but also with good visibility of future developments in chemical processes and alternative fuels. Ultimately, when hydrogen is more widely used as a fuel we will benefit from our leadership in fuel cell technology.

From 1st April 2007 we have reorganised our divisional structure to give greater focus on our technologies concerned with protecting the environment. We have created a new Environmental Technologies Division comprising the ECT business, which has been renamed Emission Control Technologies, the process technologies businesses within PCT (AMOG, DPT and Tracerco), which form a new Process Technologies business, and Fuel Cells. This new division brings together our core skills in catalysts and process technology and is well placed to serve current and emerging markets. Increasingly CO_2 will be viewed as a 'pollutant' and we are concentrating on how Johnson Matthey, and in particular our new Environmental Technologies Division, will thrive in the future as governments legislate for lower carbon emissions in response to the threat from climate change.

The remaining businesses within PCT, which serve the speciality chemicals and pharmaceutical markets, have been merged with Pharmaceutical Materials to form a new Fine Chemicals & Catalysts Division. This combines the group's fine chemicals and related catalysts businesses and will enable us to take advantage of the marketing and technology synergies that exist between these businesses. The structure of our Precious Metal Products Division remains unchanged.

In recent years Johnson Matthey has made great progress in the field of corporate social responsibility (CSR). We pride ourselves on having a strong team ethos where every employee has a key role to play in the growth and success of our business. We therefore place a great deal of emphasis on career development. The excellent performance achieved in 2006/07 is the result of outstanding efforts from our workforce and management teams around the world. Going forward we will increase our focus on developing people to ensure that we make the most of the opportunities ahead of us. We also continue to work hard on improving our health and safety record. While our accident rate continues to fall and is below industry averages we believe that any accident is unacceptable and it is our objective to achieve a zero accident rate. The group's policies in this important area are set out in our CSR report on the company's website at www.matthey.com.



Above: Heavy duty diesel catalyst manufacturing at our facility near Philadelphia, USA.

Over the last year we have been examining how to make our business more sustainable as a first step towards developing a sustainability strategy for the group. In doing this we have been focusing on two key questions: Firstly, how can we be more efficient in the way that we use resources in our manufacturing operations and offices? Secondly, how can we design products that are both better than those of our competitors and help our customers become more sustainable? There is a real groundswell of support for sustainability initiatives amongst our staff and together we are working on developing new strategies for the future.

We have a number of excellent growth opportunities before us. Our long term commitment to investing in R&D and capital expenditure, as well as in the skills of our excellent team of people, means that we are well positioned to capitalise on these opportunities. The outlook for the group and particularly for our new Environmental Technologies Division over the next few years is very encouraging. A more detailed outlook statement is included in our Operating and Financial Review (OFR) on page 8.



Neil Carson
Chief Executive



Below: Continuously Regenerating Trap (CRT®) assembly for emissions control in heavy duty diesel vehicles.

Left: Manufacturing active pharmaceutical ingredients at Macfarlan Smith, UK.

Right: Platinum grain.





Strategy and Objectives

Johnson Matthey's strategic intent is to achieve consistent growth in earnings by concentrating on the development of high added value products and services in areas where our expertise provides a competitive edge, particularly in catalysis, precious metals, fine chemicals and process technology.

The group's financial objectives are:

- To achieve consistent and above average growth in earnings per share. Over the ten years from 1996/97 to 2006/07 Johnson Matthey has increased its earnings per share before one-off items and goodwill amortisation at a compound annual growth rate of 9% p.a.
- To grow dividends in line with earnings while maintaining dividend cover at about two and a half times to ensure sufficient funds are retained to support organic growth. Over the last ten years Johnson Matthey has increased its dividend at a compound annual growth rate of 8% p.a. Dividend cover for 2006/07 was 2.4 times.
- To deliver a return on investment above the group's cost of capital. We estimate Johnson Matthey's post tax cost of capital is currently about 8%. The group's post tax return on assets for 2006/07 was 4.4% above that at 12.4%.
- We set a pre-tax target of 20% for return on assets (ROA) for all of our divisions with a minimum threshold of being ahead of our cost of capital (11.2% on a pre-tax basis). Precious Metal Products achieved a return in excess of 20% in 2006/07. Catalysts' and Pharmaceutical Materials' ROAs were between the cost of capital and the 20% target. In 2006/07 the group's overall pre-tax return was 17.4% (see page 18).

The board's strategies to achieve these financial objectives are:

- Focus the business on the group's core skills in catalysis, precious metals, fine chemicals and process technology.
- Position the group in growth markets where our core skills are applicable. Catalysis is a key technology in many developing markets for the 21st century, particularly those concerned with protecting the environment such as in emission control, cleaner fuel, more efficient use of hydrocarbons and the hydrogen economy. Our new Environmental Technologies Division, which combines our skills in catalysts and process technology, is well positioned to serve these emerging markets. Catalysis is also important in the manufacture of fine chemicals where Johnson Matthey has a number of strong niche market positions. Johnson Matthey's expertise and international strength in precious metals, particularly platinum group metals, was the starting point for many of our businesses. The market for platinum has grown steadily for many decades and demand is expected to grow significantly over the next ten years.
- Differentiate ourselves by using our world class technology. We will continue to invest significantly in research and development to develop new products and manufacturing processes. Technology is the key driver for most of our businesses and Johnson Matthey has a strong science base with technical centres located in all our major markets.
- Maintain strong relationships with our major customers, suppliers, government bodies and other stakeholders by investing resources on joint projects to ensure the group is well positioned for future market development.
- Continue to invest in Johnson Matthey's employees to ensure they are well trained, motivated and encouraged to meet the challenges of the future.

Review of Results 2006/07

Johnson Matthey achieved very good results in 2006/07 with sales, profit before tax and earnings per share all well ahead of last year. Catalysts Division and Precious Metal Products Division both achieved double digit growth in sales and operating profit despite adverse exchange translation. Sales were boosted by the significant rise in the prices of platinum group metals (pgms). Demand for catalysts was also very strong with expanding sales of catalysed soot filters (CSFs) for light duty diesel vehicles, the emergence of a new market for heavy duty diesel (HDD) catalysts to original equipment manufacturers and increased sales of process catalysts.

We sold our Ceramics Division on 28th February 2007 for £143.9 million giving a profit on sale of £33.3 million after tax. The sale of Ceramics Division completes the process, announced in November 2003, of disposing of parts of the former Colours & Coatings Division and focusing the group on its core activities. Under International Financial Reporting Standards (IFRS) the results of Ceramics Division are shown in discontinued operations on a post tax basis. Profit before tax in the income statement comprises the results for the continuing businesses only. The results for 2005/06 shown in the income statement have been restated accordingly.

Revenue increased by 34% to £6,152 million. Precious metal prices grew strongly over the year which boosted sales in both Catalysts Division and Precious Metal Products Division. Sales excluding the value of precious metals rose by 25% reflecting good underlying volume growth and increased non precious metal material costs, some of which are a pass through for Johnson Matthey.

Operating profit before one-off items increased by 18% to £252.4 million, despite adverse exchange translation of £6.4 million. There were no one-off items in operating profit in 2006/07 whereas in 2005/06 a £6.0 million impairment charge was included. After one-off items growth in operating profit was 22%.

The group's interest charge rose by £11.1 million as a result of higher average borrowings and higher interest rates. Profit before tax and one-off items for the continuing businesses rose by 15% to £226.5 million. After one-off items the rise was 18%. If the operating results for discontinued operations are included in the total, profit before tax was £242.6 million which was 10% up on last year's reported profit before tax and one-off items of £219.8 million.

Total earnings per share, including the profit on disposal of Ceramics, rose by 37% to 96.9 pence. Earnings per share before one-off items (profit on sale of Ceramics Division and last year's impairment charge) were 12% up at 81.2 pence.

New Divisional Structure

From 1st April 2007 we have reorganised our divisional structure, creating a new Environmental Technologies Division which comprises ECT, the process technologies businesses within Process Catalysts and Technologies (PCT) and Fuel Cells. The remaining businesses within PCT, which serve the speciality chemicals and pharmaceutical markets, have been merged with Pharmaceutical Materials to form a new Fine Chemicals & Catalysts Division. Precious Metal Products Division is unchanged.

This new structure is designed to give greater focus on technologies concerned with protecting the environment such as pollution control, cleaner fuel, more efficient use of hydrocarbons and the hydrogen economy. Our new Environmental Technologies Division, which combines our core skills in catalysts and process technology, is well positioned to serve these emerging markets.

Johnson Matthey's Pharmaceutical Materials business is focused on the manufacture of fine chemicals, particularly active pharmaceutical ingredients (APIs), sold to pharmaceutical companies which fits well with the group's other fine chemicals and catalysts businesses which sell into the same or similar markets. Our new Fine Chemicals & Catalysts Division, which combines the group's fine chemicals and related catalysts businesses, will enable us to take advantage of the marketing and technology synergies that exist between these businesses.

The segmental results for 2006/07, restated for the new divisions, are shown on page 19.

Outlook

The outlook for the group for the next few years continues to be very encouraging. We expect to achieve further strong growth in sales excluding precious metals, particularly in Environmental Technologies Division. In 2007/08 growth in underlying earnings per share will be approximately 4 to 5% less than the growth in profit before tax for the continuing businesses, because of the dilutive effect of the sale of Ceramics. However, looking forward to 2008/09 and beyond, growth in profit before tax and earnings will be stronger as a result of the divestment.

In 2007/08 we should benefit from a full year of sales of HDD catalysts to meet new emission standards introduced in Europe in October 2006 and in North America in January 2007. Although industry experts are predicting a 25% fall in truck sales in North America in 2007, all new trucks sold will need to meet the emissions legislation, which will provide the opportunity for significant new business for Johnson Matthey. In addition, ECT should achieve significant growth in sales of CSFs for light duty diesel vehicles and grow its market share of autocatalysts in Asia. Overall, we expect ECT to achieve double digit growth in both sales and operating profit in 2007/08.

Our Process Technologies business is also experiencing strong demand, particularly for catalysts for synthesis gas and hydrogen production. Prospects for Process Technologies are encouraging, driven by the high oil price and the need to make more efficient use of hydrocarbon feedstocks.

Precious Metal Products Division enjoyed very strong growth in 2006/07, benefiting from buoyant trading conditions in platinum group metals and good growth in its manufacturing businesses. In the second half of the year the division benefited from some trading profits on the minor pgms which we do not expect to be repeated at the same level in 2007/08, but overall, if current market conditions continue, we would still expect the division to achieve further growth in 2007/08, particularly in the first half of the year.

Our new Fine Chemicals & Catalysts Division is expected to achieve steady growth in 2007/08, with a further recovery in the US Pharmaceutical Materials & Services business and continued growth in catalysts and research chemicals. Most of the division's growth in 2007/08 is likely to come in the second half of the year.

Overall, the group should perform well in 2007/08. Prospects for all our businesses are good, particularly for Environmental Technologies where global concerns about pollution, climate change and making the most efficient use of energy resources will create significant opportunities for future growth.

Operations

Johnson Matthey has operations in over 30 countries and employs around 7,800 people. In the 2006/07 financial year Johnson Matthey's operations were organised into four global divisions: Catalysts, Precious Metal Products, Pharmaceutical Materials and Ceramics. The sale of Ceramics Division was completed on 28th February 2007.

Catalysts Division

Description of the Business

Catalysts Division consists of three global businesses:

Environmental Catalysts and Technologies (ECT)
ECT comprises Johnson Matthey's global autocatalyst, heavy duty diesel and stationary source emissions control businesses. We are a world leading manufacturer of catalysts for vehicle exhaust emission control and a leader in catalyst systems for the reduction of volatile organic compound emissions from industrial processes. Manufacturing takes place in the USA, UK, Belgium, Mexico, Argentina, South Africa, Japan, Malaysia, India and China. R&D facilities are in the USA, UK, Sweden, Japan and Brazil.

Process Catalysts and Technologies (PCT)
PCT manufactures base and precious metal process catalysts, fine chemicals and electrochemical products. Manufacturing facilities are in the UK, USA, Germany, India and China. The Davy Process Technology business develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. Our Research Chemicals business is based in the USA and UK.

Fuel Cells
Johnson Matthey is the world leader in catalysts and catalysed components for fuel cells.

Figure 1

HDD On Road Regulation Development



Figure 2

HDD On Road Regulation Development

		New models	All models
Europe	Euro IV	01 Oct 05	01 Oct 06
	Euro V	01 Oct 08	01 Oct 09
United States	US2007	01 Jan 07	01 Jan 07
	US2010	01 Jan 10	01 Jan 10
Japan	Short Term		
	2.5-12 tonnes	01 Oct 03	01 Oct 03
	12 tonnes+	01 Oct 04	01 Oct 04
	New Long Term		
	2.5 tonnes+	01 Oct 05	01 Oct 05
	Diesel 09		
	2.5 tonnes+	31 Dec 09	31 Dec 09
China	Beijing – Euro IV	2008	
	Rest of country – Euro IV	2010	
India	Major cities	2010 (or earlier?)	
South Korea	Euro IV	01 Jan 06	01 Jan 08
Brazil	Euro IV	2009	

Performance in 2006/07

Catalysts Division's sales rose by 48% to £2,193 million, partly as a result of significantly higher prices for platinum, palladium and rhodium. Excluding the value of precious metals, sales rose by 32% to £1,036 million. This increase was driven by good volume growth and the impact of higher material costs, such as the costs of substrates for catalysed soot filters, which are a pass through for Johnson Matthey.

The division's operating profit increased by 11% to £148.8 million, with both Environmental Catalysts and Technologies and Process Catalysts and Technologies performing well. The results were adversely affected by exchange translation. At last year's rates sales excluding precious metals would have increased by 35% and operating profit would be 14% up.

Environmental Catalysts and Technologies

Environmental Catalysts and Technologies was well ahead of last year with good growth in Europe, particularly for diesel oxidation catalysts and CSFs, increasing autocatalyst sales in Asia and a welcome upturn in our North American business with the introduction of products to meet new HDD legislation.

In Johnson Matthey's financial year to 31st March 2007 global light duty vehicle sales increased by 2.8% to 66.3 million. Car production rose by 3.1% with a small overall increase in inventories. Most of the growth in production again came in Asia, which was 9.5% up on last year. Within Asia, sales grew 21% in China and 23% in India. Total European sales were 3.4% up, with all the growth coming in Eastern Europe (16%). Sales in Russia, where Johnson Matthey is constructing a new plant, increased 30% during the year. In North America light vehicle sales were 2.0% down and domestic production fell by 6.3% as imports gained market share.

Estimated Light Vehicle Sales and Production

		Year to 31st March 2007 millions	2006 millions	change %
North America	Sales	**19.3**	19.7	-2.0%
	Production	**14.9**	15.9	-6.3%
Total Europe	Sales	**21.3**	20.6	3.4%
	Production	**21.1**	20.7	1.9%
Asia	Sales	**16.4**	15.2	7.9%
	Production	**25.4**	23.2	9.5%
Global	Sales	**66.3**	64.5	2.8%
	Production	**66.9**	64.9	3.1%

Source: Global Insight

We continue to see increasing demand from many of the leading car companies in Europe for CSFs to remove particulates from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into full force in Europe until 2010, most car manufacturers are starting to fit these devices much earlier due to public awareness of the environmental and health benefits that they provide. In 2006/07 we completed work on a new factory in Royston, UK to manufacture CSFs and during 2007/08 we will complete an additional facility which will double our capacity. In addition, we have added CSF capacity at our South African facility, which also supplies the European market.

During the year we commenced construction of a new autocatalyst manufacturing facility in the Russian Federation. This plant will produce catalysts to meet demand from both local and global car manufacturers following the introduction of emissions legislation requiring autocatalyst fitment in Russia in the spring of 2006.

Our business in Asia continues to perform very well. Over the next decade we expect that most of the growth in world car production will take place in the Asian region. In 2006/07 we have achieved strong volume growth in China and Japan and our operations in India and Malaysia also continued to





perform well. During the year we again expanded our autocatalyst manufacturing facility in Japan in order to serve growing demand for our products from Japanese car companies. Further expansion is planned for the coming year.

Our new plant in South Korea (our fifth in the Asian region) is nearing completion and will begin production during 2007/08. This new plant will manufacture catalysts for both diesel and petrol powered vehicles and will carry out research and development activities to support the rapidly growing Korean motor industry.

The market for HDD catalysts for new vehicles grew rapidly in the second half of the year. New emission control standards for HDD vehicles came into force in October 2006 for all new vehicles sold in Europe. In the United States similar legislation came into force at the beginning of January 2007. Johnson Matthey has a leading market share of both these new markets. A major expansion programme was completed in the year at our facility near Philadelphia, USA to provide capacity to meet demand for catalysts for both heavy duty diesel vehicles and diesel powered pick ups, which are also affected by this legislation.

Johnson Matthey's sales, excluding precious metals, of HDD catalysts to original equipment manufacturers (OEMs) increased to £46 million in the second half of 2006/07 from £7 million in the first half. Sales in the US, as expected, started slowly as truck sales were impacted by pre-buying of trucks ahead of the legislation. In 2007/08 we expect to see further rapid growth in our sales of HDD catalysts as the legislation in Europe and the US will apply for the whole of the year and as US truck sales return to more normal levels over the course of the year.

Our HDD business in Asia continues to make good progress, gaining share of the OEM market in Japan and achieving good sales into the large retrofit programme underway in Seoul, South Korea. Both China and India are major manufacturers of trucks and similar emission control legislation to Europe and the US is expected to be introduced in those two countries by 2010. HDD emissions legislation in Europe, the US and Japan will tighten significantly in 2009 and 2010 which will require more sophisticated catalyst systems to meet the standards.

On road HDD emissions legislation will undoubtedly continue to tighten beyond 2010. In addition there is also legislation in place in the European Union and the United States that will take effect from 2011 requiring off road or 'non road' vehicles such as construction, mining and agricultural equipment to meet the same tight emissions standards. Although average engine sizes are smaller than those for on road HDD vehicles, this is a significant additional new opportunity for Johnson Matthey and will have similar technology requirements.

Process Catalysts and Technologies

Process Catalysts and Technologies also achieved good growth in sales and profits in 2006/07. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of last year with continued strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates. Demand from methanol producers was particularly good in 2006/07. Sales of edible oil catalysts were also ahead of last year but catalyst sales to the polymer market declined.

Davy Process Technology (DPT), which we acquired in February 2006, had an excellent year concluding several major contracts. The acquisition of DPT has provided Johnson Matthey with additional opportunities to grow sales of catalysts into new technology developments. DPT develops and licenses chemical process technologies and is benefiting from growth in China as well as high energy prices which have increased demand for new chemical processes. A good example of this is the announcement in February 2007 that the AMOG business and DPT had entered into contracts for a methanol technology licence, basic engineering design package and methanol synthesis catalyst supply for a new 1.8 million tonne per year methanol project for Baotou Shenhua Coal Chemicals. This project is a coal to olefin plant being constructed in Baotou City in Inner Mongolia. Methanol will be produced from locally mined coal using advanced methanol synthesis technology and catalysts supplied by Johnson Matthey. The methanol will then be further converted to olefins via methanol to olefins (MTO) technology.

Tracerco, PCT's oil services business, also achieved good growth in the year benefiting from record demand for its specialist diagnostics services and equipment from production platforms and refineries. In April 2006, Tracerco acquired the process diagnostics business of Quest TruTec which has expanded Tracerco's market coverage, particularly in the USA.

PCT's fine chemicals and related catalysts businesses performed well in the year. Demand for precious metal chemicals was strong and sales of homogeneous and Sponge Nickel™ catalysts showed good growth. Research Chemicals benefited from a good contribution from its new joint venture in China and sales in Europe were strong stimulated by the launch of the new catalogue. Projects are now underway to expand the business' warehousing and distribution facilities in India.

Fuel Cells

Our Fuel Cells business achieved strong growth in sales, from a small base, with significantly increased orders for membrane electrode assemblies (MEAs) for direct methanol fuel cells (DMFCs). Most of these sales were for portable fuel cells which are sold to European consumers as companies manufacturing and marketing portable power supplies achieved sustained commercial sales. There continues to be considerable potential in consumer electronics applications where DMFCs have cost and performance advantages over batteries. Johnson Matthey's longstanding R&D in this area has put us in a very good position to serve the many companies in this sector that are now actively developing prototypes and carrying out product trials around the world.

Other sectors where fuel cells have applications, such as automotive and local power generation, have benefited from growing interest in low carbon and low emission technologies. Car companies have reaffirmed their ambitions for fuel cell vehicles and cities such as London have committed to further purchases of fuel cell buses. Johnson Matthey introduced new MEA products in 2006/07 that significantly improve the durability and cost of fuel cells used in the very demanding transport sector. While commercial sales to this sector remain some way off, the substantial progress over the last year is an encouraging step towards the realisation of this very large potential market for our fuel cell products.

Our Swindon facility provides our Fuel Cells business with a stable, high quality product development and manufacturing capability that is very important for our customers' long term ambitions and differentiates us from other catalyst and MEA suppliers. The annual cost of our Fuel Cells business fell by £0.8 million to £7.3 million.

Precious Metal Products Division

Description of the Business

Precious Metal Products Division is organised into three groups; Platinum, Colour Technologies and Gold and Silver and incorporates Johnson Matthey's precious metals marketing, fabrication and refining activities as well as its business manufacturing functional and decorative coatings for glass and ceramics.

Platinum

Consists of our worldwide platinum marketing and fabrication activities. Marketing is headquartered in Royston, UK with support facilities in Philadelphia and Hong Kong. We are the world's leading distributor of platinum group metals (pgms) and the sole marketing agent for Anglo Platinum, the world's largest producer of platinum. Our platinum fabrication business makes a wide range of platinum group metal products primarily in the UK and USA. Our Pgm Refining business recovers pgms from spent catalysts and other secondary materials and refines primary pgms from global mining operations. It has refining facilities in the UK and USA.

Colour Technologies

Headquartered in the Netherlands, our Colour Technologies business manufactures black obscuration enamels and silver conductive materials for automotive glass. It also makes colours, enamels and decorative precious metal products for other glass applications such as bottles and architectural glass as well as for tableware and other ceramic applications.

Gold and Silver

Comprises our gold and silver refining and bullion manufacturing operations. Johnson Matthey is a market leader in the refining of gold and silver. The business serves the world's mining industries and recycles secondary scrap material. We are also a leading manufacturer of high purity small gold bars for investment and jewellery manufacture. Gold and silver refining operations are located in the USA and Canada.

Performance in 2006/07

Precious Metal Products Division's sales increased by 29% to £3,824 million, boosted by higher prices for pgms. In sterling terms the average price of platinum rose by 18%. Prices of the minor metals (rhodium, iridium and ruthenium) increased dramatically. Operating profit (before last year's impairment costs) rose by 37% to £85.3 million. At last year's exchange rates operating profit would have been 40% higher. Both the marketing and distribution business and the manufacturing businesses achieved strong growth in the year.

Platinum

The price of platinum was extremely volatile in 2006/07. With the physical market tightly balanced, speculative interest and the volatility in other commodities such as oil had a significant impact on the price. Platinum peaked at a new all time high of \$1,390/oz in November and was subject to a broadly upward trend throughout the year. The average price for the year was \$1,185/oz, a 26% increase on 2005/06 (18% in sterling terms).

Supply of Platinum 2002-2006
Million oz


South Africa
Russia
Elsewhere
2002
2003
2004
2005
2006

Demand for Platinum 2002-2006
Million oz


Autocatalyst (net)
Jewellery
Industrial
Investment
2002
2003
2004
2005
2006

Supply of Palladium 2002-2006
Million oz


South Africa
Russia
Elsewhere
2002
2003
2004
2005
2006

Demand for Palladium 2002-2006
Million oz


Autocatalyst (net)
Dental
Electronics
Other
2002
2003
2004
2005
2006

Total consumption of platinum increased once more in 2006/07, a pattern unbroken since 1992. Demand for platinum in autocatalysts increased by 11% with much of the growth generated in Europe, where diesel vehicles accounted for more than 50% of light duty vehicle registrations. The fitting of catalysed soot filters to diesel vehicles and the emissions control equipment fitted to heavy duty diesel vehicles made a substantial contribution to platinum demand. However, demand from jewellery manufacturers fell again as the rising price of platinum encouraged de-stocking and recycling of old jewellery.

Supplies of platinum increased in 2006/07, with new mines coming on stream and the largest producer Anglo Platinum having a good year after unexpected problems in 2005. Overall, the platinum market was close to balance in 2006/07, which, following several years of deficits, ensured the price remained firm.

The palladium price reached its peak for 2006/07 in May, touching $398/oz. Supply and demand fundamentals continued to be largely incidental as hedge funds and institutional investors extended already substantial long positions in the market. With their significant and consistent support, the average price for the year was $336/oz, an increase of 47% on 2005/06.

Physical demand for palladium decreased in 2006/07. Autocatalyst demand increased due to higher gasoline vehicle production outside Europe, whereas demand from Chinese jewellery manufacturers fell significantly after pipeline filling in the previous year. Palladium supplies were lower than in 2005/06 due to a reduction in Russian sales but did little to alter the substantial surplus of supply over demand.

The price of rhodium rose sharply in 2006/07, touching a peak of $6,275/oz in May. The average price doubled for a second successive year to reach $5,166/oz. Strong demand from the automotive and glass fabrication industries coupled with speculative interest left little metal to be offered in the spot market, in spite of modestly increased supply. This sustained pressure on a market which was already tight and illiquid inevitably caused the price to rise sharply.

The past year has been notable for the dramatic increase in the price of ruthenium, which rose from $160/oz to reach $870/oz before easing to $700/oz by the end of our financial year. The price increase was attributable to a surge in demand from the electronics industry for the coating of a new generation of hard disk memory storage. Limited physical availability of metal to meet this demand and speculative buying resulted in a classic market spike.

Profits from the division's marketing and distribution operations were substantially higher than in 2005/06, benefiting from good growth in demand and higher pgm prices. The results in the second half of the year also benefited from some trading profits on the minor metals. Although we do not expect these trading profits to be repeated at the same level in 2007/08, market conditions remain favourable and we would expect the business to achieve further growth in profits in the current year if market conditions remain the same.

The division's metal fabrication businesses achieved good growth in 2006/07. To meet growth in our market share of core pgm products we increased the capacity of our facility at West Chester, USA. This expansion successfully came on stream during the year. The market for catalysts used in the abatement of nitrous oxide, a powerful greenhouse gas produced as a by product in the manufacture of nitric acid, is starting to develop. We have excellent products in this area and the contracts currently being finalised will generate a new revenue stream in the coming years. Our medical products business located at three sites in California had another good year with strong growth in nitinol products and components for the cardiovascular sector.

Pgm Refining maintained its good progress, benefiting from higher pgm prices which stimulated the flow of secondary materials for refining, especially autocatalyst scrap. The business continues to focus on capacity management and process improvement. As a result it was successful in making further reductions in the quantity of precious metals held in the refining circuits. At the same time new processes were introduced to meet customer requirements, such as increased capacity for ruthenium refining to meet growing demand from the electronics sector.

Colour Technologies

Colour Technologies achieved further good growth in operating profit, with our products for automotive glass proving very successful. In this sector we continue to invest heavily in product development to meet the increasingly stringent requirements of our customers for improved enamels and conductive inks. In the tableware sector we continue our successful strategy of focusing on a reduced range of higher technology products. In line with this we announced the closure of our decorative precious metal products plant in Royston, UK and transfer of the activities to our larger plant in Maastricht, the Netherlands. This transfer will be completed in 2007/08.

Gold and Silver

The division's gold and silver business also enjoyed a good year, boosted by very strong metal prices which stimulated good flows of secondary materials. Our North American operations at Salt Lake City and Toronto were successful in growing operating profit whilst reducing the amount of metal tied up in processes. At the end of March 2007 we agreed to sell our small Hong Kong gold and silver refining business to Metalor Technologies (Hong Kong) Limited, part of the Metalor Group. This sale was completed on 4th May 2007. Net proceeds are expected to be £0.4 million.

Pharmaceutical Materials Division

Description of the Business

Pharmaceutical Materials Division is a global, integrated supplier of active pharmaceutical ingredients (APIs), which provides services to pharmaceutical companies through all the stages of development and commercial manufacture of a pharmaceutical product.

The division's Macfarlan Smith (UK) and West Deptford (USA) businesses provide a full range of commercial scale manufacturing services for APIs to both generic and branded pharmaceutical companies. Both businesses specialise in the manufacture of low to medium volume, high value products, especially controlled drugs.

Pharma Services (USA) provides contract research and development and manufacturing services to pharmaceutical companies from pre-clinical through to commercial launch. It also manufactures other low volume APIs for the commercial market.

The Pharmaceutical Materials Ireland business specialises in the manufacture of prostaglandin APIs, which are very low volume, high value, chemically complex molecules.

Performance in 2006/07

Pharmaceutical Materials Division's sales rose by 1% to £135 million. Operating profit was up 5% at £35.5 million. The division's US businesses showed a good recovery in the year although their reported results were adversely affected by exchange translation as a result of the weaker US dollar. At last year's exchange rates the division's sales would have been 3% up and operating profit 7% higher than in 2005/06.

US Operations

The recovery in the division's US operations reflected increased demand for both APIs and contract research. The business benefited from the purchase by Barr Pharmaceuticals, Inc. of ADDERALL®, an immediate release product used in the treatment of Attention Deficit Hyperactivity Disorder, from Shire plc. Johnson Matthey has an exclusive agreement to supply the API to Barr for this product as well as the API used in Barr's existing generic version. Sales of APIs for generic methylphenidate and several opiate products also showed good growth in the year.

A New Drug Application (NDA) was filed for Satraplatin, a potential new platinum anticancer drug which was discovered by Johnson Matthey, licensed to Spectrum Pharmaceuticals, Inc. and sub-licensed for development and commercialisation to GPC Biotech. If this drug is successful Johnson Matthey will receive both royalty and manufacturing income from the product.

Pharma Services' performance improved substantially in 2006/07, with good growth in sales and profits in both the manufacturing and contract chemistry segments. The business also made good progress in expanding its manufacturing base. Several products manufactured by Pharma Services have progressed well in clinical trials and required significant scale-up during the year. Pharma Services continues to use its broad capabilities to support product development for other parts of the division. A number of generic products manufactured for both West Deptford and Ireland were submitted for regulatory approval by our customers during the year.

We expect to see further steady growth in sales of APIs for generic controlled drugs, particularly those used in the treatment of pain which is a growing market, and in platinum based anticancer drugs. There is also the opportunity for additional growth from the launch of new products, such as Satraplatin if it should be approved, and the agreed launch in April 2009 of Barr's generic version of ADDERALL XR®.

Macfarlan Smith

Sales at Macfarlan Smith, based in Edinburgh, were down on last year. However, operating profit was slightly ahead. The fall in sales resulted from an overall reduction in selling prices for key bulk opiate products which was offset by lower prices for the raw materials used to manufacture these products. Sales of higher margin specialist opiates, particularly oxycodone and buprenorphine, showed good growth offsetting a decline in some non opiate fine chemical products.

The world market for opiate drugs, which are primarily used to treat pain, continues to grow. Use of these products increases as the world's population ages and people are generally less tolerant of pain, as well as by the introduction of new applications and new dosage forms, particularly for specialist opiates, which enable broader, more controlled use of these medications.

Ireland

The performance of Pharmaceutical Materials Ireland improved in 2006/07 and the business continued to expand its customer and product base. Prostaglandin APIs manufactured by the business have been used by customers in developing new generic products and several are in the process of review for regulatory approval.

Research & Development

Research and development underpins Johnson Matthey's high technology businesses. We maintain a high level of R&D expenditure to ensure the continuous flow of new products and technologies to provide our customers with cost effective solutions to meet legislated and technical requirements. In 2006/07 the continuing operations spent £66.5 million gross on research and development.

Johnson Matthey Technology Centre

The Johnson Matthey Technology Centre (JMTC) is the group's central resource for longer term research. JMTC's major facility is located at Sonning Common, UK and supports the research and development of new products and technology across all of Johnson Matthey's businesses. JMTC also includes a smaller group of scientists based in Billingham, UK which specialises in catalyst manufacturing science. The centres bring together 180 world class scientists with expertise in catalysis, precious metals, materials science and many other disciplines in which Johnson Matthey operates. JMTC has state of the art facilities for the development and testing of catalysts as well as one of the most advanced analytical science groups in the world, equipped with the latest tools for materials characterisation. JMTC's integrated approach to synthesis, testing and analysis fosters the cross fertilisation of ideas to keep the group at the leading edge of technological advancement.

Collaboration is important from the inception of new projects. JMTC works closely with technology centres and development groups within Johnson Matthey's global businesses and participates in external collaborative research and development programmes worldwide.

Many projects at JMTC are sponsored by the operating divisions to meet their longer term objectives alongside which run a number of core science projects to address the fundamental science that underpins every technology development. As well as targeting step changes in technological advancement, core science projects focus on sustainability issues such as energy efficiency, metal thrifting and waste reduction. Knowledge gained in the core science programmes is used to accelerate and improve product development across the group, reducing time to market and improving our ability to design products to meet customers' needs.

A core competence of Johnson Matthey is a fundamental understanding of catalyst science and materials technology. In the section below, three elements of JMTC's approach to catalyst and materials development are described, followed by a review of R&D activities in our operating divisions.

Core Science Projects

Catalyst Design

With the ever increasing complexity of today's catalysts, it is imperative to be able to understand and control the interactions between metals that are the basis of the activity, selectivity and promotion of a catalyst. At JMTC we have moved beyond a purely experimental approach to catalyst and materials preparation and are exploiting rational design to optimise performance. Combining sophisticated surface science characterisation techniques with realistic testing and high power computational chemistry our research is directed towards understanding active sites and the other key features of catalyst structures.

Catalysts inevitably change with usage as the material poisons and ages over time. We are therefore engaged in studying the physical processes of catalyst change. With a more fundamental understanding of the restrictions imposed by these physical rules we can design within the limits of what is possible and streamline our research efforts.

Catalyst Engineering

The rational design of catalysts requires an unprecedented degree of synthetic control. In three parallel research programmes we are investigating the latest techniques of catalyst preparation. Whether it is thrifting metals, controlling metal alloy interactions or achieving a homogeneous distribution of metal, we are developing the capability to control the nanoscale structure of metal particles. Complementing more conventional catalysts and materials, these unique products offer us a diverse portfolio of entirely original catalysts for our development and testing programmes.

The focus of this work is on the process as much as the product and using more sophisticated synthetic techniques allows us to simplify catalyst syntheses and economise on energy. With careful precursor design we can phase out the use of toxic and hazardous organic solvents in favour of exclusively aqueous reactions and reduce the production of environmentally harmful emissions such as nitrates and oxides of nitrogen (NO_x).

Manufacturing Science

The efficient transition from making a catalyst on a laboratory scale through pilot scale to full commercial manufacture is critical to the development of new products. We need to be able to support our customers' requirements at every stage and be able to produce representative material which will not change as it is scaled up. It is equally important to understand the sustainability of the manufacturing process to optimise the use of expensive metals, reduce the environmental impact of by products and to produce material which has the potential to be recycled or reused. Our Manufacturing Science Centre at JMTC in Billingham is a centre of excellence for catalyst manufacturing across the group and is constantly involved in new manufacturing projects from many different Johnson Matthey businesses. As well as understanding and resolving issues of scale-up, we invest in research into new process technology to improve the efficiency and reduce the environmental impact of our manufacturing processes and products.

Catalysts Division

New product development in the Environmental Catalysts and Technologies business is driven by ever tightening emissions legislation around the world and we continue to invest in scientists and state of the art equipment for the development and testing of catalysts to meet customers' needs. Through this investment, Johnson Matthey has become a leader in diesel emission control technologies for both heavy and light duty diesel applications including catalysed soot filter technology for removal of particulate matter from diesel exhausts. We also continue to invest in the development of improved products for the treatment of exhaust from gasoline engines.

Johnson Matthey has invested in ECT's R&D facilities during the year to meet the demands of planned new emissions regulations around the world. 2007/08 will see the completion



of expansions at our Royston, UK and Gothenburg, Sweden facilities and of the R&D centre at our new facility in Korea.

Process Catalysts and Technologies' key areas of focus for research remain in the hydrocarbon to products and fuels areas and we are engaged in a number of specific projects aimed at process improvement and enhancing catalyst performance. The process technology expertise of Davy Process Technology complements our broad palette of catalyst manufacturing and development tools to provide a very potent mix through which we aim not only to develop improvements to existing chemical processes but also achieve significant world scale step changes in technology. R&D programmes include those focused on improving the design and efficiency of our gas heated reforming technology to offer higher efficiencies in syngas based processes such as gas to liquids and methanol manufacture.

In the fine chemicals and pharmaceuticals areas we also continue to invest in R&D projects directed towards both new product development and process efficiency improvements.

During the year the Fuel Cells business completed a major project on advanced MEAs for automotive applications funded in part by the UK Department of Trade and Industry (DTI) and has collaborated with a number of other DTI funded potential UK suppliers. This work has demonstrated significant improvements in the durability of key components at the heart of the MEA, such as the membrane. Using our own composite design, we have achieved a five fold improvement in membrane durability under automotive test cycles and other improvements have reduced the cost of the substrates and catalysts used in MEAs by a factor of five while maintaining or improving performance. Collaboration with new suppliers able to assist our future product development (including many from outside the fuel cell technology industry) will have lasting benefits to the long term competitiveness of our fuel cells business.

Methanol fuelled fuel cells have in the past required much higher loadings of platinum catalyst than their hydrogen fuelled counterparts and during the year we have made significant progress in lowering these loadings without compromising performance. Working with international suppliers has allowed us to offer MEAs for methanol fuelled fuel cells with improved membranes based on hydrocarbons, as well as traditional fluorinated materials.

Precious Metal Products Division

Research and development in the Precious Metal Products Division encompasses a number of different product areas. The division's pgm fabrication business (Noble Metals) continues to support R&D to optimise catalyst systems for the abatement of nitrous oxide, a powerful greenhouse gas listed under the Kyoto Protocol. We have already established a leading share of this new market and this work will further enhance our position. Our Colour Technologies business continues to focus on the development of more environmentally friendly products for use in colours and stains, and on the invention of superior enamels and conductive materials for the automotive industry. Research in our pgm and gold refining businesses continues to target improved refinery processes to yield shorter lead times and reduced metal holdings.

Pharmaceutical Materials Division

Research and development in the Pharmaceutical Materials Division is directed towards the development of manufacturing processes for APIs to be manufactured and marketed by the division's business units. Across the division the development of safe and cost effective manufacturing processes and the instrumental and chemical methods for detailed analysis of these products are fundamental technologies for the manufacture of commercial scale products. These technologies are essential to achieve competitive market positions and to obtain regulatory approval for products.

Each of the division's businesses has developed substantial chemical know-how in their respective market niches and they collaborate closely on new technical challenges. Combined with Johnson Matthey's core expertise in catalysis, chiral catalysis and organometallic chemistry, the division offers the pharmaceutical marketplace a unique range of R&D capabilities.



John Sheldrick
Group Finance Director

Financial Review

Introduction

Johnson Matthey performed very well in 2006/07. Revenue grew by 34% to £6.2 billion. Profit before tax for the continuing businesses rose by 18% to £226.5 million and earnings per share were 37% up at 96.9 pence. Excluding one-off items (profit on sale of Ceramics Division and last year's £6.0 million impairment charge) earnings per share were 12% up at 81.2 pence.

We sold our Ceramics Division on 28th February 2007 for £143.9 million giving a profit on sale of £33.3 million after tax. The sale of Ceramics Division completes the process, announced in November 2003, of disposing of parts of the former Colours & Coatings Division and focusing the group on its core activities. Under International Financial Reporting Standards (IFRS) the results of Ceramics Division are shown in discontinued operations on a post tax basis. Profit before tax in the income statement comprises the results for the continuing businesses only. The results for 2005/06 shown in the income statement have been restated accordingly.

Sales and Margins

Revenue (total sales) increased by 34% to £6,152 million. Precious metal prices grew strongly over the year which boosted sales in both Catalysts Division and Precious Metal Products Division.

Johnson Matthey's turnover is heavily impacted by the high value of precious metals included in the group's products, particularly in Precious Metal Products Division. The total value of sales varies each year according to metal prices, the mix of metals sold and the level of trading activity. The value of the precious metals included in sales is generally separately invoiced and payment made within a short period. Consequently, although return on sales (operating profit / revenue) for the precious metals businesses is low, return on investment is high.

To provide a more useful measure of return on sales, the table below shows return on sales by division excluding the value of precious metals. In the year to 31st March 2007 sales excluding precious metals rose by 25%, driven by good growth in Catalysts Division.

Return on Sales excluding Precious Metals

	Sales excluding precious metals		Return on sales excluding precious metals[1]	
	2007 £ million	2006 £ million	**2007 %**	2006 %
Catalysts	**1,036**	786	**14.4**	17.1
Precious Metal Products	**290**	245	**29.4**	25.3
Pharmaceutical Materials	**129**	127	**27.6**	26.6
Continuing Businesses	**1,454**	1,159	**17.4**	18.4

[1] Operating profit before one-off items divided by sales excluding precious metals

Operating Profit for the Continuing Businesses

(before one-off items)

	Year to 31st March 2007 £ million	2006 £ million	change %	2007 at 2006 exchange rates £ million	change %
Catalysts	**148.8**	134.2	+11	**152.7**	+14
Precious Metal Products	**85.3**	62.2	+37	**87.1**	+40
Pharmaceutical Materials	**35.5**	33.8	+5	**36.2**	+7
Corporate	**(17.2)**	(16.8)		**(17.2)**	
Operating Profit	**252.4**	213.4	+18	**258.8**	+21

US Dollar Exchange Rate



$/£
2.1
2.0
1.9
1.8
1.7
1.6
Average
Average
March 2005
March 2006
March 2007

The return on sales excluding precious metals for the continuing businesses fell by 1.0% to 17.4%. This fall largely reflected a drop of 2.7% in Catalysts Division whose sales excluding precious metals grew by 32% in the year. Some of this growth was attributable to the increased costs of substrates which are required for heavy duty diesel catalysts and catalysed soot filters and which are pass through costs for Johnson Matthey. The division still achieved 11% operating profit growth which is more representative of the underlying volume growth.

Operating Profit / Exchange Translation

Operating profit before one-off items increased by 18% to £252.4 million, despite adverse exchange translation. Translated at last year's rates the growth would have been 21% (see table above).

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. A quarter of the group's profits are made in North America, mainly in the USA. The average rate for the US dollar was $1.896/£ compared with $1.785/£ for 2005/06. Each one cent change in the average rate for the dollar has approximately a £0.4 million effect on operating profit in a full year. The fall of over 11 cents in the dollar in 2006/07 reduced reported group operating profit by £4.6 million.

Most major south east Asian currencies were weaker, adding a further £1.5 million to adverse exchange translation. The South African rand also weakened substantially, from R11.4/£ to R13.4/£. However, the catalysts manufactured by our South African business are ultimately for export and the benefit of a weaker rand on margins more than offsets the translational effect. Overall, excluding the rand, exchange translation reduced group profits by £6.4 million compared with 2005/06.

Catalysts Division's operating profit was up 11%, benefiting from strong top line growth. Environmental Catalysts and Technologies' sales were well ahead of last year with good growth in autocatalyst sales in Asia, increased sales of catalysed soot filters in Europe and the emergence of the new market for heavy duty diesel catalysts in both Europe and North America. Process Catalysts and Technologies also achieved good growth with strong sales of methanol catalysts and a good contribution from Davy Process Technology.

Precious Metal Products' operating profit (before one-off items) was up 37%, benefiting from buoyant trading conditions for platinum group metals, particularly in the second half of the year, and good growth in its manufacturing businesses. A one-off impairment charge of £6.0 million was included in operating profit for the prior year (2005/06) relating to the write-off of redundant assets in Pgm Refining following the restructuring of that business.

Pharmaceutical Materials Division achieved 5% growth in operating profit in 2006/07 with a recovery in its US operations.

All three divisions' results were held back by adverse exchange translation. The table at the top of this page shows the results translated at last year's exchange rates. More detailed reviews of the progress of each division are given on pages 8 to 13.

Interest

The group's net finance costs rose by £11.1 million to £26.8 million. Average borrowings were significantly higher than last year as a result of the major investment in both capital expenditure and working capital to support the rapid growth in Catalysts Division, and the acquisition of Davy Process Technology in February 2006. However, with the sale of Ceramics Division at the end of February 2007, net debt fell significantly in March to end the year at £364.8 million. Interest rates also rose, particularly for floating rate US dollars, which on average were 1.3% up on 2005/06.

Profit before Tax

Profit before tax and one-off items for the continuing businesses rose by 15% to £226.5 million. After one-off items the rise was 18%. If the operating results for discontinued operations are included in the total, profit before tax was £242.6 million which was 10% up on last year's reported profit before tax and one-off items of £219.8 million.

Taxation

The group's tax charge for the continuing businesses was £64.7 million, an increase of £10.0 million on last year reflecting the growth in profit before tax. The average tax rate for the continuing businesses was 28.6%. The £33.3 million profit on disposal of Ceramics Division was largely tax free as a result of the substantial shareholdings exemption for tax on UK disposals.

Tax paid was £81.4 million which was much higher than in 2005/06. Some of the difference related to timing with payments falling into the first quarter of 2006/07 rather than the final quarter of the previous year. In addition, in 2005/06 we reached agreement with HM Revenue & Customs in the UK on several years' tax assessments which resulted in a repayment of tax and benefited that year's first half cash flow.

Dividend

The board is recommending to shareholders a final dividend of 23.7 pence, making a total dividend for the year of 33.6 pence, an increase of 12%, which is in line with the growth in earnings per share before one-off items. The dividend for the year would be covered 2.42 times by earnings per share before one-off items.

Return on Investment

We set a target of 20% for the pre-tax return on assets (ROA) for all our businesses with a minimum threshold of being ahead of our cost of capital (11.2% on a pre-tax basis). For the group as a whole ROA was 17.4% which was 0.4% up on last year. We are targeting to achieve a gradual improvement in the return over the next few years as the benefit of the investments we have been making in new product development comes through.

On a post tax basis the return on invested capital was 12.4% (applying the group's underlying tax rate of 28.6% to operating profit in the calculation below). The estimated weighted average cost of capital (WACC) for the group is 8%. The margin above the cost of capital for the year was 4.4% which was 0.4% up on last year.

Return on Assets

	Average net operating assets employed[1] 2007 £ million	2006 £ million	Return on assets[2] 2007 %	2006 %
Catalysts	945	838	15.7	16.0
Precious Metal Products	198	173	43.2	36.0
Pharmaceutical Materials	306	306	11.6	11.1
Ceramics	63	125	n/a	17.0
Corporate / other	(62)	(64)	n/a	n/a
Total Group	**1,450**	1,378	**17.4**	17.0

[1] Average of opening and closing segment assets less segment liabilities as shown in note 1 on the accounts on pages 58 and 59. For the group, the average of opening and closing equity plus net debt.

[2] Operating profit before one-off items divided by average operating assets employed.

Precious Metal Products Division's return improved in 2006/07 and remains well above the group target. Catalysts' ROA fell by 0.3% in 2006/07 despite good growth in operating profit reflecting the heavy investment made in the year, both in terms of capital and R&D, which will benefit future years. Pharmaceutical Materials' return improved and was back above the group's cost of capital in 2006/07, having fallen slightly below that level in 2005/06, and is expected to show steady improvement over the next few years.

Cash Flow

Johnson Matthey generated a net cash inflow of £13.8 million in 2006/07. Net debt disposed of with the sale of Ceramics Division amounted to £19.1 million. After taking into account the impact of exchange translation on foreign currency borrowings the group's net debt fell by £47.2 million to £364.8 million.

The proceeds of sale of Ceramics Division amounted to £146.0 million (cash received plus net debt disposed of on sale). The group spent £8.6 million on acquisitions in the year and a net £50.4 million on share buy-backs. Excluding these items the group had a free cash outflow of £54.3 million.

Change in Net Debt

	2007 £ million	2006 £ million
Cash flow from operating activities	159.1	212.3
Net finance costs / dividends	(91.9)	(74.5)
Capex / asset sales	(121.5)	(114.6)
Free cash flow	(54.3)	23.2
Acquisitions / disposals	118.5	(24.3)
Shares bought	(50.4)	(25.9)
Net cash flow	13.8	(27.0)
Debt acquired / disposed with subsidiaries	19.1	(1.4)
Exchange on net debt	14.3	(13.4)
Change in net debt	47.2	(41.8)

This outflow was the result of major investments in the year on capital expenditure and working capital to support the future growth of Catalysts Division, particularly ECT. In addition, working capital grew as a result of the rise in precious metal prices which affected both inventories and receivables. In total, the cash outflow on working capital was £114.4 million, although the ratio of working capital to revenue fell.

Capital expenditure for the year was £119.8 million which was 1.5 times depreciation. Most of the investment was focused on Catalysts Division where capex was 2.0 times depreciation, with the other divisions spending at levels close to or below depreciation. The cash outflow on capital expenditure in the year was £121.5 million (net of asset sales) with a reduction in payments accrued.

Capital Expenditure to Depreciation

	Year to 31st March 2007 Capital expenditure £ million	Depreciation £ million	Capex / depreciation (times)
Catalysts	91.5	46.0	2.0
Precious Metal Products	11.2	13.4	0.8
Pharmaceutical Materials	10.7	10.5	1.0
Discontinued / other	6.4	7.6	0.8
Total Group	**119.8**	**77.5**	**1.5**

Environmental Catalysts and Technologies spent £63.9 million in 2006/07 with major investments in new capacity. We have completed the new diesel products facility in North America and are building a new CSF manufacturing facility in Royston in the UK. Additional manufacturing capacity has been installed in our production facilities in Japan and South Africa and we are building new factories in Russia and South Korea which should be completed and commissioned in 2007/08. In Process Catalysts and Technologies we have added capacity in AMOG and in 2007/08 we will be investing in additional capacity in Clitheroe, UK to manufacture the latest generation of synthesis gas catalysts.

Pensions

The surplus on the group's UK pension schemes fell by £23.2 million to £45.5 million on an IFRS basis at 31st March 2007. During the year the trustees completed the triennial revaluation of the fund incorporating the latest statistics on life expectancy and demographic experience. The revaluation showed the fund was still in surplus as of 31st March 2006 but at a lower level than previously estimated. Market conditions improved somewhat in 2006/07 with a rise in the discount rate and a good return on equities although inflation assumptions have also risen. The cost of providing future pensions has gone up and both employee and employer contributions have been increased to help maintain a satisfactory funding position.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net surplus of £0.9 million on employee benefit obligations at 31st March 2007 compared with £18.8 million at 31st March 2006.

Capital Structure

In 2006/07 we invested heavily in capital expenditure and working capital to support organic growth, particularly in ECT. We also purchased 3.6 million shares into treasury at a total cost of £52.6 million. Proceeds of £2.2 million were received from option exercises to give a net outflow on share transactions of £50.4 million. However, these outflows were more than offset by the proceeds from the sale of Ceramics Division of £146.0 million. Gearing (debt / equity) fell by 5.6% to 33.8%.

In 2007/08 we will continue to invest in organic growth, with capital expenditure budgeted to be 1.5 times depreciation and further additional investment in working capital. Despite this significant investment we expect to maintain or improve the group's return on assets. We plan to continue to buy back shares in 2007/08 and we are looking at a number of possible bolt-on acquisitions. Together these investments will increase gearing and make more efficient use of the group's balance sheet.

New Divisional Structure

From 1st April 2007 we have reorganised our divisional structure, creating a new Environmental Technologies Division which comprises ECT, the process technologies businesses within PCT and Fuel Cells. The remaining businesses within PCT, which serve the speciality chemicals and pharmaceutical markets, have been merged with Pharmaceutical Materials to form a new Fine Chemicals & Catalysts Division. Precious Metal Products Division is unchanged.

The segmental results for 2006/07, restated for the new divisions, are shown in the table below.

Segmental Information for New Divisions

Year to 31st March 2007	Sales to external customers £ million	External sales excluding precious metals £ million	Operating profit £ million
Environmental Technologies	1,864.3	896.2	120.1
Precious Metal Products	3,824.4	290.0	85.3
Fine Chemicals & Catalysts	463.0	268.0	64.2
Corporate	–	–	(17.2)
Continuing Businesses	6,151.7	1,454.2	252.4

Borrowings

Net debt at 31st March 2007 was £364.8 million, a reduction of £47.2 million on 31st March 2006.

In April 2006 the US$100 million 6.36% fixed rate bonds issued in 1996 matured and were repaid. In December 2006 we issued a further US$300 million of long term debt to improve the group's maturity profile. The issue was in three tranches: US$100 million of 5.55% seven year bonds; US$50 million of seven year floating rate bonds with an interest rate of LIBOR + 0.28%; and US$150 million of 5.67% ten year bonds which were subsequently swapped into floating rate debt.

At 31st March 2007 the maturity profile of the group's debt was as follows:

Borrowings and Finance Leases

	31st March 2007 £ million	%	31st March 2006 £ million	%
Five to ten years	300.2	69	165.9	30
Two to five years	109.7	25	243.5	45
One to two years	0.6	–	45.3	8
Within one year	27.5	6	90.3	17
Gross borrowings	438.0	100	545.0	100
Less: cash and deposits	73.2		133.0	
Net debt	**364.8**		412.0	

OPERATING AND FINANCIAL REVIEW



Platinum and Palladium Prices
US$/oz
1,400
1,200
1,000
800
600
400
200
0
March 2005
March 2006
March 2007
Platinum
Palladium



Rhodium Price
US$/oz
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
March 2005
March 2006
March 2007
Rhodium

Financial Risk Management and Treasury Policies

The group uses financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with its underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments. Our treasury department is run as a service centre rather than a profit centre.

Interest Rate Risk

At 31st March 2007 the group had net borrowings of £364.8 million. Some 51% of this debt was at fixed rates with an average interest rate of 5.20%. The remaining 49% of the group's net borrowings was funded on a floating rate basis. A 1% change in all interest rates would have a 0.8% impact on profit before tax and one-off items. This is within the range the board regards as acceptable.

Liquidity

The group's policy on funding capacity is to ensure that we always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. Within long term debt of £410.5 million at 31st March 2007, the group had borrowings under committed bank facilities of £15.4 million. Total committed bank facilities amounted to £310.0 million of which £294.6 million was undrawn at 31st March 2007. The group also has a number of uncommitted facilities, including metal leases, and overdraft lines at its disposal.

Foreign Currency Risk

Johnson Matthey's operations are located in over 30 countries, providing global coverage. The majority of its profits are earned outside the UK with the largest single investment being in the USA. In order to protect the group's sterling balance sheet and reduce cash flow risk the group has financed most of its investment in the USA, Europe, Japan and China by borrowing US dollars, euros, yen and renminbi respectively. Although an element of this funding is obtained by directly borrowing the relevant currency, a large part is achieved through currency swaps which can be more efficient and reduce costs and credit exposure. The group uses forward exchange contracts to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Details of the contracts outstanding on 31st March 2007 are shown on pages 82 and 83.

Precious Metal Prices

Fluctuations in precious metal prices can have a significant impact on Johnson Matthey's financial results. Our policy for all manufacturing businesses is to limit this exposure by hedging against future price changes where such hedging can be done at acceptable cost. The group does not take material exposures on metal trading.

All the group's stocks of gold and silver are fully hedged by leasing or forward sales. Currently the majority of the group's platinum stocks are unhedged because of the lack of liquidity in the platinum market.

Risks and Uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group's long term performance.

Technological Change and Patents

Much of the group's business is focused on selling products which are technologically advanced or employ technologically advanced processes in their manufacture. In most cases these products are subject to continuous improvement as new technology is developed. The group is exposed to the risk that if it does not keep up with changes in the market place its products will no longer be competitive. This is both a threat and an opportunity since Johnson Matthey can gain business as well as lose it. The group's strategy to meet this risk is to invest significantly in research and development to maintain or achieve leadership positions in those markets which offer sufficient added value to justify the long term investment required.

The group's results are also impacted by the status of patents. These include patents which the group itself registers and maintains, as well as the risks arising from new third party patents and the benefits that arise from the expiry of third party patents. All the group's divisions have significant registered intellectual property. Pharmaceutical Materials Division supplies active pharmaceutical ingredients to generic manufacturers and can benefit when third party patents expire. If actual patent lives differ from the expectations of the relevant group business, such as by being extended or successfully challenged, this can affect the group's results. The group has established policies both to monitor its existing patent portfolio and those of third parties, taking appropriate action as necessary in respect of infringement.

Legislation

Much of the stimulus for the development and growth of Johnson Matthey's products arises from new legislation governing the environmental or health impact of its customers' products in different jurisdictions worldwide. This is most significant for Environmental Catalysts and Technologies where historic and future growth depends on global tightening of emissions limits for on road and off road vehicles. Legislation is also relevant for some of the group's other businesses. Process Catalysts and Technologies manufactures products to remove contaminants or to produce particularly pure chemicals. Colour Technologies is supported by legislation phasing out lead, cadmium and other heavy metals from glass and ceramic glazes. The development of the fuel cells industry is also impacted by clean air regulations and the drive towards zero emissions within both local and national legislation.

Whilst the group has benefited considerably from the development of such legislation its growth could be adversely affected if the pace of legislative change slowed significantly. Johnson Matthey monitors the development of legislation globally and coordinates its development work to ensure it can achieve greatest advantage from each new requirement. Regular reviews are undertaken at the business and group level to monitor growth and to investigate other areas of potential if legislation slows.

Global, Political and Economic Conditions

Johnson Matthey operates in over 30 countries around the world including several within Africa, Asia and Latin America. While benefiting from the opportunities and growth in these regions the group is exposed to the economic, political and business risks associated with such international operations. The group encounters different legal and regulatory requirements including those for taxation, environmental, operational and competitive matters. It is exposed to the effect of political risk which can include sudden changes in regulations, expropriation of assets, imposition of trade barriers and wage controls, limits on the export of currency and volatility of prices, taxes and currencies. The group is exposed to possible natural catastrophe risk, for example through major earthquake or flood, and possible terrorist action. Management monitor such risks, maintaining adequate insurance cover and amending business procedures as appropriate to mitigate any exposure while remaining in compliance with local and group requirements.

Environmental Liabilities

The environmental laws of various jurisdictions impose actual and potential obligations on the group to remediate contaminated sites, both those currently owned and, also in some cases, those which have been sold. Johnson Matthey's environmental policies are set out on the company's website at www.matthey.com/cr/ehs. The group incurs costs annually in meeting these obligations and also maintains provisions for potential liabilities. If existing provisions are inadequate to cover any liabilities or the associated costs arising from environmental obligations this could materially impact the group's results.

Commercial Relationships

Johnson Matthey benefits from close commercial relationships with a number of key customers and suppliers. The loss of any of these key customers or suppliers, or a significant worsening in commercial terms could have a material impact on the group's results.

Johnson Matthey devotes significant resources to supporting these relationships to ensure they continue to operate satisfactorily. From time to time the group undertakes surveys of customer satisfaction which are reviewed by the board. Some of the relationships are supported by long term contracts, notably the group's relationship with Anglo Platinum.

Foreign Exchange

Johnson Matthey operates globally with the majority of the group's operating profit earned outside the UK. It has significant investments outside the UK with the single largest investment being in the USA. As such the group is exposed to movements in exchange rates between sterling and other world currencies, particularly the US dollar, which could adversely or positively impact results. The group's policies for managing its foreign currency exposures are set out in more detail on page 20.

Precious Metal Prices and Controls

A large proportion of the group's activities involve managing precious metals which have inherent risks associated with them in addition to bringing valuable business opportunities.

While the group could be vulnerable to a global disruption in the supply of platinum group metals, it has access to world markets for these metals and is not dependent on any one source for obtaining supplies for operations.

Precious metals have high prices which can fluctuate significantly and this can have a material impact on Johnson Matthey's results. The group's policies for managing this risk are set out in more detail on page 20. The high value of precious metals means that any process losses could be material and there remains the possibility of theft or fraud. Johnson Matthey has extensive experience in operating with precious metals and employs strict security, assay and other process controls and reviews to minimise any exposure. Policies are reviewed regularly by the Chief Executive's Committee and reported to the Audit Committee.

Pensions

The group's defined benefit pension funds are well funded with a net surplus at 31st March 2007 of £30.4 million (see page 69). However, this position is exposed to the risk of changes in interest rates and the market values of investments as well as inflation and increasing longevity of the members. The assumptions used in calculating the funding position of the pension funds are shown in detail on page 68. These risks are mitigated by paying appropriate contributions into the funds and through an investment asset allocation policy which has a high level of probability of avoiding a material deficit based on the results of an asset / liability matching study.

Customer Market Dynamics

The group sells products to manufacturers who in turn use these products to serve a diverse range of end markets. The group's performance is therefore impacted by the dynamics of its customers' end markets and their performance within these markets. A significant loss of market share at or by a major automotive customer could negatively impact the group's results. The group also has exposure to the wider automotive sector as a whole which is served by a number of the group's divisions. While global car production levels have some effect on the sales of Johnson Matthey's products, other factors such as tightening emissions legislation and the increasing technical demands from catalysts play a more significant role.

Another key end market is for pharmaceutical products, with Pharmaceutical Materials providing materials used in the manufacture of controlled drugs and anticancer pharmaceuticals. Johnson Matthey's performance is influenced both by growth in these markets and by the market share of its key customers.

Risks are mitigated by monitoring both industry developments and market share at customers to prevent the group from becoming unduly dependent on any single customer.

Competitor Risk

The group operates in highly competitive markets. Significant product innovations, technical advances or the intensification of price competition could all adversely affect the group's results. Johnson Matthey invests significant resources in research and development in order to ensure the introduction of both new products and improved production processes to allow the group to be at the forefront of its chosen markets. The group also continually works to streamline its cost base to ensure it remains competitive.

Litigation and Investigations

The group is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Failure to comply properly with these laws, regulations and standards could significantly damage the reputation and performance of Johnson Matthey.

Regular internal reviews are undertaken to assess compliance with local and group policies, and provisions are made to rectify or compensate for any breaches. In the ordinary course of business, Johnson Matthey is subject to inspections and monitoring by certain regulatory or enforcement bodies and by the quality departments of some of its major customers. If existing provisions are inadequate to cover any liabilities arising from such investigations this could materially impact the group's results.

Energy and Raw Materials

The group's products contain a broad array of raw materials and its operations require significant levels of energy, notably electricity and natural gas. Any increases or volatility in prices and any significant decrease in the availability of energy or raw materials could affect the group's results. Johnson Matthey coordinates its global purchasing activities to obtain the best possible prices and uses hedging and other contractual means where appropriate to minimise this risk and to benefit where possible.

Credit Risk

Within certain divisions, the group derives a significant proportion of its revenue from sales to major customers. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's results.

Johnson Matthey derives significant benefit from trading with its large customers and manages the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts overdue within the group and the relevant actions being taken. As at 31st March 2007, no single outstanding balance exceeded 2% of the group's market capitalisation.



Resources

Johnson Matthey has significant resources to support its core businesses. These have been built up over many years and support the group's competitive position in the key markets which the group serves. Johnson Matthey continues to invest in all the areas listed below to maintain its leading market positions

Employees

Johnson Matthey's most important resource is its people. We have a highly qualified workforce with many of our employees having trained in science and technology. We employ a high proportion of PhDs not only in our research centres but also in many different management positions throughout the company. Johnson Matthey has a low staff turnover (see page 30), with many employees staying with the company for their whole careers. We place great emphasis on recruitment and training and our policies in these areas are set out on pages 29 and 30.

Research & Development

One of the group's strategies is to differentiate ourselves by using our world class technology. We invest significantly in research and development to develop new products and manufacturing processes. We have a group technology centre located at Sonning Common in the UK which is focused on longer term research and has a worldwide reputation for excellence in catalysis and precious metals technology. In addition we have major research centres at Royston, Billingham and Stockton-on-Tees in the UK located close to some of our major businesses. Worldwide we have technical centres in many countries including the US, Japan, Sweden and the Netherlands.

Johnson Matthey's R&D activities are described in more detail on pages 14 and 15.

Patents and Know-how

Many of the inventions and intellectual property developed as a result of our investment in R&D are patented, and we maintain a large number of families of patents to support our businesses. Equally important is know-how where the group has an extensive knowledge base, particularly in the areas of catalysis and precious metals, which can be used to develop new products and services to meet customer needs.

Commercial Relationships

Many of our businesses provide products and services to other companies and we have developed close working relationships with many of our customers and work in collaboration with them to develop new products. We also have a long standing relationship with Anglo Platinum, the world's largest platinum miner, which has lasted for many decades. Through this relationship Johnson Matthey and Anglo Platinum have developed new markets for platinum group metals which have supported the expansion of the platinum industry over many years.

Manufacturing Technology

Over the last decade the group has invested heavily in new manufacturing capacity and technology. Capital expenditure has run at a high multiple of depreciation (see page 19). As a result of this investment the group has developed an infrastructure of modern facilities located close to our major markets around the world.

Market Position and Reputation

Johnson Matthey is generally ranked number one or two in the major markets in which it operates. The group is a world leader in catalysis and precious metals which provides a strong basis for future development. The company started in 1817 and has a worldwide reputation in the precious metals industry for technical expertise and integrity. Our semi-annual publication 'Platinum' is acknowledged to be the most comprehensive source of information on the platinum industry. We also publish the 'Platinum Metals Review', a leading journal of scientific research on the platinum group metals.



Below: Platinum gauze catalyst for nitric acid manufacture and catalyst pellets for the abatement of nitrous oxide from nitric acid plants.

Left: Production facilities at the new catalyst manufacturing plant in South Korea.

Right: Membrane electrode assemblies (MEAs) for fuel cells.





Corporate Social Responsibility

Johnson Matthey embraces a culture of continuous improvement in all aspects of corporate social responsibility (CSR). Continuous improvement is driven through corporate policies, a comprehensive management system and the commitment of our staff. There are three key policy areas which provide the framework for the management of corporate social responsibility: Environment, Health and Safety (EHS); Employment; and Business Integrity and Ethics.

Innovation and technical leadership are at the forefront of our business and we apply our skills to the development of products and technology which make a positive contribution to preserving the environment, in particular those that mitigate the effect of climate change. This includes the continual development of products that will improve the resource efficiency of our industrial customers and of products that make a positive contribution to the health and wellbeing of society. In managing our business we will endeavour to match these aspirations at all levels of our organisation and seek similar standards from those with whom we work.

Johnson Matthey operates according to well established ethical, social and environmental policies and over the last year further initiatives have been undertaken to improve our operational performance in these areas. Details of these initiatives can be found in Johnson Matthey's Corporate Social Responsibility Report and are presented here in summary. The full report can be found on the company's website at www.matthey.com.

As reported last year, corporate social responsibility is now monitored by the CSR Compliance Committee which is a sub-committee of the Chief Executive's Committee (CEC). The CSR Compliance Committee has specific responsibility for setting and overseeing compliance with the standards for group CSR performance through the development, adoption, dissemination and implementation of appropriate group policies and other operational measures. It comprises the division directors and senior representatives of Group Legal, Internal Audit and Group EHS. CSR issues are reviewed by the CEC on a monthly basis with the Audit Committee reviewing the business risks associated with CSR at least once a year.

As outlined in the Corporate Governance section (see page 40) the board has embedded corporate social responsibility into its risk management process and formally reviews the area once a year. CSR is championed at the highest level at Johnson Matthey and the board has reviewed and endorsed the full report.

Johnson Matthey's Products and Technologies

Many of our products and technologies have a particularly positive social and environmental benefit. They range from anticancer compounds to our emission control and management technologies for cars, trucks and buses, which improve air quality around the world. Johnson Matthey's products and technologies have a significant role to play in the mitigation of climate change through reducing dependence on fossil fuels. These range from chemical process catalysts which improve the resource and economic efficiency of many industrial processes to fuel cell technologies which aim to make an important contribution to the clean generation of electricity and energy supply. The stabilisation of the world's climate will require massive changes right across the energy network and part of the solution presents a challenge for business in developing more sustainable solutions for its customers. This offers a number of business opportunities where Johnson Matthey's products and technologies could be the key enabler in delivering long term environmental benefits to society with the generation of further value for our shareholders. Further details of Johnson Matthey's activities in these important areas are described the CSR report.

Product safety is critical to Johnson Matthey and sophisticated systems are in place to ensure that a high level of protection is afforded to our customers. Increasing emphasis is being placed on life cycle assessment and sustainable chemistry.

Whilst Johnson Matthey's main contribution to sustainable development will be through the excellence of our products we also seek to achieve similar levels of excellence in the management of the business and in the quality of our manufacturing operations. Our expertise in processing valuable precious metal materials provides us with a core competence in the conservation, re-use and recycling of natural resources; principles which are applied throughout our business.

Stakeholder Engagement

Johnson Matthey undertakes a wide range of engagement activities focused on communication with individuals and organisations who are impacted by its operations or who may impact on the Johnson Matthey business, both at corporate and divisional level. These include shareholders, fund managers, employees, customers, communities and national and international trade associations. The company plays an active role within the Chemical Industries Association (CIA) with representation on the CIA Council and other strategy boards. Johnson Matthey has also continued to play a leading advisory role through its participation in a number of sector trade associations and national and local government organisations. The company is also actively involved more broadly with other international trade and government bodies to inform the development of policy in areas where Johnson Matthey's technology and products can play a pivotal role, for example in improving air quality and enabling the shift towards more sustainable consumption and production. Neil Carson, Chief Executive of Johnson Matthey, chairs the UK government's Business Taskforce on Sustainable Consumption and Production and is a prominent member of the Corporate Leaders Group which has provided valuable suggestions to UK government and the European Commission on climate change issues. A number of the company's senior management are involved in the UK government's sustainability and climate change initiatives.

Further details of Johnson Matthey's stakeholder engagement activities can be found in the CSR report on the company's website at www.matthey.com.





Environment, Health and Safety

Environmental, Health and Safety Policy Statement

The Chief Executive's Committee formulates and agrees a written policy statement which forms the basis of the group EHS management system. The board approves this policy statement which is signed by the Chief Executive and is available at each site throughout the Johnson Matthey group, as well as being published externally. This policy is presented in full in the CSR report and on the company's website at www.matthey.com/cr/ehs.

Environmental, Health and Safety Management

Johnson Matthey is firmly committed to managing its activities throughout the group so as to provide the highest level of protection to the environment and to safeguard the health and safety of its employees, customers and the community. Our EHS policies provide the guiding principles that ensure high standards are achieved at all sites around the world and afford a means of promoting continuous improvement based on careful risk assessment and a comprehensive EHS management system.

The group EHS management system is reviewed regularly to ensure that it reflects international best practice and our growing understanding of the practical application of sustainable development.

The corporate objectives, policies and group EHS management system define accountability and set the standards against which conformance audits are assessed. A fundamental revision of the group EHS management system was undertaken during 2005 to reflect regulatory changes and advances in best practice. These policies were communicated across the group in early 2006 and now all facilities have developed local policies to meet the requirements of the new corporate policies. The group EHS management system is available to all employees via the company intranet.

The second year of implementation of the revised health management strategy was underpinned by an increased level of investment in preventive health management programmes and services across the group during 2006. This has already had a beneficial impact on performance.

EHS compliance audits are an integral part of Johnson Matthey's corporate EHS management system and are vital for the achievement of continuous improvement in all aspects of EHS. All Johnson Matthey operated manufacturing and research and development facilities are included in the audit programme. The audit frequency for each facility is determined by the scale, inherent risk and past performance of the operation. Audits review conformance with the group EHS management system and compliance with national legislation, as well as providing an opportunity to share best environmental, health and safety practices.

The Group Occupational Physician undertakes business health management reviews to provide consulting advice to guide the prioritisation and planning of programmes to optimise workplace health protection and promote workforce productivity.

The CSR Compliance Committee reviews all audit reports, including health management reviews, and appropriate follow up is taken on any outstanding issues. A total of 19 detailed compliance audits were completed in 2006/07.

During the year we have formalised the management of substance and product safety through the appointment of a Group Product Stewardship Manager who also has responsibility for management of our chemicals compliance programme which includes meeting the requirements of the forthcoming EU Registration, Evaluation and Authorisation of Chemicals (REACH) regulation.

ISO 14001

Over the past year continued progress has been made with the implementation of ISO 14001, in line with our target of achieving registration at all major manufacturing sites by 2010. Three manufacturing sites achieved ISO 14001 registration





during the last year. This was less than our target of five as a number of sites expected to achieve registration were sold as part of the sale of Ceramics Division. Across the group, 62% of our staff now work at sites with ISO 14001.

Regulation

The new EU REACH regulation comes into force from June 2007 and is widely acknowledged as the most comprehensive chemical control legislation ever introduced in Europe. Johnson Matthey strongly supports the objectives of the legislation in protecting human health and the environment. During the year a REACH conformance programme has been established to manage the introduction of the legislation which will span the next decade. The objectives of this initiative are to ensure timely compliance while limiting and managing any potential detrimental effects on our business. At a business unit level detailed assessments of substance inventories have been completed and plans are in place for REACH pre-registration and subsequent phases of the programme. The company continues its strategy to leverage industry cooperation through consortia to share the costs of testing and implementation. Costs over the next ten years are expected to remain within our earlier estimates of £10 million.

2006 was the second year of phase one of the European Emissions Trading Scheme (EU ETS). As a result of the sale of Ceramics Division in February 2007, Johnson Matthey now has only one permitted site participating in the scheme. This site, located in the UK, remains within the pre-existing Climate Change Agreement Scheme and so benefits from the opt-out applicable to UK sites until phase two of the EU ETS begins in January 2008. At that time, the site will become an active participant in the scheme. Allowances for the site have been allocated and due to the peculiarities of the rules there will be a shortfall of 10,000 tonnes of CO_2 resulting from the coincidental commissioning of an energy saving combined heat and power (CHP) unit during the baseline year. This will provide further stimulus for energy saving initiatives at the site to minimise the need to purchase carbon credits.

Climate Change

With continued increased public awareness of the issues of climate change there is a clear consensus that we must be more efficient in our use of existing energy sources as we transition towards a low carbon world. With our core competence in catalysis and precious metals technology, Johnson Matthey is well placed to contribute to providing solutions to this global issue and to benefit from the associated business opportunities.

Johnson Matthey continues to focus on developing new products and technologies which make a positive contribution to society and the environment, and is actively working to improve the performance of its own manufacturing operations through improved energy and resource efficiency. Examples of both commercial and developmental products and technologies and manufacturing improvement initiatives from across the Johnson Matthey group can be found in the CSR report.

Training

Training is vital to ensuring continuous improvement in environmental, health and safety performance. A number of seminars on high priority health and safety topics were completed during the year. Operations managers, process engineers and EHS professionals from nine plants participated in one such international seminar to learn about the application of new containment technologies to reduce potential exposure to hazardous chemicals in manufacturing processes. Training on the use of the accident and incident reporting software system, AirsWeb, has also continued throughout the year at a number of facilities across the group.

Total Acid Gas Emissions
Tonnes SO_2 equivalent


1,000
800
600
400
200
0
2002 2003 2004 2005 2006

Total Global Warming Potential
Tonnes CO_2 equivalent ('000)


500
400
300
200
100
0
2002 2003 2004 2005 2006

Energy Consumption
GJ ('000)


6,000
5,000
4,000
3,000
2,000
1,000
0
2002 2003 2004 2005 2006

Water Consumption
Thousands m³


2,800
2,400
2,000
1,600
1,200
800
400
0
2002 2003 2004 2005 2006

Environmental, Health and Safety Performance

Johnson Matthey undertakes a comprehensive annual review of group environmental performance covering all manufacturing and research and development facilities. Where necessary, past environmental data has been restated to reflect changes in the business, for example divestments and site closure.

During 2006 our European sites continued to make good progress against the long term environmental improvement targets established during 2005. This year has also seen the development of targets at other facilities worldwide with over 75% of our sites now having established environmental improvement targets. The remaining sites will set targets during 2007/08.

Significant reductions in key environmental impacts were achieved during 2006, specifically energy use, emissions of acid gases and waste production. In particular energy consumption fell by 5% as a result of the focus on energy efficiencies by sites and NOx emissions fell by 14% as a result of significant investments at plants in Royston and Brimsdown in the UK and Panki, India. An increase in water usage was observed as a result of the inclusion of annual environmental data for the first time from new sites.

On 24th November 2006 Johnson Matthey pleaded guilty to four charges of failing to comply with the conditions of the Pollution, Prevention and Control Permit related to our autocatalyst facility at Royston, UK during 2002/03. The company was fined £35,500 and ordered to pay costs of £30,000.

A comprehensive occupational illness identification and reporting system was introduced in 2005 resulting in improved prevention and recognition of such cases. The group occupational illness incidence rate has significantly reduced in calendar year 2006 compared to the rates observed in 2004 and 2005.

Accidents are actively monitored and detailed statistics are compiled monthly at a group level. We believe that any accident is unacceptable and in April 2006 the CEC set a new group target of zero greater than three day accidents.

With the introduction of more robust health and safety data collection mechanisms, including the implementation of the global AirsWeb accident and incident reporting software system, all of our published safety data has been restated to reflect the higher level of accuracy inherent in the new systems.

Our safety performance has improved during the past year with the incidence of greater than three day accidents at Johnson Matthey calculated as 4.50 per 1,000 employees in March 2007, a reduction of 17% from 5.41 per 1,000 employees in March 2006. The total number of accidents that resulted in lost time was 38, a 55% reduction compared to the previous year. During the same time period, the total accident rate reduced by 25% from 11.74 to 8.88 per 1,000 employees per year.

In 2006/07 the number of days lost per 1,000 employees per year was 125, a similar number to the previous year. 45% of the total time lost across the group resulted from four accidents with a combined total of 488 lost days.

All accidents are thoroughly investigated to determine root causes and assign appropriate preventative and corrective actions.

Following the fatality last year at the St Catharines' facility Johnson Matthey pleaded guilty to a charge under the Canadian Occupational Health and Safety Act. The court imposed a fine of $150,000 but commended the facility for its full cooperation during the investigation and the remedial actions undertaken to prevent recurrence of such an accident.

Total Waste

Tonnes waste



40,000
30,000
20,000
10,000
0
2002
2003
2004
2005
2006

Annual Accident Rate per 1,000 Employees



30
25
20
15
10
5
0
March 02
March 03
March 04
March 05
March 06
March 07
All accidents
> 3 Day accidents

Environmental, Health and Safety Targets

Johnson Matthey continually monitors environmental, health and safety performance in order to identify those issues most pertinent to the business and to drive improvement.

During 2006/07 the company established long term environmental impact reduction targets at the majority of its sites (over 75%) and aims to develop targets at all remaining sites during the forthcoming year. Three manufacturing sites across the group have already implemented plans to achieve ISO 14001: 2004 registration during 2007/08.

There will be continued focus on achieving a further reduction in the incidence of occupational illness conditions caused by exposure to chemicals. The ability of businesses to evaluate chemical product hazards and minimise employee exposure during manufacture will be enhanced through the use of improved in house occupational toxicology skills, coaching and written guidance on the application of containment technologies and continued investment in plant improvement projects.

All sites within the group will continue to work towards the target of zero greater than three day accidents. Leading and lagging indicators are now an integral component of site improvement plans in order to better monitor performance against these improvement conditions.

We will complete a review of the group EHS management system to revise and develop policies to reflect new plant and processes, regulatory changes and improvements in industry best practice. Guidance for sites will be prepared for both new and revised policies as appropriate. Additions and revisions to the management system will be communicated to all sites within the group for local implementation.

Human Capital Management

Johnson Matthey's people are the group's most valuable resource. We are committed to recruiting high calibre employees and providing them with the information, training and working environment they need in order to perform at the highest standards. We encourage all our employees to develop to their maximum potential and we are committed to supporting them with effective human resources policies and practices that are strategically linked to the needs of our business and our customers.

Implementation of Johnson Matthey Human Resources Policies

Johnson Matthey's people policies are implemented through the corporate human resources standards which set requirements for operations throughout the group to follow. These standards, which are generally in advance of legal requirements, provide internal consistency and are supported either by detailed regional procedures and / or business unit procedures. All of these policies and procedures are subject to regular review to ensure that they continue to reflect both regional best practice and local legislation. During the year a comprehensive review of UK policies and practices was undertaken in order to meet the requirements of the Employment Equality (Age Discrimination) Act 2006. Site specific human resources policies and procedures are communicated to staff at inductions and through staff handbooks. Human resources policies and risks are examined by the Chief Executive's Committee and the CSR Compliance Committee.

Total Employees by Region
Average headcount for calendar year 2006


Rest of World 693
Asia 772
Europe 4,199
North America 2,322

Total Employees by Division
Average headcount for calendar year 2006


Corporate 282
Ceramics 680
Pharmaceutical Materials 595
Catalysts 4,586
Precious Metal Products 1,843

Gender by Region
As at 31st December 2006


% Male
% Female
100
80
60
40
20
0
Europe
North America
Asia
Rest of World
Group

Employee Turnover by Region
For calendar year 2006 (%)


Voluntary employee turnover
Employee turnover due to restructuring, divestment or retirement
16
12
8
4
0
Europe
North America
Asia
Rest of World
Group

Key Employment Policies

Equal Opportunities
It is the policy of the group to recruit, train and develop employees who meet the requirements of the job, regardless of gender, ethnic origin, age, religion or sexual orientation. Disabled people and employees who become disabled are offered employment consistent with their capabilities. The business values the diversity of its people and employment applications are welcomed from all sections of the community including minority groups.

Training and Development of People
The Management Development and Remuneration Committee of the board takes a special interest in ensuring compliance with the Training and Development of People Policy objectives to:

- Ensure highest standards in the recruitment of employees.
- Assess training needs in the light of job requirements.
- Ensure relevance of training and link with business goals.
- Employ and evaluate effective and efficient training methods.
- Promote from within, from high potential pools of talent.
- Understand employees' aspirations.
- Provide development opportunities to meet employees' potential and aspirations.

Johnson Matthey recognises the need to maintain its ability to recruit well qualified staff to support the development of the business in new and emerging markets. This challenge will be met through appropriate manpower planning, local recruitment and the encouragement of international mobility.

An increasing level of training and development activity within Asia has been established to reflect the growing importance of this region to the business, including a major cross divisional programme primarily for managers in Asia. The first module of the programme was held in the UK in March 2007 and will continue in South Africa later in the year. In addition to an increase in local process operator training, there has been a worldwide emphasis on team leader development. Cross cultural awareness training continues to be an important component of career foundation, middle manager and senior manager development.

Johnson Matthey continues to have a steady requirement for high calibre graduate recruits to meet immediate technical and commercial job needs and for development to meet future management requirements throughout the group. The combination of direct scientific contact with key university departments and a streamlined recruitment procedure ensures a reliable supply of high calibre applicants worldwide.

Employee Relations and Communication

The quality of its employee relationships is a priority for Johnson Matthey. The company has a low voluntary staff turnover (7.5% in the calendar year 2006) with many employees staying with the company for their whole careers.

Johnson Matthey recognises the importance of effective employee communications and particularly the value of face to face dialogue. Information and comment is exchanged with employees through the company's in house magazine, regular news bulletins, presentations to staff and team briefings. Employees are also encouraged to access the company's intranet and website.

Johnson Matthey continues to maintain good and constructive relations with all recognised trade unions which collectively represent 37% of all group employees worldwide. During the year no working time was lost due to employee action.

The company supports employee share ownership and where practicable offers employees the opportunity to participate in share ownership plans which provide the facility



to purchase company shares with a company funded matching component. Employees in six countries worldwide are able to contribute to a company share ownership plan or a 401k approved savings investment plan. Through these ownership plans Johnson Matthey current and former employees collectively held 1.5% of the company's shares at 31st March 2007.

Johnson Matthey also sponsors pension plans for employees of its operations throughout the world. These pension plans are a mixture of defined benefit or defined contribution pension arrangements, savings schemes and provident funds designed to provide appropriate retirement benefits based on local laws, custom and market practice.

Activities over the Last Year

There have been a number of key development initiatives at Johnson Matthey sites during the past year. Improvements to employee communications and engagement have continued to focus on the use of site satisfaction and attitude surveys as a means of strengthening and enhancing the two way dialogue with employees. In order to build on and extend these local benefits a small project team was established to investigate the feasibility of running a global employee attitude survey for all Johnson Matthey employees worldwide. Using a confidential and independent survey administrator a pilot of a possible groupwide employee survey was conducted in two businesses on an international basis, using a combination of web hosted and paper survey questionnaires. The response rate amongst the 900 employees invited to participate was 65%. 89% of those who took part said that they were satisfied with working for Johnson Matthey and 93% said that they were proud to work for the company. In addition to these very positive outcomes there were also helpful indications of what the management team should focus on to make the company an even better place to work.

In December 2006, an updated and improved company intranet site was launched to all employees worldwide. The site features a new visual design, enhanced navigation and improved and more detailed content. In addition to latest company news, announcements and policies, employees can access important up to date departmental information in the areas of corporate communications, human resources, EHS, IT and risk assurance.

Our continued focus on improving attendance management and rehabilitation case management programmes has contributed to a further reduction in the rate of sickness absence and human capital costs. There has also been an increased investment in wellness and mental wellbeing programmes to improve employee health and wellbeing and promote attendance and work performance.

The major initiative launched last year to provide policy awareness training for senior managers was expanded in 2006/07 to include US specific seminars, with a parallel programme of e-learning available for all US employees. Worldwide over 150 managers attended the seminars during the year which cover their responsibilities for compliance with Johnson Matthey policies for employees, commercial contracts and the management of company assets. An on-line version is currently in development which will be completed by a wider range of junior managers and senior staff during 2007/08.

During the year a management skills database was created as a means of strengthening the internal development and mobility of the 800 management staff within the group. The database provides a valuable resource to support and broaden the succession planning process by creating greater cross divisional visibility of the functional skills, background and key competencies of the managers in the group.



Social and Ethical Matters

Business Integrity and Ethics

A reputation for integrity has been a cornerstone of Johnson Matthey's business since Percival Norton Johnson founded it in 1817. It gives customers the confidence that the company's products meet the standards claimed for them and that they may safely entrust their own precious metals to Johnson Matthey for processing and safe keeping. Employees at all levels are required to protect Johnson Matthey's reputation for integrity.

The company strives to maintain the highest standards of ethical conduct and corporate responsibility worldwide. All employees have a duty to follow the principles set out in Johnson Matthey's Business Integrity and Ethics Policy Statement which is available on our website at www.matthey.com/cr/biepolicy and in the CSR report. It is the responsibility of directors and senior management to ensure that all employees who directly or indirectly report to them are fully aware of Johnson Matthey's policies and values in the conduct of the company's businesses. It is also the responsibility of directors and senior management to lead by example and to demonstrate the highest standards of integrity in carrying out their duties on behalf of the company. These issues are further safeguarded through corporate governance processes and monitoring by the board and sub-committees of the board.

Johnson Matthey facilities have established policies and procedures through which employees can raise employment related issues for meaningful consideration and resolution. In the US a confidential and secure website and telephone helpline was established last year to give employees an additional means to raise any issue of personal concern. These confidential reporting arrangements will be extended to all Johnson Matthey employees worldwide during 2007.

Supply Chains

Management of the supply chain and contractor activities is a core component of the ISO 9000 and ISO 14000 series of standards. Supply chain and contractor management questionnaires are a requirement of achieving and maintaining registration and as such, ISO registered Johnson Matthey sites require the completion of appropriate questionnaires. For those sites without ISO registration, the group EHS management system provides policy and guidance on both supply chain management and contractor control.

Whilst we are confident of the human rights performance of our own operations we recognise that business practices in the supply chain are not always transparent and represent a risk that must be managed. We support the principles defined within the United Nations Universal Declaration of Human Rights and the International Labour Organisation Core Conventions.

Community Engagement Activities

Johnson Matthey is actively involved in programmes worldwide that promote good community relations to foster a relationship of understanding, trust and credibility. Guidance on site requirements is detailed in the group EHS management system.

An annual review of community engagement activities across the group has been carried out and shows that 100% of Johnson Matthey operations with over 50 employees participate in activities within their local communities, an increase of 5% on last year. These activities are wide ranging and include charitable giving, support for educational projects, the advancement of science and economic regeneration projects. Johnson Matthey employees also participate in activities or hold community related roles outside of the work environment. The company is supportive of this broader community engagement, allowing employees time off during working hours as appropriate. The review also demonstrates that more sites are setting objectives for their community engagement activities and that an increasing number of sites are planning specific activities in their community programmes.


ZERO



During the year, an area on the group intranet dedicated to community engagement was launched to offer further support to sites in developing and implementing meaningful community programmes. Over the next year, this intranet site will be further developed and promoted across the group to stimulate new ideas for community engagement and encourage the sharing of best practice. A review of site community engagement activities will be conducted once again and we will continue to focus on how best to measure and improve the impact of our community involvement.

Charitable Programmes

Johnson Matthey's long history of support for charitable causes is matched today through programmes at both a group and a business unit level. The causes supported are aligned to issues to which the Johnson Matthey business makes a contribution and issues on which employees are passionate.

In 2006/07, Johnson Matthey supported 36 charitable causes through its corporate annual donations programme. These included support for organisations working in the areas of arts and the environment, medical and health, science and education and social welfare. 50% of these corporate donations were in support of social welfare causes. A total of 62 additional charitable causes received one-off donations through the corporate programme during the year.

In the UK, Johnson Matthey continues to operate its annual Charity of the Year programme and employee views are considered when deciding on the charity. Help the Aged was chosen as our charity of the year for 2006/07 and further details on the partnership are available in the CSR report. Johnson Matthey sites around the world also lend support to many other charities locally and nationally through donations, employee time or loans of company facilities.

In the financial year to 31st March 2007 Johnson Matthey donated £330,000 to charitable organisations. This figure only includes donations made by Johnson Matthey and does not include payroll giving, donations made by staff or employee time. The company made no political donations in the year.

Working Towards a Sustainable Future

Johnson Matthey is making and will continue to make a significant contribution to sustainable development through the application of its leading technology, the ingenuity of its people and by the generation of profits. As the global trend continues towards improved energy efficiency and the adoption of alternative energy resources, we remain focused on innovation and development to deliver sustainable solutions for our customers and on improving the performance of our own manufacturing processes through improved energy and resource efficiency. During the year, the Chief Executive launched a groupwide initiative to engage employees in developing a long term sustainability strategy for Johnson Matthey. In the initial stage of this initiative we have been working with Forum for the Future to deliver a series of five workshops to gain the input of senior managers in the company. The output of the first workshop, held in the UK in March 2007, has been extremely positive and the programme continues in the UK, US and Asia in the early part of 2007/08. The further aspects of strategy development, communication and implementation will continue during the forthcoming year.

Verification

The board, Audit Committee, Chief Executive's Committee and CSR Compliance Committee review CSR issues as part of the company's risk management processes. A review of site based environment, health and safety reporting systems forms part of the group environmental, health and safety audit programme. The board believes that the measures taken to review the CSR information provide a suitable level of confidence without external audit. Johnson Matthey utilises external specialists where specific CSR issues are identified.

BOARD OF DIRECTORS



From left to right:

D W Morgan MA, ACA
Executive Director, Group Corporate Development, age 49; joined Johnson Matthey in 1988 as a Division Finance Director. Appointed an executive director in August 1999. Responsible for the group's corporate development activities and legal and secretarial affairs. In addition, assumed board level responsibility for Colours & Coatings Division and the company's central research activities in August 2002. Following the restructuring of Colours & Coatings Division was responsible for Ceramics Division until its disposal. Currently a member of the International Advisory Board of Conduit Ventures Limited.

M B Dearden MA
Age 64; appointed a non-executive director in April 1999. Currently a non-executive director of The Weir Group Plc and Travis Perkins plc. Previously Chief Executive of Castrol International and a main board director of Burmah Castrol plc. A, M, N

C D Mackay MBA, MA
Age 67; appointed a non-executive director in January 1999. Currently Chairman of TDG plc, Chairman of the Board of Trustees of Historic Royal Palaces, a member of the board of INSEAD and Advisory Director to the House of Habib. Previously Chairman of the Eurotunnel Group and Group Chief Executive and Deputy Chairman of Inchcape plc. Has also served on a number of boards including those of HSBC Holdings plc, British Airways plc, Gucci Group NV and Thistle Hotels plc. A, M, N

J N Sheldrick MA, MSc, FCMA, FCT
Group Finance Director, age 57; joined Johnson Matthey as Executive Director, Finance in September 1990 and assumed current job title in September 1995. Previously Group Treasurer of The BOC Group plc and a non-executive director of API Group Plc. Currently a non-executive director of GKN plc.

Sir John Banham
Chairman, age 66; joined Johnson Matthey as Chairman Designate in January 2006; appointed Chairman on 1st April 2006. Currently Chairman of Spacelabs Healthcare Inc. and the Senior Independent Director of Amvescap PLC and Cyclacel Pharmaceuticals Inc. He was previously a director at McKinsey & Company, the first Controller of the Audit Commission and is a former Director General of the Confederation of British Industry. Previously a director of National Power and National Westminster Bank, and Chairman of Tarmac plc, Kingfisher plc, Geest plc, Whitbread PLC and Cyclacel Plc. M, N

R J W Walvis
Age 60; appointed a non-executive director in September 2002. Currently a non-executive director of Balfour Beatty plc and Chairman of the Supervisory Board of Allianz Nederland Group NV. He was previously Chairman, Global Corporate Centre, Shell International Limited and prior to that held a series of senior management positions within the Royal Dutch Shell Group. A, M, N

N A P Carson BSc
Chief Executive, age 50; joined Johnson Matthey in 1980; appointed Division Director, Catalytic Systems in 1997 after having held senior management positions in the Precious Metals Division as well as Catalytic Systems in both the UK and the US. Appointed to the board as Managing Director, Catalysts & Chemicals in August 1999 and additionally assumed board level responsibility for Precious Metals Division in August 2002. Appointed Chief Executive in July 2004. Currently Chairman, Business Taskforce on Sustainable Consumption and Production. Previously a non-executive director of Avon Rubber plc.

L C Pentz BS ChE, MBA
Executive Director, Environmental Catalysts and Technologies, age 52; joined Johnson Matthey in 1984; appointed Division Director, Process Catalysts and Technologies in 2001 after having held a series of senior management positions within Catalysts Division in the US. Appointed Executive Director, Process Catalysts and Technologies in August 2003 and to his current position in July 2004.



I C Strachan
Age 64; appointed a non-executive director in January 2002. Currently a non-executive director of Reuters Group plc, Transocean Inc., Xstrata plc and Rolls Royce Group plc. Previously Chairman of Instinet Group Inc., Chief Executive of BTR plc and Deputy Chief Executive of Rio Tinto plc. A, M, N

P N Hawker BSc, PhD, FRSC
Executive Director, Process Catalysts and Technologies and Pharmaceutical Materials, age 54; joined Johnson Matthey in 1985 as Research & Development Manager and was subsequently Managing Director, Autocatalysts Europe and Division Director, Environmental Catalysts and Technologies. Appointed Executive Director, Environmental Catalysts and Technologies in August 2003. He was appointed Executive Director, Process Catalysts and Technologies in July 2004 and assumed additional responsibility for Pharmaceutical Materials Division in April 2006.

A M Thomson MA, CA
Age 60; appointed a non-executive director in September 2002. Recently retired as Finance Director of Smiths Group plc. He was previously Finance Director of the Rugby Group PLC. He is a non-executive director of Alstom S.A. (France) and of Cross Match Technologies Inc. (USA). Mr Thomson is also Chairman of the Technical Policy Board and a Council member of the Institute of Chartered Accountants of Scotland. A, M, N

Committees of the Board
A Audit Committee
M Management Development and Remuneration Committee
N Nomination Committee

The composition of the board presented above reflects the position at 31st March 2007. On 1st June 2007 Mr M J Roney joined the board. His biographical details are as follows:

M J Roney
Age 52; appointed a non-executive director on 1st June 2007. Currently Chief Executive of Bunzl plc. Joined Bunzl plc as a non-executive director in 2003. Prior to joining Bunzl he was Chief Executive Officer of Goodyear Dunlop Tires Europe BV and had an extensive career with the Goodyear Tire and Rubber Co holding a number of senior management positions with responsibilities in Latin America, Asia, Eastern Europe, the Middle East and Africa.

OTHER SENIOR MANAGEMENT*

Catalysts

S M Christley *Division Finance Director,* Environmental Catalysts and Technologies
P C Framp *Managing Director,* Environmental Catalysts and Technologies, Europe
A M Myers *President,* Environmental Catalysts and Technologies, North America
D W Prest *Director, Heavy Duty Diesel,* Environmental Catalysts and Technologies
J F Walker *Managing Director,* Environmental Catalysts and Technologies, Asia
N P H Garner *Division Finance Director,* Process Catalysts and Technologies
M T Durney *President,* Catalysts and Chemicals
A C Hurst *Managing Director,* Tracerco and Vertec
B C Singelais *Vice President,* Research Chemicals
D J Tomlinson *President,* Davy Process Technology
N Whitley *Managing Director,* Ammonia, Methanol, Oil and Gas
J C Frost *Director,* Fuel Cells

Precious Metal Products

W F Sandford *Division Director*
B M O'Connell *Division Finance Director*
M Bedford *Director,* Precious Metals Marketing
C C Howlett *General Manager,* Noble Metals, Europe
J D Malanga *General Manager,* Noble Metals, North America
A J McCullough *General Manager,* Gold, North America
J J W Murkens *Managing Director,* Colour Technologies
G P Otterman *Managing Director,* Pgm Refining

Pharmaceutical Materials

F K Sheffy *Division Director*
A J Caruso *Division Finance Director*
J B Fowler *Vice President and General Manager,* Pharmaceutical Materials
R M Kilburn *Vice President,* Pharma Services
D S Mercer *Managing Director,* Macfarlan Smith

Corporate

G J Coates *Group Treasurer*
S Farrant *Company Secretary and Senior Legal Adviser*
I D Godwin *Director, Investor Relations and Corporate Communications*
V E Gough *Group Reporting Controller*
T Hassan *Group Business Development Director*
I B C Huddart *Group Taxation Manager*
B A Murrer *Director,* Technology Centre
I F Stephenson *Director,* Group Systems, Environment, Health and Safety and Human Resources

* Job titles and divisional structure reflects the group's organisation at 31st March 2007.

DIRECTORS' REPORT

The directors submit to shareholders their one hundred and sixteenth Annual Report, together with the audited accounts of the group for the year ended 31st March 2007.

Principal Activities

A review of the group's principal activities and an indication of likely future developments are set out in the Operating and Financial Review on pages 6 to 33 and a description of the group's activities in research and development can be found on pages 14 and 15 in the Operating and Financial Review, which are incorporated into this directors' report by reference.

Business Review

The company is required to set out in this report a fair review of the business of the group during the financial year ended 31st March 2007 and of the position of the group at the end of that financial year and a description of the principal risks and uncertainties facing the group (known as a 'Business Review'). The information that fulfils the requirements of the Business Review can be found in the following sections of the Operating and Financial Review: Review of Results 2006/07 on page 7, Operations on pages 8 to 15, Financial Review on pages 16 to 20, Risks and Uncertainties on pages 21 and 22, Resources on page 23 and Corporate Social Responsibility on pages 25 to 33, which are incorporated into this directors' report by reference.

Dividends

The interim dividend of 9.9 pence per share (2006 9.1 pence) was paid in February 2007. The directors recommend a final dividend of 23.7 pence per share in respect of the year ended 31st March 2007 (2006 21.0 pence), making a total for the year of 33.6 pence per share (2006 30.1 pence), payable on 7th August 2007 to shareholders on the register at the close of business on 15th June 2007.

A Dividend Reinvestment Plan is in place which allows shareholders to purchase additional shares in the company with their dividend payment. Further information and a mandate can be obtained from Lloyds TSB Registrars whose details are set out on page 104.

Share Capital

The issued share capital of the company at 31st March 2007 was 220,477,283 ordinary shares of £1.00 each including 3,600,000 shares held as treasury shares.

Details of shares allotted during year are set out in note 31 on page 88.

At the 2006 annual general meeting (AGM), shareholders renewed the company's authority to make market purchases of up to 22,031,543 ordinary shares (representing 10% of the issued share capital of the company (excluding treasury shares) as at 31st May 2006).

During the year the company purchased 3,600,000 of its own ordinary shares (representing 1.63% of the called-up share capital of the company as at 31st March 2007) for an aggregate consideration of £52.6 million. All of the purchased shares are held by the company as treasury shares. Authority to purchase up to 18,431,543 shares remained in place at 31st March 2007. At the forthcoming AGM the board will again seek shareholders' approval to renew the annual authority for the company to make purchases of its own shares through the market.

Annual General Meeting

The notice of the 2007 annual general meeting of the company to be held on Tuesday 24th July 2007 at 12.00 noon at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB is contained in the AGM circular enclosed with this Annual Report, together with an explanation of the resolutions to be considered at the meeting.

Employee Share Schemes

At 31st March 2007 5,193 current and former employees, representing approximately 67% of employees worldwide, were shareholders in Johnson Matthey through the group's employee share schemes, which held 3,265,780 shares (1.48% of issued share capital). A total of 795 current and former executives held options over 9,383,762 shares through the company's executive share option schemes.

Directors

Details of the directors of the company who served throughout the year are shown on pages 34 and 35. In accordance with the provisions for retirement by rotation in the company's Articles of Association, Mr J N Sheldrick, Mr C D Mackay, Mr M B Dearden and Mr I C Strachan retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election. Mr M J Roney, who was appointed to the board as a non-executive director on 1st June 2007, offers himself for election. As announced on 30th May 2007 Mrs D C Thompson has been appointed to the board as a non-executive director with effect from 1st September 2007.

Details of the constitution of the board and its committees are set out on page 38.

Directors' Interests

Details of directors' remuneration, service contracts and interests in the shares of the company are set out in the Remuneration Report on pages 42 to 48.

Other than service contracts, no director had any interest in any material contract with any group company at any time during the year.

Substantial Shareholders

Until 19th January 2007 the company maintained a register of substantial shareholdings in accordance with the provisions of section 211 of the Companies Act 1985.

On 20th January 2007 the Companies Act 1985 provisions in respect of substantial shareholdings were repealed and the Disclosure and Transparency Rules of the Financial Services Authority came into force.

As at 31st May 2007, the following information has been disclosed to the company under Rule 5 of the Financial Services Authority's Disclosure and Transparency Rules in respect of holdings exceeding the 3% notification threshold:

	Total voting rights	% of total voting rights[1]
Lloyds TSB Group plc	16,986,538	7.79%
Prudential plc	16,992,508	7.75%
Ameriprise Financial, Inc	13,815,035	6.27%
BlackRock, Inc	12,637,906	5.76%
Legal & General Group Plc	7,533,784	3.43%
Aviva plc	7,110,210	3.24%
Vanguard Precious Metals and Mining Fund	6,850,000	3.16%

[1] total voting rights attaching to the issued ordinary share capital of the company (excluding treasury shares).

DIRECTORS' REPORT

Policy on Payment of Commercial Debts

The group's policy in relation to the payment of all suppliers (set out in its Group Control Manual, which is distributed to all group operations) is that payment should be made within the credit terms agreed with the supplier, subject to the supplier having performed its obligations under the relevant contract. At 31st March 2007, the company's aggregate level of 'creditor days' amounted to 7 days. Creditor days are calculated by dividing the aggregate of the amounts which were outstanding as trade payables at the end of the year by the aggregate of the amounts the company was invoiced by suppliers during the year and multiplying by 365 to express the ratio as a number of days.

Donations

During the year the group donated £330,000 (2006 £340,000) to charitable organisations worldwide, of which £259,000 (2006 £282,000) was in the UK.

Further details of contributions made by the group worldwide are given on page 33 and in the Corporate Social Responsibility Report which can be found on the company's website at www.matthey.com.

It is the policy of the group not to make political donations. During the year to 31st March 2007, no donations were made to EU political organisations (2006 £ nil), no EU political expenditure was incurred (2006 £ nil) and no contributions to political parties outside the EU were made within the meaning of Part XA of the Companies Act 1985 (2006 £ nil).

Directors' Indemnities

The company has granted indemnities in favour of directors under Deed Polls. These provisions were in force during the year ended 31st March 2007 and remain in force as at the date of this report. Copies of the Deed Polls and the company's Articles of Association are available for inspection during normal business hours at the company's registered office and will be available for inspection at the AGM.

Going Concern

The directors have a reasonable expectation that the group has sufficient resources to continue in operational existence for the foreseeable future and have, therefore, adopted the going concern basis in preparing the accounts.

Corporate Governance and Remuneration

The board's statement on corporate governance matters is given on pages 38 to 40 and its report on directors' remuneration is set out on pages 42 to 48.

Auditors and Disclosure of Information to Auditors

In accordance with section 385 of the Companies Act 1985, a resolution is to be proposed at the forthcoming AGM for the reappointment of KPMG Audit Plc as auditors of the company and to authorise the directors to determine their remuneration.

So far as each person serving as a director of the company at the date this report is approved is aware, there is no relevant audit information of which the company's auditors are unaware and each director hereby confirms that he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This report was approved by the Board of Directors on 5th June 2007 and is signed on its behalf by:



Simon Farrant
Company Secretary

CORPORATE GOVERNANCE

Statement of Compliance with the Combined Code

The company has applied all of the principles set out in section 1 of the Combined Code on Corporate Governance (the Code) relating to the structure and composition of the board, the remuneration of the directors, relations with shareholders and procedures for financial reporting, internal control and audit. This statement describes how the principles of the Code have been applied. The group was in compliance with the provisions of the Code throughout the year except that the board has taken the view that it is not necessarily practical, efficient or desired by shareholders for the Senior Independent Director to attend meetings with major shareholders in order to learn their issues and concerns unless such discussions are requested by shareholders. The methods by which major shareholders' views are communicated to the board as a whole are discussed under 'Relations with Shareholders' on page 39.

Directors and the Board

The board is responsible to the company's shareholders for the group's system of corporate governance, its strategic objectives and the stewardship of the company's resources and is ultimately responsible for social, environmental and ethical matters. The board held seven meetings in the year and in addition met separately to review the group's long term strategy. The board delegates specific responsibilities to board committees, as described below. The board reviews the key activities of the business and receives papers and presentations to enable it to do so effectively. The Company Secretary is responsible to the board, and is available to individual directors, in respect of board procedures.

Mr N A P Carson is the Chief Executive. The board currently comprises the Chairman, the Chief Executive, four other executive directors and five independent non-executive directors. Sir John Banham became Chairman on 1st April 2006 following the retirement of Mr H M P Miles. Sir John Banham's other commitments are disclosed on page 34. The roles of Chairman and Chief Executive are separate. The Chairman leads the board, ensuring that each director, particularly the non-executive directors, is able to make an effective contribution. He monitors, with assistance from the Company Secretary, the information distributed to the board to ensure that it is sufficient, accurate, timely and clear. The Chief Executive maintains day-to-day management responsibility for the company's operations, implementing group strategies and policies agreed by the board.

Mr C D Mackay is the Senior Independent Director. The role of non-executive directors is to enhance independence and objectivity of the board's deliberations and decisions. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The executive directors have specific responsibilities, which are detailed on pages 34 and 35, and have direct responsibility for all operations and activities.

All directors submit themselves for re-election at least once every three years. The board composition allows for changes to be made with minimum disruption.

During the year the board undertook a formal evaluation of its performance and the performance of its committees and the individual directors. A questionnaire, prepared by the Chairman with the assistance of the Company Secretary, was completed by all directors other than the Chairman. The questionnaire focused on the operation of the board, its committees and individual directors' contributions. A summary of the responses was prepared by the Company Secretary and discussed at a board meeting. In addition, led by the Senior Independent Director, the non-executive directors met without the Chairman present to consider evaluation of the Chairman's performance.

Committees of the Board

The **Chief Executive's Committee** is responsible for the recommendation to the board of strategic and operating plans and on decisions reserved to the board where appropriate. It is also responsible for the executive management of the group's business. The Committee is chaired by the Chief Executive and meets monthly. It comprises the executive directors and three senior executives of the company.

The **Audit Committee** is a sub-committee of the board whose purpose is to assist the board in the effective discharge of its responsibilities for financial reporting and corporate control. The Committee meets quarterly and is chaired by Mr A M Thomson. It comprises all the independent non-executive directors with the group Chairman, the Chief Executive, the Group Finance Director and the external and internal auditors attending by invitation. A report from the Committee on its activities is given on page 41.

The **Nomination Committee** is a sub-committee of the board responsible for advising the board and making recommendations on the appointment of new directors. The Committee is chaired by Sir John Banham and also comprises all the independent non-executive directors. A report from the Committee on its activities is given on page 40.

The **Management Development and Remuneration Committee (MDRC)** is a sub-committee of the board, which determines on behalf of the board the remuneration of the executive directors. The Committee is chaired by Mr C D Mackay and comprises all the independent non-executive directors of the company together with the group Chairman who was appointed to the Committee during the year. The Chief Executive and the Director of Human Resources attend by invitation except when their own performance and remuneration are discussed. Further details are set out in the Remuneration Report on pages 42 to 48.

Committees of the Board (continued)

Attendance at the board and board committee meetings in 2006/07 was as follows:

	Full Board		MDRC		Nomination Committee		Audit Committee	
Director	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
Sir John Banham	7	7	2	4[1]	3	3	–	4[1]
N A P Carson	7	7	–	4[1]	–	3[1]	–	4[1]
M B Dearden	7	7	4	4	3	3	4	4
P N Hawker	7	7	–	–	–	–	–	–
C D Mackay	7	7	4	4	3	3	4	4
D W Morgan	7	7	–	–	–	–	–	–
L C Pentz	7	7	–	–	–	–	–	–
J N Sheldrick	7	7	–	–	–	–	–	4[1]
I C Strachan	7	6	4	4	3	3	4	3
A M Thomson	7	7	4	4	3	3	4	4
R J W Walvis	7	7	4	4	3	3	4	4

[1] Includes meetings attended by invitation for all or part of meeting.

Directors' Remuneration

The Remuneration Report on pages 42 to 48 includes details of remuneration policies and of the remuneration of the directors.

Relations with Shareholders

The board considers effective communication with shareholders, whether institutional investors, private or employee shareholders, to be extremely important.

The company reports formally to shareholders twice a year, when its half year and full year results are announced and an interim report and a full report are issued to shareholders. These reports are posted on Johnson Matthey's website (www.matthey.com). At the same time, executive directors give presentations on the results to institutional investors, analysts and the media in London and other international centres. Copies of major presentations are also posted on the company's website.

The company's annual general meeting (AGM) takes place in London and formal notification is sent to shareholders with the Annual Report at least 20 working days in advance of the meeting. The directors are available for questions, formally during the AGM and informally afterwards. Details of the 2007 AGM are set out in the notice of the meeting enclosed with this Annual Report.

Contact with major shareholders is principally maintained by the Chief Executive and the Group Finance Director, who ensure that their views are communicated to the board as a whole. The Chairman also discusses governance and other matters directly with major shareholders. The board believes that appropriate steps have been taken during the year to ensure that the members of the board, and in particular the non-executive directors, develop an understanding of the issues and concerns of major shareholders about the company. The board is provided with brokers' reports and feedback from shareholder meetings on a six-monthly basis. The canvassing of major shareholders' views for the board in a detailed investor survey is usually conducted every two years by external consultants. The board has taken the view that these methods, taken together, are a practical and efficient way both for the Chairman to keep in touch with major shareholder opinion on governance and strategy and for the Senior Independent Director to learn the views of major shareholders and to develop a balanced understanding of their issues and concerns. The Senior Independent Director is available to attend meetings with major shareholders if requested.

Accountability, Audit and Control

The statement of the Responsibility of Directors for the preparation of the Annual Report and the accounts is set out on page 48.

In its reporting to shareholders, the board aims to present a balanced and understandable assessment of the group's financial position and prospects.

The group's organisational structure is focused on its three divisions. These are all separately managed but report to the board through a board director. The executive management team receives monthly summaries of financial results from each division through a standardised reporting process.

The group has in place a comprehensive annual budgeting process including forecasts for the next two years. Variances from budget are closely monitored.

The board has overall responsibility for the group's systems of internal control and for reviewing their effectiveness. The internal control systems are designed to meet the group's needs and address the risks to which it is exposed. Such systems can provide reasonable but not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the company, which has been in place during the year under review and up to the date of approval of the Annual Report and Accounts. The board regularly reviews this process.

The assessment of group and strategic risks is reviewed by the board and updated on an annual basis. At the business level, the processes to identify and manage the key risks are an integral part of the control environment. Key risks and internal controls are the subject of regular reporting to the Chief Executive's Committee.

The Group Control Manual, which is distributed to all group operations, clearly sets out the composition, responsibilities and authority limits of the various board and executive committees and also specifies what may be decided without central approval. It is supplemented by other specialist policy and procedures manuals issued by the group, divisions and individual business units or departments. The high intrinsic value of many of the metals with which the group is associated necessitates stringent physical controls over precious metals held at the group's sites.

CORPORATE GOVERNANCE

Accountability, Audit and Control (continued)

The internal audit function is responsible for monitoring the group's systems of internal financial controls and the control of the integrity of the financial information reported to the board. The Audit Committee approves the plans for internal audit reviews and receives the reports produced by the internal audit function on a regular basis. Actions are agreed with management in response to the internal audit reports produced.

In addition, significant business units provide assurance on the maintenance of financial and non-financial controls and compliance with group policies. These assessments are summarised by the internal audit function and a report is made annually to the Audit Committee.

The directors confirm that the system of internal control for the year ended 31st March 2007 and the period up to 5th June 2007 has been established in accordance with the Turnbull Guidance included with the Code and that they have reviewed the effectiveness of the system of internal control.

Corporate Social Responsibility

Measures to ensure responsible business conduct and the identification and assessment of risks associated with social, ethical and environmental matters are managed in conjunction with all other business risks and reviewed at regular meetings of the board and the Chief Executive's Committee.

A review of the group's policies and targets for corporate social responsibility (CSR) is set out on pages 25 to 33. A full version of the CSR report is available on the company's website.

The identification, assessment and management of environment, health and safety (EHS) risks are the responsibility of the CSR Compliance Committee, which is a sub-committee of the Chief Executive's Committee, comprising the division directors, the Director of EHS, the Company Secretary and other appropriate professional staff. Performance is monitored using monthly statistics and detailed site audit reports. EHS performance is reviewed on a regular basis by the Chief Executive's Committee and an annual review is undertaken by the board.

Risks from employment and people issues are identified and assessed by the Chief Executive's Committee and reported to the board.

Employment contracts, handbooks and policies specify acceptable business practices and the group's position on ethical issues. The Group Control Manual and security manuals provide further operational guidelines to reinforce these.

The Audit Committee reviews risks associated with corporate social responsibility on an annual basis and monitors performance through the annual control self-assessment process conducted by the internal audit function.

NOMINATION COMMITTEE REPORT

Role of the Nomination Committee

The Nomination Committee is a sub-committee of the board whose purpose is to advise the board on the appointment and, if necessary, dismissal of executive and non-executive directors. The full terms of reference of the Nomination Committee are provided on the company's website at www.matthey.com.

Composition of the Nomination Committee

The Nomination Committee comprises all the independent non-executive directors together with the group Chairman. The quorum necessary for the transaction of business is two, each of whom must be an independent non-executive director. Biographical details of the independent directors and the group Chairman are set out on pages 34 and 35. Their remuneration is set out on page 44.

The group Chairman acts as the Chairman of the Committee, although the group Chairman may not chair the Committee when it is dealing with the matter of succession to the Chairmanship of the company. A non-executive director may not chair the Committee when it is dealing with a matter relating to that non-executive director.

Only members of the Committee have the right to attend Committee meetings. However, other individuals, such as the Chief Executive, the Director of Human Resources and external advisers, may be invited to attend for all or part of any meeting as and when appropriate.

The Company Secretary is secretary to the Committee.

The Committee has the authority to seek any information that it requires from any officer or employee of the company or its subsidiaries. In connection with its duties, the Committee is authorised by the board to take such independent advice (including legal or other professional advice, at the company's expense) as it considers necessary, including requests for information from or commissioning investigations by external advisers.

Main Activities of the Nomination Committee

During the financial year ended 31st March 2007, the Nomination Committee conducted a process to identify additional non-executive directors for the company with the assistance of external search consultants. Open advertising was not used. The Nomination Committee met three times during the year in connection with the selection process. The Committee met on 20th November 2006 to review the selection process, on 23rd January 2007 at which it recommended the appointment of Mr M J Roney to the board, and on 27th March 2007 at which it recommended the appointment of Mrs D C Thompson to the board. As announced on 16th April 2007, Mr Roney joined the board as a non-executive director with effect from 1st June 2007. As announced on 30th May 2007, Mrs Thompson will join the board as a non-executive director with effect from 1st September 2007.

On behalf of the Committee:



Sir John Banham
Chairman of the Nomination Committee

AUDIT COMMITTEE REPORT

Role of the Audit Committee

The Audit Committee is a sub-committee of the board whose responsibilities include:

- Reviewing the interim and full year accounts and results announcements of the company and any other formal announcements relating to the company's financial performance and recommending them to the board for approval.
- Reviewing the group's systems for internal financial control and risk management.
- Monitoring and reviewing the effectiveness of the company's internal audit function and considering regular reports from internal audit on internal financial controls and risk management.
- Considering the appointment of the external auditors; overseeing the process for their selection; and making recommendations to the board in relation to their appointment to be put to shareholders for approval at a general meeting.
- Monitoring and reviewing the effectiveness and independence of the external auditors, agreeing the nature and scope of their audit, agreeing their remuneration, and considering their reports on the company's accounts, reports to shareholders and their evaluation of the systems of internal financial control and risk management.

The full terms of reference of the Audit Committee are provided on the company's website at www.matthey.com.

Composition of the Audit Committee

The Audit Committee comprises all the independent non-executive directors. Biographical details of the independent directors are set out on pages 34 and 35. Their remuneration is set out on page 44. The Chairman of the Audit Committee is Mr A M Thomson. The group Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and external auditors (KPMG Audit Plc) attend Audit Committee meetings by invitation. The Committee also meets separately with the Head of Internal Audit and with the external auditors without management being present. The Company Secretary is secretary to the Audit Committee.

Main Activities of the Audit Committee

The Audit Committee met four times during the financial year ended 31st March 2007. At its meeting on 24th May 2006 the Committee reviewed the company's preliminary announcement of its results for the financial year ended 31st March 2006, and the draft report and accounts for that year. The Committee received reports from the external auditors on the conduct of their audit, their review of the accounts, including accounting policies and areas of judgment, and their comments on risk management and control matters. The Committee reviewed the group's Corporate Social Responsibility Report which is available on the company's website at www.matthey.com. The Committee also reviewed shareholder resolutions to be proposed at the forthcoming AGM.

The Audit Committee met on 24th July 2006 to receive reports on internal controls from both the internal and external auditors. The external auditors also presented their proposed fees and scope for the forthcoming year. The Committee also reviewed the performance of both the internal and external auditors.

At its meeting on 20th November 2006 the Audit Committee reviewed the company's interim results, the half year report and the external auditors' review.

At its meeting on 23rd January 2007 the Audit Committee reviewed management's and internal audit's reports on the effectiveness of the company's systems for internal financial control and risk management. The Committee reviewed the group's credit control procedures and risks, controls over precious metals, IT controls and corporate social responsibility reporting arrangements. Changes to the Group Control Manual were ratified.

Independence of External Auditors

Both the board and the external auditors have for many years had safeguards in place to avoid the possibility that the auditors' objectivity and independence could be compromised. Our policy in respect of services provided by the external auditors is as follows:

- Audit related services – the external auditors are invited to provide services which, in their position as auditors, they must or are best placed to undertake. This includes formalities relating to borrowings, shareholders' and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.
- Tax consulting – in cases where they are best suited, we use the external auditors. All other significant tax consulting work is put out to tender.
- General consulting – in recognition of public concern over the effect of consulting services on auditors' independence, our policy is that the external auditors are not invited to tender for general consulting work.

The split between audit and non-audit fees for the year ended 31st March 2007 and information on the nature of non-audit fees appear in note 5 on the accounts.

Internal Audit

During the year the Audit Committee reviewed the performance of the internal audit function, the findings of the audits completed during the year and the department's resource requirements and also approved the internal audit plan for the year ending 31st March 2008.

Internal audit independently reviews the risks and control processes operated by management. It carries out independent audits in accordance with an internal audit plan which is agreed with the Audit Committee before the start of the financial year.

The plan provides a high degree of financial and geographical coverage and devotes significant effort to the review of the risk management framework surrounding the major business risks.

Internal audit reports include recommendations to improve internal controls together with agreed management action plans to resolve the issues raised. Internal audit follows up the implementation of recommendations and reports progress to senior management and the Audit Committee.

The Audit Committee receives reports from the Head of Internal Audit on the department's work and findings.

The effectiveness of the internal audit function is reviewed and discussed on an annual basis with the Head of Internal Audit.

On behalf of the Committee:



[redacted]

Chairman of the Audit Committee

Remuneration Report to Shareholders

Management Development and Remuneration Committee and its Terms of Reference

The Management Development and Remuneration Committee of the board comprises all the independent non-executive directors of the company as set out on pages 34 and 35 and the group Chairman, who was appointed to the Committee during the year. The Chairman of the Committee is Mr C D Mackay.

The Committee's terms of reference include determination on behalf of the board of fair remuneration for the executive directors and of the group Chairman (in which case the group Chairman does not participate), which recognises their individual contributions to the company's overall performance. In addition, the Committee assists the board in ensuring that the senior management of the group are recruited, developed and remunerated in an appropriate fashion. The Director of Human Resources, Mr I F Stephenson, acts as secretary to the Committee. The full terms of reference of the Committee are available on the company's website at www.matthey.com.

Non-executive directors' remuneration is determined by the board, within the limits prescribed by the company's Articles of Association. The remuneration consists of fees, which are set following advice taken from independent consultants and are reviewed at regular intervals.

Executive Remuneration Policy

The Committee believes strongly that remuneration policy should be closely aligned with shareholder interests. The Committee recognises that, in order to maximise shareholder value, it is necessary to have a competitive pay and benefits structure. The Committee also recognises that there is a highly competitive market for successful executives and that the provision of appropriate rewards for superior performance is vital to the continued growth of the business. To assist with this, the Committee appoints and receives advice from independent remuneration consultants on the pay and incentive arrangements prevailing in comparably sized industrial companies in each country in which Johnson Matthey has operations. During the year, such advice was received from the Hay Group, which also provided advice on job evaluation, and PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP also provided expatriate tax advice, tax audit work, completion of overseas tax returns, advice on set up of new overseas operations and some overseas payroll services. The Committee also receives recommendations from the Chief Executive on the remuneration of those reporting to him as well as advice from the Director of Human Resources. Total potential rewards are earned through the achievement of demanding performance targets based on measures that represent the best interests of shareholders.

The remuneration policy is reviewed by the Committee annually and a formal review is undertaken every three years. Remuneration consists of basic salary, annual bonus, a long term incentive plan, share options and other benefits. Salaries are based on median market rates with incentives providing the opportunity for upper quartile total remuneration, but only for achieving outstanding performance.

To ensure the interests of the executive directors remain aligned with those of the shareholders, they are encouraged to build up over time and hold a shareholding in the company equal to at least one times their basic salary.

During 2006/07 the Committee undertook a comprehensive review of the executive director and senior management remuneration arrangements within the group, which included advice from independent consultants PricewaterhouseCoopers LLP and consultation with the company's major institutional shareholders and representative organisations. As a result of this review, changes are proposed to remuneration relating to annual bonus, long term incentive plan and share options. These proposals in respect of the long term incentive plan are submitted to shareholders for approval at this year's annual general meeting (AGM) and are explained in the circular containing the notice of the AGM. A copy of the circular may be viewed at www.matthey.com. The arrangements which have been in place to date are described below.

Executive directors' remuneration consists of the following:

- **Basic Salary** – which is in line with the median market salary for each director's responsibilities as determined by independent surveys. Basic salary is normally reviewed on 1st August each year and the Committee takes into account individual performance and promotion during the year. Where an internal promotion takes place, the median salary relative to the market would usually be reached over a period of a few years, which can give rise to higher than normal salary increases while this is being achieved.
- **Annual Bonus** – which is paid as a percentage of basic salary under the terms of the company's Executive Compensation Plan (which also applies to the group's 160 or so most senior executives). The executive directors' bonus award is based on consolidated profit before tax and one-off items (PBT) compared with the annual budget. The board of directors rigorously reviews the annual budget to ensure that the budgeted PBT is sufficiently stretching. An annual bonus payment of 30% of basic salary (prevailing at 31st March) is paid if the group meets the annual budget. This bonus may rise to 65% of basic salary if the group achieves PBT of 107.5% of budget. A maximum 100% of basic salary may be paid to the Chief Executive and the other executive directors if 115% of budgeted PBT is achieved. PBT must reach 95% of budget for a minimum bonus of 15% to be payable. The Committee has discretion to vary the awards made. The bonus awarded to executive directors for 2006/07 was 51.47% of salary at 31st March 2007 based on an achieved PBT of 104.6% of budget.
- **Long Term Incentive Plan (LTIP)** – which is designed to achieve above average performance and growth. It allows share allocations of up to a maximum of 125% of basic annual salary each year to directors and executives. The allocation in 2006 was 100% of basic annual salary for executive directors and 125% for the Chief Executive. The release of the share allocation is subject to the achievement of certain stretching performance targets measured over the three year period from the date of allocation.

  Share allocations made prior to 2004 – Share allocations made prior to 2004 are subject to the achievement of performance targets which contain two components – relative total shareholder return (TSR) and absolute TSR.

  The first component (50% of the allocation) compares the company's TSR over the three year performance period with that of a comparator group. The comparator group comprises those companies placed 51-150 in the FTSE Index. All of the shares are released if the company ranks in the 76th percentile or above. None of the shares are released if the company ranks in the 50th percentile or below. If the company ranks between these percentiles 35% to 100% of the shares are released on a straight line basis. In addition, the company's earnings per share (EPS) must be at least equal to the increase in UK RPI plus 2% per annum over the three year performance period before any release is made.

  The second component (50% of the allocation) measures absolute TSR. All of the shares are released if the absolute TSR growth over the three year performance period is 45% or more. Pro rata allocations on a straight line basis of between 50% and 100% are released if absolute TSR growth is between 30% and 45%. Half of the allocated shares are released if TSR growth is 30%. No shares are released for TSR growth of less than 30%.

Share allocations made from 2004 onwards – Share allocations made in 2004 onwards are subject to a relative TSR performance target. This compares the company's TSR over a three year performance period commencing in the year of allocation with that of a comparator group which comprises those companies placed 51-150 in the FTSE Index. All of the allocated shares are released if the company ranks in the 76th percentile or above. None of the shares are released if the company ranks in the 50th percentile or below. If the company ranks between these percentiles 35% to 100% of the shares are released on a straight line basis. In addition, the company's EPS must be at least equal to the increase in UK RPI plus 2% per annum over the three year performance period before any release is made.

- **Share Options** – Since 2001 options have been granted under the Johnson Matthey 2001 Share Option Scheme (the 2001 Scheme). Options are granted at the market value of the company's shares at the time of grant and are subject to performance targets over a three year period. Options may be exercised upon satisfaction of the relevant performance targets. Approximately 800 employees are granted options under the 2001 Scheme each year.

  Options granted prior to 2004 – Prior to 2004, options granted to the executive directors under the 2001 Scheme were up to a maximum of 100% of basic annual salary each year. Such options can only be exercised if the company's EPS has grown by at least UK RPI plus 4% per annum over any three consecutive years during the life of the option. These options are subject to annual retesting until they lapse on the tenth anniversary of grant.

  There are also options outstanding under the Johnson Matthey 1995 UK and Overseas Executive Share Option Scheme. The last option grant under this scheme was made in 2000. All options were granted in annual tranches up to the maximum permitted of four times earnings and were subject to a performance target of EPS growth of UK RPI plus 2% over the three year performance period. Option grants were not made to executive directors in the years 1998, 1999 and 2000.

  Options granted from 2004 onwards – Grants made from 2004 onwards are not eligible for retesting and are subject to a three year performance target of EPS growth of UK RPI plus 3% per annum. If the performance target is not met at the end of the three year performance period, the options will lapse. In addition, to reduce the cost calculated under the International Financial Reporting Standard IFRS 2 – 'Share-based Payment', gains are capped at 100% of the grant price.

  The Committee has the discretion to award grants greater than 100% of basic annual salary. Grants above this threshold are, however, subject to increasingly stretching performance targets. Grants between 100% and 125% of basic annual salary are subject to EPS growth of UK RPI plus 4% per annum and grants between 125% and 150% of basic annual salary are subject to EPS growth of UK RPI plus 5% per annum. In 2006 the executive directors were granted options equal to 150% of basic annual salary.

- **Pensions** – All the executive directors are members of the Johnson Matthey Employees Pension Scheme in the UK. Messrs Carson and Hawker ceased to accrue pensionable service in the scheme on 31st March 2006. Mr L C Pentz, a US citizen, joined the scheme in January 2006. Prior to this he was a member of the Johnson Matthey Inc. Salaried Employees Pension Plan in the US. Under the UK scheme, members are entitled to a pension based on their pensionable service and final pensionable salary. The scheme also provides life assurance cover of four times annual salary. The normal scheme pension age for directors is 60. None of the non-executive directors are members of the scheme. Details of the individual arrangements for executive directors are given on pages 46 and 47.
- **Other Benefits** – Available to the executive directors are private medical insurance, a company car and membership of the group's employee share incentive plans which are open to all employees in the countries in which the group operates such schemes.
- **Service Contracts** – The executive directors are employed on contracts subject to one year's notice at any time. On early termination of their contracts the directors would normally be entitled to 12 months' salary and benefits.

Directors' Emoluments 2006/07

	Date of service agreement	Date of appointment	Base salary £'000	Payment in lieu of pension[1] £'000	Annual bonus £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000
Executive								
N A P Carson	1.8.99	1.8.99	590	147	314	29	1,080	785
P N Hawker	1.8.03	1.8.03	287	72	152	21	532	387
D W Morgan	1.8.99	1.8.99	293	–	154	26	473	422
L C Pentz [2]	1.1.06	1.8.03	287	–	152	272	711	534
J N Sheldrick [3]	24.11.97	3.9.90	392	–	206	14	612	544
Total			**1,849**	**219**	**978**	**362**	**3,408**	**2,672**

Directors' Emoluments 2006/07 (continued)

	Date of letter of appointment	Date of appointment	Fees £'000	Total excluding pension £'000	Total prior year excluding pension[7] £'000
Non-Executive [4]					
Sir John Banham (Chairman)	10.12.05	1.1.06	250	250	31
M B Dearden	5.1.99	1.4.99	40	40	40
C D Mackay	5.1.99	27.1.99	45[5]	45	45
I C Strachan	10.12.01	23.1.02	40	40	40
A M Thomson	1.8.02	24.9.02	45[6]	45	45
R J W Walvis	1.8.02	24.9.02	40	40	40
Total			**460**	**460**	**241**

Notes

[1] Mr Carson and Dr Hawker ceased to accrue pensionable service in the UK pension scheme with effect from 31st March 2006. They received a cash payment in lieu of pension equal to 25% of basic salary. This is taxable under the PAYE system.

[2] Mr Pentz's emoluments from 1st January 2006 are based on UK salary and benefits. Prior to that Mr Pentz's emoluments were based on US basic salary adjusted for the cost of living differential in the UK including UK taxation. Associated with his localisation to UK salary and benefits and the purchase of a UK residence, Mr Pentz was provided with a package of transitional assistance including a housing allowance and relocation expenses commensurate with the company's relocation policy.

[3] Mr Sheldrick is a non-executive director of GKN plc. His fees for the year were £54,000. This amount is excluded from the table above and retained by him.

[4] Non-executive fees (other than for the Chairman) were reviewed on 1st April 2004 for the period to 31st March 2007, and on 1st May 2007 for the period from 1st April 2007. The new fees are £45,000 per annum, with the fee for chairmanship of committees remaining at £5,000.

[5] Includes £5,000 per annum for chairmanship of the Management Development and Remuneration Committee.

[6] Includes £5,000 per annum for chairmanship of the Audit Committee.

[7] Excludes the emoluments of Mr Miles who retired as Chairman on 31st March 2006. His emoluments were £220,000, bringing the total to £461,000.

Former Directors

During the year a payment of £8,000 was made to Mr Miles who retired as Chairman on 31st March 2006.

Directors' Interests

The interests of the directors as at 31st March 2007 in the shares of the company according to the register required to be kept by section 325(1) of the Companies Act 1985 were:

1. Ordinary Shares

	31st March 2007	31st March 2006
Sir John Banham	8,000	4,000
N A P Carson	61,310	50,919
M B Dearden	2,000	2,000
P N Hawker	15,327	7,966
C D Mackay	12,500	12,500
D W Morgan	40,582	36,257
L C Pentz	18,526	11,414
J N Sheldrick	74,517	63,321
I C Strachan	1,000	1,000
A M Thomson	2,213	2,165
R J W Walvis	1,000	1,000

All of the above interests were beneficial. The executive directors are also deemed to be interested in shares held by two employee share ownership trusts (see note 31 on page 88).

Directors' interests as at 31st May 2007 were unchanged from those listed above, other than that the Trustees of the Johnson Matthey Share Incentive Plan have purchased on behalf of Messrs Carson, Hawker, Morgan and Sheldrick a further 45 ordinary shares each and on behalf of Mr Pentz a further 48 ordinary shares.

Directors' Interests (continued)

2. Share Options

As at 31st March 2007, individual holdings under the company's executive share option schemes were as set out below. Options are not granted to non-executive directors.

	Date of grant	Ordinary shares under option	Exercise price (pence)	Date from which exercisable[(1)]	Expiry date	Total number of ordinary shares under option
N A P Carson	14.7.98	15,964	524.0	14.7.01	14.7.08	
	22.7.99	18,035	585.5	22.7.02	22.7.09	
	18.7.01	19,391	1,083.0	18.7.04	18.7.11	
	17.7.02	28,901	865.0	17.7.05	17.7.12	
	17.7.03	33,407	898.0	17.7.06	17.7.13	
	21.7.04	75,678	892.0	21.7.07	21.7.14	
	20.7.05	77,102	1,070.0	20.7.08	20.7.15	
	26.7.06	71,378	1,282.0	26.7.09	26.7.16	339,856
						(2006 268,478)
P N Hawker	18.7.01	10,253	1,083.0	18.7.04	18.7.11	
	17.7.02	15,606	865.0	17.7.05	17.7.12	
	17.7.03	21,158	898.0	17.7.06	17.7.13	
	21.7.04	36,746	892.0	21.7.07	21.7.14	
	20.7.05	37,850	1,070.0	20.7.08	20.7.15	
	26.7.06	34,518	1,282.0	26.7.09	26.7.16	156,131
						(2006 127,743)
D W Morgan	18.7.01	18,098	1,083.0	18.7.04	18.7.11	
	17.7.02	25,433	865.0	17.7.05	17.7.12	
	17.7.03	26,726	898.0	17.7.06	17.7.13	
	21.7.04	44,397	892.0	21.7.07	21.7.14	
	20.7.05	39,252	1,070.0	20.7.08	20.7.15	
	26.7.06	35,104	1,282.0	26.7.09	26.7.16	189,010
						(2006 153,906)
L C Pentz	22.7.99	12,158	585.5	22.7.02	22.7.09	
	19.7.00	8,224	942.0	19.7.03	19.7.10	
	18.7.01	12,952	1,083.0	18.7.04	18.7.11	
	17.7.02	17,730	865.0	17.7.05	17.7.12	
	17.7.03	22,185	898.0	17.7.06	17.7.13	
	21.7.04	34,857	892.0	21.7.07	21.7.14	
	20.7.05	37,850	1,070.0	20.7.08	20.7.15	
	26.7.06	34,518	1,282.0	26.7.09	26.7.16	180,474
						(2006 145,956)
J N Sheldrick	18.7.01	25,854	1,083.0	18.7.04	18.7.11	
	17.7.02	34,682	865.0	17.7.05	17.7.12	
	17.7.03	36,191	898.0	17.7.06	17.7.13	
	21.7.04	58,861	892.0	21.7.07	21.7.14	
	20.7.05	52,570	1,070.0	20.7.08	20.7.15	
	26.7.06	46,804	1,282.0	26.7.09	26.7.16	254,962
						(2006 208,158)

(1) subject to meeting the relevant performance targets.

Between 1st April 2006 and 31st March 2007 the following options were exercised:

	Date of grant	Date of exercise	Options exercised	Exercise price (pence)	Market price on exercise (pence)
P N Hawker	19.7.00	6.2.07	6,130	942.0	1,583.0

Gains made on exercise of options by directors during the year totalled £39,293 (2006 £645,429).

The closing market price of the company's shares at 30th March 2007 was 1,576 pence and the range during 2006/07 was 1,237 pence to 1,639 pence.

Directors' Interests (continued)

3. LTIP Allocations

Number of allocated shares:

	As at 31st March 2006	Allocations during the year	Market price at date of allocation (pence)	Shares released during the year	Allocations lapsed during the year	As at 31st March 2007
N A P Carson	165,787	56,148	1,358.0	16,968	16,968	187,999
P N Hawker	73,003	21,723	1,358.0	10,747	10,746	73,233
D W Morgan	84,775	22,091	1,358.0	13,575	13,574	79,717
L C Pentz	72,783	21,723	1,358.0	11,269	11,268	71,969
J N Sheldrick	113,540	29,455	1,358.0	18,382	18,382	106,231

On 1st August 2006 the 2003 LTIP allocation was released to participants. The release of this allocation was subject to the achievement of performance targets which contained two components – relative TSR and absolute TSR. Further details of the performance targets can be found on page 42. The company's TSR performance relative to the comparator group was below the 50th percentile, which qualified for a nil release of half the allocated shares. The company achieved absolute TSR growth of 66.9% during the performance period. This qualified for a full release of the other half of the allocated shares and resulted in the following gains:

	Number of shares released	Share price when released (pence)	Gain £
N A P Carson	16,968	1,291.5	219,142
P N Hawker	10,747	1,291.5	138,798
D W Morgan	13,575	1,291.5	175,321
L C Pentz	11,269	1,291.5	145,539
J N Sheldrick	18,382	1,291.5	237,404

Pensions

Pensions and life assurance benefits for the executive directors are provided through the company's final salary occupational pension scheme for UK employees – the Johnson Matthey Employees Pension Scheme (JMEPS) – which is constituted under a separate Trust Deed. JMEPS is an exempt approved scheme under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988. It is a registered scheme for the purposes of the Finance Act 2004.

On 6th April 2006 the Finance Act 2004 introduced changes to the taxation of benefits payable from registered UK pension schemes. Unless protected under transitional arrangements, retirement benefits that exceed a capital value – called the Life Time Allowance – will be subject to an additional tax charge. Any such tax charge arising out of membership of JMEPS will be paid by the trustees at the point of retirement and the member's benefits will be reduced accordingly. Executive directors whose retirement benefits are valued in excess of the Life Time Allowance may withdraw from service in JMEPS and receive instead a supplemental payment of 25% of basic salary each year, which is taxable. Messrs Carson and Hawker withdrew from JMEPS and ceased paying member contributions on 31st March 2006. No pensionable service in JMEPS has been accrued by either director since that date. The increase in accrued pension in the tables below is attributable to the increase in basic salary.

The Finance Act 2004 also enables authorised schemes to remove the restriction imposed by the 'earnings cap' under the Finance Act No. 2, 1989. As a result, the accrued pensions for Messrs Morgan and Sheldrick for service from 6th April 2006 are calculated by reference to normal JMEPS rules and actual basic salary. Accrued pensions in respect of service prior to that date remain restricted by reference to the 'earnings cap' (see note 6 below).

From 1st April 2007, member contributions paid by executive directors to JMEPS will increase from 4% to 5% of pensionable pay (i.e. basic salary). There will be further increases to 6% and 7% on 1st April 2008 and 1st April 2009 respectively.

Disclosure of directors' pension benefits has been made under the requirements of the United Kingdom Listing Authority Listing Rules and in accordance with the Directors' Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

a. United Kingdom Listing Authority Listing Rules

	Age at 31st March 2007	Years of pensionable service at 31st March 2007	Directors' contributions to JMEPS in the year[1] £'000	Increase in accrued pension during the year (net of inflation)[2] £'000 pa	Total accrued pension at 31st March 2007[3] £'000 pa	Total accrued pension at 31st March 2006 £'000 pa	Transfer value of increase (less directors' contributions)[4] £'000
N A P Carson[5]	49	25	–	19	287	259	226
P N Hawker[5]	53	20	–	7	138	127	101
D W Morgan[6]	49	18	12	6	47	40	55
L C Pentz[7]	51	22	11	3	46	42	90
J N Sheldrick[6]	57	16	16	8	55	46	112

Pensions (continued)

b. Directors' Remuneration Report Regulations 2002

	Directors' contributions to JMEPS in the year[1] £'000	Increase in accrued pension during the year £'000 pa	Total accrued pension at 31st March 2007[3] £'000 pa	Transfer value of accrued pension at 31st March 2007[4] £'000	Transfer value of accrued pension at 31st March 2006[4] £'000	Increase in transfer value (net of directors' contributions) £'000
N A P Carson[5]	–	28	287	3,431	2,887	544
P N Hawker[5]	–	11	138	1,954	1,707	247
D W Morgan[6]	12	7	47	539	426	101
L C Pentz[7]	11	4	46	411	311	89
J N Sheldrick[6]	16	9	55	907	735	156

Notes

[1] Members' contributions were paid at the general scheme rate of 4% of pensionable pay (i.e. basic salary). This general rate will increase to 5% on 1st April 2007, with further increases to 6% and 7% on 1st April 2008 and 1st April 2009 respectively.

[2] The increase in accrued pension during the year excludes any increase for inflation.

[3] The entitlement shown under 'Total accrued pension at 31st March 2007' is the pension which would be paid annually on retirement, based on pensionable service to 31st March 2007, although pensionable service for Messrs Carson and Hawker ceased on 31st March 2006. The pension would, however, be subject to an actuarial reduction of 0.3% per month for each month that retirement precedes age 60.

[4] The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note 11. No allowance has been made in the transfer values for any discretionary benefits that have been or may be awarded under JMEPS. The transfer values in the Directors' Remuneration Report Regulations 2002 have been calculated at the start and the end of the year and, therefore, also take account of market movements.

[5] Mr Carson and Dr Hawker ceased to accrue pensionable service in JMEPS with effect from 31st March 2006. A cash payment in lieu of pension equal to 25% of basic salary has been made. This is taxable under the PAYE system and is included in the emoluments table on page 43.

[6] The JMEPS' benefits and contributions for Messrs Morgan and Sheldrick in respect of pensionable service up to 5th April 2006 are restricted by reference to the 'earnings cap' imposed by the Finance Act No. 2, 1989. Between 1st April 2000 and 31st March 2006, contributions were paid to Funded Unapproved Retirement Benefit Schemes (FURBS) to provide retirement and death benefits in relation to basic salary in excess of the 'earnings cap'. FURBS were not exempt approved under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988 and so payments were also made to meet the tax liabilities in respect of these contributions. No FURBS payments have been made after 31st March 2006. Benefits and contributions in respect of service from 6th April 2006 have been provided by JMEPS in accordance with the normal scheme rules.

[7] Mr Pentz is a US citizen but became a member of JMEPS on 1st January 2006. Prior to that he was a member of the Johnson Matthey Inc. Salaried Employees Pension Plan (a non-contributory defined benefit arrangement) and a US savings plan (401k). He also has benefits in a Senior Executive Retirement Plan. The pension values reported above are the aggregate for his separate membership of the UK and US pension schemes and the Senior Executive Retirement Plan. US entitlements have been converted to sterling by reference to exchange rates on 31st March 2006 and 31st March 2007. Mr Pentz's US pension was fixed on 31st December 2005. The sterling equivalent of it has fallen over the year as a result of exchange rate movements and this reduction is reflected in the 'Increase in accrued pension during the year'. The 'Transfer value of increase' is the full value of the increase in his UK pension.

REMUNERATION REPORT

Johnson Matthey Total Shareholder Return and FTSE 100 rebased to 100

The following graph charts total cumulative shareholder return of the company for the five year period from 31st March 2002 to 31st March 2007 against the FTSE 100 as the most appropriate comparator group, rebased to 100 at 1st April 2002. Johnson Matthey joined the FTSE 100 on 12th June 2002.



200
180
160
140
120
100
80
60
40
March 2002
March 2003
March 2004
March 2005
March 2006
March 2007
Johnson Matthey
FTSE 100

The Remuneration Report was approved by the Board of Directors on 5th June 2007 and signed on its behalf by:



Charles Mackay
Chairman of the Management Development and Remuneration Committee

RESPONSIBILITY OF DIRECTORS

for the preparation of the Annual Report and the accounts

The directors are responsible for preparing the Annual Report and the group and parent company accounts in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company accounts for each financial year. Under that law they are required to prepare the group accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company accounts on the same basis.

The group and parent company accounts are required by law and IFRS as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRS as adopted by the EU; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group and parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT

to the members of Johnson Matthey Public Limited Company

We have audited the group and parent company accounts (the 'accounts') of Johnson Matthey Plc for the year ended 31st March 2007 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Recognised Income and Expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the tabulated information and related footnotes set out in the directors' Remuneration Report on pages 42 to 48 disclosing the directors' emoluments and compensation, share options, long term incentive plan, pensions and other matters specified by Part 3 of Schedule 7A to the Companies Act 1985.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, the directors' Remuneration Report, the Corporate Governance statement and the accounts in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU as set out in the Responsibility of Directors statement on page 48.

Our responsibility is to audit the accounts and the part of the directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group accounts, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the accounts. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referenced from the Business Review section of the Directors' Report. In addition we report to you, if in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group accounts give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the group's affairs as at 31st March 2007 and of its profit for the year then ended;
- the parent company accounts give a true and fair view, in accordance with IFRS as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31st March 2007;
- the accounts and the part of the directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group accounts, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
5th June 2007

CONSOLIDATED INCOME STATEMENT

for the year ended 31st March 2007

	Notes	2007 £ million	2006 restated £ million
Revenue	1,2	**6,151.7**	4,573.7
Cost of materials sold		**(5,300.0)**	(3,842.3)
Net revenues		**851.7**	731.4
Other cost of sales		**(413.7)**	(358.7)
Gross profit		**438.0**	372.7
Distribution costs		**(81.8)**	(75.3)
Administrative expenses		**(103.8)**	(84.0)
Impairment costs	3	**-**	(6.0)
Operating profit	1,4	**252.4**	207.4
Finance costs	6	**(36.0)**	(31.5)
Finance income	7	**9.2**	15.8
Share of profit / (loss) of associates		**0.9**	(0.2)
Profit before tax		**226.5**	191.5
Income tax expense	8	**(64.7)**	(54.7)
Profit for the year from continuing operations		**161.8**	136.8
Profit for the year from discontinued operations	40	**43.7**	14.5
Profit for the year		**205.5**	151.3
Attributable to:			
Equity holders of the parent company		**206.5**	152.1
Minority interests	33	**(1.0)**	(0.8)
		205.5	151.3

	Notes	pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Continuing operations			
Basic	10	**76.5**	64.2
Diluted	10	**75.3**	63.9
Total			
Basic	10	**96.9**	70.8
Diluted	10	**95.4**	70.5

The notes on pages 58 to 97 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY BALANCE SHEETS

as at 31st March 2007

	Notes	Group 2007 £ million	Group 2006 restated £ million	Parent company 2007 £ million	Parent company 2006 £ million
Assets					
Non-current assets					
Property, plant and equipment	14	**600.7**	661.1	**249.2**	235.6
Goodwill	15	**399.2**	403.1	**249.5**	248.2
Other intangible assets	16	**40.1**	41.3	**5.5**	6.1
Investments in subsidiaries	17	**-**	–	**342.5**	492.5
Investments in associates	18	**4.8**	4.3	**-**	–
Deferred income tax assets	30	**8.9**	4.4	**-**	–
Available-for-sale investments	19	**4.8**	5.9	**-**	–
Other receivables	22	**0.4**	0.2	**297.4**	195.5
Post-employment benefits net assets	13	**49.2**	75.0	**45.5**	70.6
Total non-current assets		**1,108.1**	1,195.3	**1,189.6**	1,248.5
Current assets					
Inventories	20	**362.7**	345.8	**99.2**	120.6
Current income tax assets		**7.0**	3.6	**3.1**	–
Trade and other receivables	22	**527.3**	478.5	**1,016.8**	1,110.4
Available-for-sale investments	19	**0.2**	0.1	**-**	–
Cash and deposits	25	**73.2**	133.0	**9.9**	26.6
Other financial assets	26	**3.2**	3.2	**3.3**	3.4
Other current assets		**7.1**	7.1	**7.1**	7.1
Non-current assets classified as held for sale	24	**0.4**	-	**-**	–
Total current assets		**981.1**	971.3	**1,139.4**	1,268.1
Total assets		**2,089.2**	2,166.6	**2,329.0**	2,516.6
Liabilities					
Current liabilities					
Trade and other payables	23	**(416.0)**	(385.9)	**(773.7)**	(604.6)
Current income tax liabilities		**(52.7)**	(66.0)	**-**	(12.7)
Borrowings and finance leases	25	**(27.5)**	(90.3)	**(20.1)**	(85.5)
Other financial liabilities	27	**(2.0)**	(4.2)	**(2.3)**	(4.3)
Provisions	29	**(7.7)**	(9.1)	**(2.6)**	(2.0)
Total current liabilities		**(505.9)**	(555.5)	**(798.7)**	(709.1)
Non-current liabilities					
Borrowings, finance leases and related swaps	25	**(410.5)**	(454.7)	**(405.1)**	(327.1)
Deferred income tax liabilities	30	**(36.5)**	(49.7)	**(14.1)**	(25.6)
Employee benefits obligations	13	**(48.3)**	(56.2)	**(11.7)**	(12.1)
Provisions	29	**(8.7)**	(5.2)	**(5.8)**	(4.6)
Trade and other payables	23	**(1.2)**	(0.8)	**(83.7)**	(227.0)
Total non-current liabilities		**(505.2)**	(566.6)	**(520.4)**	(596.4)
Total liabilities		**(1,011.1)**	(1,122.1)	**(1,319.1)**	(1,305.5)
Net assets		**1,078.1**	1,044.5	**1,009.9**	1,211.1
Equity					
Share capital	31	**220.5**	220.2	**220.5**	220.2
Share premium account	34	**146.3**	144.4	**146.3**	144.4
Shares held in employee share ownership trusts	34	**(61.9)**	(63.0)	**(61.5)**	(62.6)
Other reserves	32	**(12.9)**	28.5	**8.4**	4.2
Retained earnings	34	**783.7**	708.0	**696.2**	904.9
Total equity attributable to equity holders of the parent company	34	**1,075.7**	1,038.1	**1,009.9**	1,211.1
Minority interests	33	**2.4**	6.4	**-**	–
Total equity		**1,078.1**	1,044.5	**1,009.9**	1,211.1

The accounts were approved by the Board of Directors on 5th June 2007 and signed on its behalf by:

N A P Carson
J N Sheldrick Directors

The notes on pages 58 to 97 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY CASH FLOW STATEMENTS

for the year ended 31st March 2007

	Notes	Group 2007 £ million	Group 2006 restated £ million	Parent company 2007 £ million	Parent company 2006 restated £ million
Cash flows from operating activities					
Profit / (loss) before tax		**226.5**	191.5	**(56.9)**	229.4
Adjustments for:					
Share of (profit) / loss in associates		**(0.9)**	0.2	**-**	-
Discontinued operations	40	**15.9**	21.3	**-**	0.1
Depreciation, amortisation and profit on sale of non-current assets and investments		**77.7**	76.7	**175.9**	34.3
Share-based payments		**6.9**	3.2	**6.9**	3.2
(Increase) / decrease in inventories		**(82.5)**	(25.6)	**20.8**	4.5
Increase in receivables		**(136.5)**	(78.7)	**(9.7)**	(67.3)
Increase / (decrease) in payables		**104.6**	63.7	**28.6**	(88.0)
Increase / (decrease) in provisions		**5.9**	(18.1)	**2.5**	(15.1)
Employee benefit obligations charge less contributions		**(9.1)**	(9.3)	**(6.6)**	(7.8)
Changes in fair value of financial instruments		**5.2**	(12.4)	**(0.1)**	2.1
Dividend income		**-**	-	**-**	(159.0)
Net finance costs / (income)		**26.8**	15.7	**(0.8)**	(14.7)
Income tax (paid) / received		**(81.4)**	(15.9)	**(32.2)**	9.2
Net cash inflow / (outflow) from operating activities		**159.1**	212.3	**128.4**	(69.1)
Cash flows from investing activities					
Dividends received from associates		**0.5**	0.1	**-**	-
Dividends received from subsidiaries		**-**	-	**-**	170.0
Purchases of non-current assets and investments	35	**(125.0)**	(120.3)	**(43.9)**	(90.0)
Proceeds from sale of non-current assets and investments		**3.5**	5.7	**0.1**	0.5
Purchases of businesses and minority interests	35	**(8.6)**	(24.3)	**(5.1)**	-
Net proceeds from sale of businesses and minority interests	35	**127.1**	-	**4.1**	-
Net cash (outflow) / inflow from investing activities		**(2.5)**	(138.8)	**(44.8)**	80.5
Cash flows from financing activities					
Net purchase of own shares	35	**(50.4)**	(25.9)	**(50.4)**	(25.9)
(Repayment of) / proceeds from borrowings and finance leases	35	**(71.8)**	82.3	**14.2**	83.6
Dividends paid to equity holders of the parent company	9	**(66.0)**	(60.4)	**(66.0)**	(60.4)
Dividends paid to minority shareholders		**-**	(0.2)	**-**	-
Interest paid		**(31.3)**	(30.6)	**(66.9)**	(53.8)
Interest received		**4.9**	16.6	**68.0**	69.2
Net cash (outflow) / inflow from financing activities		**(214.6)**	(18.2)	**(101.1)**	12.7
(Decrease) / increase in cash and cash equivalents in the year		**(58.0)**	55.3	**(17.5)**	24.1
Exchange differences on cash and cash equivalents		**(7.1)**	5.8	**-**	-
Cash and cash equivalents at beginning of year		**125.1**	64.0	**10.0**	(14.1)
Cash and cash equivalents at end of year	36	**60.0**	125.1	**(7.5)**	10.0
Reconciliation to net debt					
(Decrease) / increase in cash and cash equivalents in the year		**(58.0)**	55.3	**(17.5)**	24.1
Repayment of / (proceeds from) borrowings and finance leases		**71.8**	(82.3)	**(14.2)**	(83.6)
Change in net debt resulting from cash flows		**13.8**	(27.0)	**(31.7)**	(59.5)
Borrowings acquired with subsidiaries		**-**	(1.4)	**-**	-
Borrowings disposed of with subsidiaries		**19.1**	-	**-**	-
Exchange differences on net debt		**14.3**	(13.4)	**2.4**	(1.4)
Movement in net debt in year		**47.2**	(41.8)	**(29.3)**	(60.9)
Net debt at beginning of year		**(412.0)**	(370.2)	**(386.0)**	(325.1)
Net debt at end of year	25	**(364.8)**	(412.0)	**(415.3)**	(386.0)

The notes on pages 58 to 97 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY STATEMENTS OF RECOGNISED INCOME AND EXPENSE

for the year ended 31st March 2007

	Notes	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Currency translation differences on foreign currency net investments and related loans		**(67.3)**	42.3	**1.4**	(0.3)
Currency translation differences – transferred to profit on sale of discontinued operations		**(3.8)**	-	**-**	-
Fair value gain on available-for-sale investments transferred to profit on sale		**-**	(0.8)	**-**	-
Cash flow hedges – gains / (losses) taken to equity		**3.1**	(3.6)	**2.7**	(3.4)
Cash flow hedges – transferred to income statement in the year		**1.2**	(2.6)	**1.4**	(2.2)
Fair value gains / (losses) on net investment hedges		**23.3**	(12.5)	**-**	-
Fair value gains on net investment hedges – transferred to profit on sale of discontinued operations		**(2.0)**	-	**-**	-
Actuarial (loss) / gain on post-employment benefits assets and liabilities	13	**(32.3)**	19.6	**(32.2)**	17.2
Tax on above items taken directly to or transferred from equity		**13.5**	(7.8)	**8.6**	(4.0)
Net (expense) / income recognised directly in equity		**(64.3)**	34.6	**(18.1)**	7.3
Profit / (loss) for the year		**205.5**	151.3	**(78.4)**	215.6
Total recognised income and expense relating to the year		**141.2**	185.9	**(96.5)**	222.9
IFRS transition adjustment for financial instruments – hedging reserve		**-**	2.1	**-**	2.0
IFRS transition adjustment for financial instruments – available-for-sale reserve		**-**	0.7	**-**	-
IFRS transition adjustment for financial instruments – retained earnings		**-**	(0.1)	**-**	(0.1)
		141.2	188.6	**(96.5)**	224.8
Total recognised income and expense attributable to:					
Equity holders of the parent company		**142.2**	186.7	**(96.5)**	222.9
Minority interests		**(1.0)**	(0.8)	**-**	-
		141.2	185.9	**(96.5)**	222.9
IFRS transition adjustment for financial instruments attributable to:					
Equity holders of the parent company		**-**	2.7	**-**	1.9

The notes on pages 58 to 97 form an integral part of the accounts.

ACCOUNTING POLICIES

for the year ended 31st March 2007

The group's and parent company's significant accounting policies, together with the judgments made by management in applying those policies which have the most significant effect on the amounts recognised in the accounts, are:

Basis of accounting and preparation

The accounts are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the Standing Interpretations Committee (SIC) as adopted by the European Union. For Johnson Matthey, there are no differences between IFRS as adopted by the European Union and full IFRS as published by the International Accounting Standards Board and so the accounts comply with IFRS.

The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained below.

The parent company has not presented its own income statement and related notes as permitted by section 230 of the Companies Act 1985.

Basis of consolidation

The consolidated accounts comprise the accounts of the parent company and all its subsidiaries, including employee share ownership trusts, and include the group's interest in associates.

Entities over which the group has the ability to exercise control are accounted for as subsidiaries. Entities that are not subsidiaries or joint ventures but where the group has significant influence (i.e. the power to participate in the financial and operating policy decisions) are accounted for as associates.

The results and assets and liabilities of associates are included in the consolidated accounts using the equity method of accounting.

The results of businesses acquired or disposed of in the year are consolidated from or up to the effective date of acquisition or disposal respectively. The net assets of businesses acquired are incorporated in the consolidated accounts at their fair values at the date of acquisition.

Transactions and balances between subsidiaries are eliminated. No profit is taken on transactions between subsidiaries and the group's share of profits on transactions with associates is also eliminated.

In the parent company balance sheet, businesses acquired by the parent company from other group companies are incorporated at book value at the date of acquisition. Where the consideration given exceeds the book value of the assets acquired this difference is accounted for as goodwill.

Revenue

Revenue comprises all sales of goods and rendering of services at the fair value of consideration received or receivable after the deduction of any trade discounts and excluding sales taxes. Revenue is recognised when it can be measured reliably and the significant risks and rewards of ownership are transferred to the customer. With the sale of goods this occurs when the goods are despatched or made available to the customer, except for the sale of consignment products located at customers' premises where revenue is recognised on notification that the product has been used. With the rendering of services revenue is recognised by reference to the stage of completion as measured by the proportion that costs incurred to date bear to the estimated total costs. With royalties revenue is recognised in accordance with the substance of the relevant agreement.

Construction contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion. This is measured by the proportion that contract costs incurred to date bear to the estimated total contract costs.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that the total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Foreign currencies

Foreign currency transactions are recorded in the functional currency of the relevant subsidiary, associate or branch at the exchange rate at the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the relevant functional currency at the exchange rate at the balance sheet date.

Income statements and cash flows of overseas subsidiaries, associates and branches are translated into sterling at the average rates for the year. Balance sheets of overseas subsidiaries, associates and branches, including any fair value adjustments and including related goodwill, are translated into sterling at the exchange rates at the balance sheet date.

Exchange differences arising on the translation of the net investment in overseas subsidiaries, associates and branches, less exchange differences arising on related foreign currency financial instruments which hedge the group's net investment in these operations, are taken to a separate component of equity. The group has taken advantage of the exemption allowed in IFRS 1 – 'First-time Adoption of International Reporting Standards' to deem the cumulative translation difference for all overseas subsidiaries, associates and branches to be zero at 1st April 2004.

Other exchange differences are taken to operating profit.

Research and development

Research expenditure is charged to the income statement in the year incurred.

Development expenditure is charged to the income statement in the year incurred unless it meets the IFRS recognition criteria for capitalisation. When the recognition criteria have been met any further development expenditure is capitalised as an intangible asset.

Finance costs and finance income

Finance costs and finance income are recognised in the income statement in the year incurred.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment. Finance costs are not capitalised.

Depreciation is provided using the straight line method to write off the cost less estimated residual value over the useful life of the asset. The estimated useful lives vary according to the class of the asset, but are typically: leasehold property 30 years (or the life of the lease if shorter); freehold buildings 30 years; and plant and equipment 4 to 10 years. Freehold land is not depreciated.

Goodwill

Goodwill arises on the acquisition of a business when the fair value of the consideration given exceeds the fair value attributed to the net assets acquired. It is subject to annual impairment reviews.

The group and parent company have taken advantage of the exemption allowed under IFRS 1 and so goodwill arising on acquisitions made before 1st April 2004 is included at the carrying amount at that date less any subsequent impairments. Up to 31st March 1998 goodwill was eliminated against reserves.

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any provisions for impairment. They are amortised in accordance with the relevant income stream or by using the straight line method over their useful lives from the time they are first available for use. The estimated useful lives vary according to the specific asset but are typically: 1 to 8 years for customer contracts and relationships; 3 to 8 years for capitalised software; 3 to 10 years for patents, trademarks and licences; and 3 to 8 years for capitalised development currently being amortised.

Intangible assets which are not yet being amortised are subject to annual impairment reviews.

Investments in subsidiaries

Investments in subsidiaries are stated in the parent company's balance sheet at cost less any provisions for impairment. Any distributions from pre-acquisition profits are recognised as a reduction to the cost of the investment.

Leases

Leases are classified as finance leases whenever they transfer substantially all the risks and rewards of ownership to the group. The assets are included in property, plant and equipment and the capital elements of the leasing commitments are shown as obligations under finance leases. The assets are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

All other leases are classified as operating leases and are expensed on a straight line basis over the lease term.

Grants

Grants related to assets are included in deferred income and released to the income statement in equal instalments over the expected useful lives of the related assets.

Grants related to income are deducted in reporting the related expense.

Precious metal inventories

Inventories of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango and backwardation. Other precious metal inventories owned by the group, which are unhedged, are valued at the lower of cost and net realisable value using the weighted average cost formula.

Other inventories

Non precious metal inventories are valued at the lower of cost, including attributable overheads, and net realisable value. Except where costs are specifically identified, the first-in, first-out or weighted average cost formulae are used to value inventories.

Cash and cash equivalents

Cash and deposits comprise cash at bank and in hand, including short term deposits with a maturity date of three months or less from the date of acquisition. The group and parent company routinely use short term bank overdraft facilities, which are repayable on demand, as an integral part of their cash management policy. Therefore cash and cash equivalents in the cash flow statements are cash and deposits less bank overdrafts. Offset arrangements across group businesses have been applied to arrive at the net cash and overdraft figures.

Derivative financial instruments

The group and parent company use derivative financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with their underlying business activities and the financing of those activities. The group and parent company do not undertake any trading activity in derivative financial instruments.

Derivative financial instruments are measured at their fair value. Derivative financial instruments may be designated at inception as fair value hedges, cash flow hedges or net investment hedges if appropriate.

Changes in the fair value of any derivative financial instruments that are not designated as or are not determined to be effective hedges are recognised immediately in the income statement.

Changes in the fair value of derivative financial instruments designated as fair value hedges are recognised in the income statement, together with the related changes in the fair value of the hedged asset or liability. Fair value hedge accounting is discontinued if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the designation is revoked.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in equity, to the extent that the hedges are effective. Ineffective portions are recognised in the income statement immediately. If the hedged item results in the recognition of a non-financial asset or liability, the amount recognised in equity is transferred out of equity and included in the initial carrying amount of the asset or liability. Otherwise, the amount recognised in equity is transferred to the income statement in the same period that the hedged item is recognised in the income statement. If the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the designation is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If a forecast transaction is no longer expected to occur, the amounts previously recognised in equity are transferred to the income statement.

For hedges of net investments in foreign operations, the effective portion of the gain or loss on the hedging instrument is recognised in equity, while the ineffective portion is recognised in the income statement. Amounts taken to equity are transferred to the income statement when the foreign operations are sold.

Other financial instruments

All other financial instruments are initially recognised at fair value plus transaction costs. Subsequent measurement is as follows:

- Unhedged borrowings are measured at amortised cost.
- Available-for-sale investments are measured at fair value with changes in fair value recognised directly in equity. On disposal of the investment the amount recognised in equity will be transferred to the income statement at the trade date.
- All other financial assets and liabilities, including short term receivables and payables, are measured at amortised cost less any impairment provision.

Taxation

Current and deferred tax are recognised in the income statement, except when they relate to items recognised directly in equity when the related tax is also recognised in equity.

Current tax is the amount of income tax expected to be paid in respect of the taxable profits using the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the balance sheet. It is provided using the tax rates that are expected to apply in the period when the asset or liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and associates where the group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Provisions and contingencies

Provisions are recognised when the group has a present obligation as a result of a past event and a reliable estimate can be made of a probable adverse outcome, for example warranties, environmental claims and restructurings. Otherwise, material contingent liabilities are disclosed unless the transfer of economic benefits is remote. Contingent assets are only disclosed if an inflow of economic benefits is probable.

The group considers financial guarantees of its share of the borrowings and precious metal leases of its associates to be insurance contracts. The parent company considers financial guarantees of its subsidiaries' borrowings and precious metal leases to be insurance contracts. These are treated as contingent liabilities unless it becomes probable that it will be required to make a payment under the guarantee.

Share-based payments and employee share ownership trusts (ESOTs)

The fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plan after 7th November 2002 is calculated using an adjusted Black-Scholes options valuation model and the resulting cost is charged to the income statement over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting where appropriate.

The group and parent company provide finance to the ESOTs to purchase company shares in the open market. Costs of running the ESOTs are charged to the income statement. The cost of shares held by the ESOTs are deducted in arriving at equity until they vest unconditionally in employees.

Pensions and other post-employment benefits

The group operates a number of contributory and non-contributory plans, mainly of the defined benefit type, which require contributions to be made to separately administered funds.

The costs of the defined contribution plans are charged to the income statement as they fall due.

For defined benefit plans, the group and parent company recognise the net assets or liabilities of the schemes in their balance sheets. Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date. The changes in scheme assets and liabilities, based on actuarial advice, are recognised as follows:

- The current service cost is spread over the period during which benefit is expected to be derived from the employees' services based on the most recent actuarial valuation and is deducted in arriving at operating profit.
- The interest cost, based on the discount rate at the beginning of the year and the present value of the defined benefit obligation during the year, is included in operating profit.
- The expected return on plan assets, based on market expectations at the beginning of the year for returns over the entire life of the related obligation and amended for changes in the fair value of plan assets as a result of contributions paid in and benefits paid out, is included in operating profit.
- Actuarial gains and losses, representing differences between the expected return and actual return on plan assets and reimbursement rights, differences between actuarial assumptions underlying the plan liabilities and actual experience during the year, and changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the year they occur.
- Past service costs are spread evenly over the period in which the increases in benefit vest and are deducted in arriving at operating profit. If an increase in benefits vests immediately, the cost is recognised immediately.
- Gains or losses arising from settlements or curtailments are included in operating profit.

Standards and interpretations adopted in the year

The standards and interpretations which were adopted during the year were Amendment to International Accounting Standard (IAS) 21 – 'Net Investment in a Foreign Operation', IFRIC 4 – 'Determining whether an Arrangement contains a Lease', IFRIC 5 – 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds', IFRIC 6 – 'Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment', IFRIC 7 – 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies', IFRIC 8 – 'Scope of IFRS 2' and IFRIC 9 – 'Reassessment of Embedded Derivatives'. There were no changes in accounting policy and no effect on current or prior year results or net assets of the group and parent company.

Standards and interpretations issued but not yet applied

IFRS 7 – 'Financial Instruments: Disclosures' was issued in August 2005 and is required to be applied for annual periods beginning on or after 1st January 2007. It revises and enhances the disclosure required by IAS 30 – 'Disclosure in the Financial Statements of Banks and Similar Financial Institutions' and IAS 32 – 'Financial Instruments: Presentation' and will not affect the reported results or net assets of the group and parent company.

IFRS 8 – 'Operating Segments' was issued in November 2006 and is required to be applied for annual periods beginning on or after 1st January 2009. It replaces IAS 14 – 'Segment Reporting' and requires the identification of operating segments based on internal reporting to the chief operating decision maker and changes the disclosure requirements. Johnson Matthey has not yet completed its evaluation of the impact on its disclosures but adoption of the standard will not affect the reported results or net assets of the group and parent company.

IFRIC 10 – 'Interim Financial Reporting and Impairment' was issued in July 2006 and is required to be applied for annual periods beginning on or after 1st November 2006. This will not affect the reported results or net assets of the group and parent company.

IFRIC 11 – 'IFRS 2 – Group and Treasury Share Transactions' was issued in November 2006 and is required to be applied for annual periods beginning on or after 1st March 2007. This will not affect the reported results or net assets of the group. The effect on the parent company is still being evaluated.

IFRIC 12 – 'Service Concession Arrangements' was issued in November 2006 and is required to be applied for annual periods beginning on or after 1st January 2008. This will not affect the reported results or net assets of the group and parent company.

Amendment to IAS 1 – 'Capital Disclosures' was issued in August 2005 and is required for annual periods beginning on or after 1st January 2007. The amendment requires new disclosures about how an entity manages its capital resources and will not affect the reported results or net assets of the group and parent company.

1 Segmental information

By business segment

For management purposes, the group was organised into four operating divisions – Catalysts, Precious Metal Products, Pharmaceutical Materials and Ceramics. Their principal activities are described on pages 8 to 13. The group sold its Ceramics Division during the year (note 40) and so its results are reported as discontinued operations. Sales between segments are made at market prices, taking into account the volumes involved.

Year ended 31st March 2007

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Eliminations £ million	Total £ million
Sales to external customers	2,192.6	3,824.4	134.7	-	6,151.7
Inter-segment sales	21.9	1,162.6	0.3	(1,184.8)	-
Total revenue	2,214.5	4,987.0	135.0	(1,184.8)	6,151.7
External sales excluding the value of precious metals	1,035.6	290.0	128.6	-	1,454.2
Segment result	148.8	85.3	35.5	-	269.6
Unallocated corporate expenses					(17.2)
Operating profit					252.4
Net finance costs					(26.8)
Share of profit of associates		0.9			0.9
Profit before tax					226.5
Income tax expense					(64.7)
Profit for the year from continuing operations					161.8
Profit for the year from discontinued operations					43.7
Profit for the year					205.5
Segment assets	1,308.1	298.4	324.2	(52.1)	1,878.6
Investments in associates	-	4.8	-	-	4.8
Cash and deposits					73.2
Current and deferred income tax assets					15.9
Post-employment benefits net assets					49.2
Unallocated corporate assets					67.5
Total assets					2,089.2
Segment liabilities	329.8	92.1	18.4	(52.1)	388.2
Borrowings, finance leases and related swaps					438.0
Current and deferred income tax liabilities					89.2
Employee benefits obligations					48.3
Unallocated corporate liabilities					47.4
Total liabilities					1,011.1
Segment capital expenditure	91.5	11.2	10.7	-	113.4
Capital expenditure on discontinued operations					4.5
Corporate capital expenditure					1.9
Total capital expenditure					119.8
Segment depreciation and amortisation	46.0	13.4	10.5	-	69.9
Depreciation on discontinued operations					5.5
Corporate depreciation					2.1
Total depreciation and amortisation					77.5
Significant non-cash expenses other than depreciation	1.5	1.3	-	-	2.8

1 Segmental information (continued)

By business segment (continued)

Year ended 31st March 2006 (restated)

	Catalysts £ million	Precious Metal Products £ million	Pharmaceutical Materials £ million	Ceramics £ million	Eliminations £ million	Total £ million
Sales to external customers	1,477.4	2,962.4	133.9		–	4,573.7
Inter-segment sales	17.4	676.9	1.2		(695.5)	–
Total revenue	1,494.8	3,639.3	135.1		(695.5)	4,573.7
External sales excluding the value of precious metals	786.4	245.4	127.2		–	1,159.0
Segment result before impairment costs	134.2	62.2	33.8		–	230.2
Impairment costs	–	(6.0)	–		–	(6.0)
Segment result	134.2	56.2	33.8		–	224.2
Unallocated corporate expenses						(16.8)
Operating profit						207.4
Net finance costs						(15.7)
Share of loss of associates		(0.2)				(0.2)
Profit before tax						191.5
Income tax expense						(54.7)
Profit for the year from continuing operations						136.8
Profit for the year from discontinued operations						14.5
Profit for the year						151.3
Segment assets	1,119.1	305.8	331.3	164.6	(26.7)	1,894.1
Investments in associates	–	4.3	–	–	–	4.3
Cash and deposits						133.0
Current and deferred income tax assets						8.0
Post-employment benefits net assets						75.0
Unallocated corporate assets						52.2
Total assets						2,166.6
Segment liabilities	207.0	117.1	24.1	38.0	(26.7)	359.5
Borrowings, finance leases and related swaps						545.0
Current and deferred income tax liabilities						115.7
Employee benefits obligations						56.2
Unallocated corporate liabilities						45.7
Total liabilities						1,122.1
Segment capital expenditure	89.2	13.7	9.9	6.5	–	119.3
Corporate capital expenditure						4.7
Total capital expenditure						124.0
Segment depreciation and amortisation	39.8	13.0	10.0	6.3	–	69.1
Corporate depreciation						1.7
Total depreciation and amortisation						70.8
Significant non-cash expenses other than depreciation	–	7.7	–	–	–	7.7

1 Segmental information (continued)

By geographical segment

Pharmaceutical Materials is located in Europe and North America. All of the other divisions of the group have a presence in each of the geographical segments.

Year ended 31st March 2007

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Eliminations £ million	Total £ million
External sales by geographical destination	2,654.5	1,496.3	1,339.8	661.1	-	6,151.7
Carrying value of segment assets by location	1,154.5	478.6	176.7	141.2	(72.4)	1,878.6
Capital expenditure by location of assets	61.7	29.8	17.5	10.8	-	119.8

Year ended 31st March 2006 (restated)

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Eliminations £ million	Total £ million
External sales by geographical destination	1,862.2	1,124.9	1,089.6	497.0	-	4,573.7
Carrying value of segment assets by location	1,322.7	294.1	170.4	162.9	(56.0)	1,894.1
Capital expenditure by location of assets	61.3	42.5	13.7	6.5	-	124.0

2 Revenue

	2007 £ million	2006 restated £ million
Sale of goods	6,021.5	4,482.7
Rendering of services	109.8	86.6
Royalties / licence income	20.4	4.4
Total revenue – continuing operations	6,151.7	4,573.7

3 Impairment costs

	2007 £ million	2006 £ million
Impairment of UK Pgm Refining assets (Precious Metal Products)	-	6.0
Total impairment costs	-	6.0

During the year ended 31st March 2006 the group decided to stop using parts of the pgm refining process and so fully impaired the associated plant and equipment.

4 Operating profit

	2007 £ million	2006 restated £ million
Operating profit is arrived at after charging / (crediting):		
Total research and development expenditure	**66.5**	60.6
less development expenditure capitalised	**(7.8)**	(6.7)
Research and development charged	**58.7**	53.9
less external funding received – from government grants	**(1.9)**	(1.2)
– from other organisations	**(2.6)**	(2.7)
Net research and development – continuing operations	**54.2**	50.0
Net research and development – discontinued operations	**1.5**	2.1
Net research and development	**55.7**	52.1
Other government grants	**-**	(0.1)
Inventories recognised as an expense – continuing operations	**5,300.0**	3,842.3
Inventories recognised as an expense – discontinued operations	**94.9**	103.7
Inventories recognised as an expense	**5,394.9**	3,946.0
Write-down of inventories recognised as an expense – continuing operations	**3.2**	2.9
Write-down of inventories recognised as an expense – discontinued operations	**-**	0.1
Write-down of inventories recognised as an expense	**3.2**	3.0
Reversal of write-down of inventories arising from increases in net realisable value	**(0.5)**	(0.3)
Net losses / (gains) on foreign exchange – continuing operations	**1.7**	(0.4)
Net losses / (gains) on foreign exchange – discontinued operations	**0.5**	(0.1)
Net losses / (gains) on foreign exchange	**2.2**	(0.5)
Net (gains) / losses on foreign currency forwards held for trading	**(0.2)**	0.1
Depreciation of property, plant and equipment – continuing operations	**63.1**	58.4
Depreciation of property, plant and equipment – discontinued operations	**5.5**	6.3
Depreciation of property, plant and equipment	**68.6**	64.7
Amortisation of internally generated intangible assets included in other cost of sales	**2.5**	1.4
Amortisation of other intangible assets included in – other cost of sales	**2.1**	2.2
– distribution costs	**0.1**	0.2
– administrative expenses	**4.2**	2.3
Operating lease rentals payable – minimum lease payments – continuing operations	**8.3**	8.3
Operating lease rentals payable – minimum lease payments – discontinued operations	**0.3**	0.8
Operating lease rentals payable – minimum lease payments	**8.6**	9.1

Unless otherwise specified, the items above are for both continuing operations and total group.

5 Fees payable to auditors

	£ million	2007 £ million	£ million	2006 £ million
Fees payable to the company's auditor for the audit of the company's annual accounts		0.4		0.4
Fees payable to the company's auditor and its associates for other services:				
– the audit of the company's subsidiaries, pursuant to legislation	0.7		0.6	
– other services supplied pursuant to legislation	0.1		0.1	
– tax services	0.3		0.3	
– due diligence	0.2		–	
Total fees payable to the company's auditor and its associates for other services		1.3		1.0
Total fees payable to the company's auditor		**1.7**		1.4

Audit fees payable to other auditors were £ nil (2006 £0.1 million).

6 Finance costs

	2007 £ million	2006 restated £ million
Interest payable on bank loans and overdrafts	24.4	18.6
Other interest payable	11.4	12.8
Remaining loss on remeasurement of net investment hedging instruments to fair value	0.2	–
Net loss on remeasurement of fair value hedges and related hedged items to fair value	–	0.1
Total finance costs – continuing operations	**36.0**	31.5

7 Finance income

	2007 £ million	2006 restated £ million
Interest receivable	3.8	7.1
Interest receivable on interest rate swaps	5.0	8.4
Remaining gain on remeasurement of net investment hedging instruments to fair value	–	0.2
Net gain on remeasurement of fair value hedges and related hedged items to fair value	0.3	–
Net gain on remeasurement of foreign currency swaps held for trading	0.1	0.1
Total finance income – continuing operations	**9.2**	15.8

NOTES ON THE ACCOUNTS

for the year ended 31st March 2007

8 Taxation

	2007 £ million	2006 restated £ million
Current tax		
Corporation tax on profits for the year	**60.9**	56.1
Adjustment for prior years	**(0.5)**	(0.9)
Total current tax	**60.4**	55.2
Deferred tax		
Origination and reversal of temporary differences	**3.9**	1.4
Changes in tax rates and laws	**0.4**	(0.3)
Recognition of previously unrecognised deferred tax assets	**-**	(1.7)
Adjustment to estimated recoverable amount of deferred tax assets arising in prior years	**-**	0.1
Total deferred tax	**4.3**	(0.5)
Income tax expense – continuing operations	**64.7**	54.7

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2007 £ million	2006 restated £ million
Profit before tax	**226.5**	191.5
Tax expense at UK corporation tax rate of 30% (2006 30%)	**68.0**	57.5
Effects of:		
Overseas tax rates	**-**	0.7
Expenses not deductible for tax purposes	**3.9**	1.1
Net utilisation of tax losses and tax holidays	**(5.7)**	(1.8)
Adjustments for prior years	**-**	(0.8)
Research and development credits	**(2.9)**	(2.4)
Other	**1.4**	0.4
Tax expense for the year	**64.7**	54.7

9 Dividends

	2007 £ million	2006 £ million
2004/05 final ordinary dividend paid - 19.0 pence per share	**-**	40.9
2005/06 interim ordinary dividend paid - 9.1 pence per share	**-**	19.5
2005/06 final ordinary dividend paid – 21.0 pence per share	**44.9**	-
2006/07 interim ordinary dividend paid - 9.9 pence per share	**21.1**	-
Total dividends	**66.0**	60.4

A final dividend of 23.7 pence per ordinary share has been proposed by the board which will be paid on 7th August 2007 to shareholders on the register at the close of business on 15th June 2007. The estimated amount to be paid is £50.0 million. In accordance with IFRS accounting requirements this dividend has not been recognised in these accounts.

10 Earnings per ordinary share

	2007 pence	2006 restated pence
Total		
Basic	**96.9**	70.8
Diluted	**95.4**	70.5
Continuing		
Basic	**76.5**	64.2
Diluted	**75.3**	63.9
Discontinued		
Basic	**20.4**	6.6
Diluted	**20.1**	6.6

Earnings per ordinary share have been calculated by dividing the profit attributable to equity holders of the parent company by the weighted average number of shares in issue during the period.

	2007 £ million	2006 restated £ million
Earnings		
Profit for the year from continuing operations attributable to equity holders of the parent company	**163.0**	138.0
Profit for the year from discontinued operations attributable to equity holders of the parent company	**43.5**	14.1
Profit for the year attributable to equity holders of the parent company	**206.5**	152.1

Profit for the year from discontinued operations attributable to equity holders of the parent company is after taking account of the minority interests of discontinued operations of £0.2 million (2006 £0.4 million).

	2007	2006
Weighted average number of shares in issue		
Basic	**213,219,273**	214,895,523
Dilution for share options and long term incentive plan	**3,312,043**	967,320
Diluted	**216,531,316**	215,862,843

Earnings per ordinary share before one-off items are calculated as follows:

	2007 £ million	2006 £ million
Profit for the year attributable to equity holders of the parent company	**206.5**	152.1
Profit on disposal of discontinued operations	**(34.4)**	–
Impairment costs	**–**	6.0
Tax thereon	**1.1**	(1.8)
Profit for the year before one-off items	**173.2**	156.3

	2007 pence	2006 pence
Earnings per share before one-off items		
Basic	**81.2**	72.7
Diluted	**80.0**	72.4

11 Employee and key management personnel costs

11a Employee numbers

	Group 2007	Group restated 2006	Parent company 2007	Parent company restated 2006
The average monthly number of employees during the year was:				
Catalysts	**4,801**	4,129	**1,426**	1,311
Precious Metal Products	**1,882**	1,788	**720**	708
Pharmaceutical Materials	**599**	580	**286**	267
Corporate and Central Research	**292**	255	**260**	223
Average number of employees – continuing operations	**7,574**	6,752	**2,692**	2,509
Discontinued operations	**619**	699	**53**	67
Average number of employees – total	**8,193**	7,451	**2,745**	2,576
Actual number of employees at 31st March	**7,795**	7,718	**2,791**	2,633

The number of temporary employees included above at 31st March 2007 was 178 (2006 174) for the group and 49 (2006 39) for the parent company.

11b Employee benefits expense

	Group 2007 £ million	Group 2006 restated £ million	Parent company 2007 £ million	Parent company 2006 restated £ million
Wages and salaries – continuing operations	**229.2**	207.1	**97.6**	87.1
Social security costs – continuing operations	**22.4**	21.2	**8.6**	8.0
Pension and other post-employment costs – continuing operations	**22.7**	18.3	**10.4**	10.7
Share-based payments – continuing operations	**10.9**	7.4	**9.9**	6.3
Total employee benefits expense – continuing operations	**285.2**	254.0	**126.5**	112.1
Wages and salaries – discontinued operations	**11.9**	13.3	**1.3**	2.0
Social security costs – discontinued operations	**3.1**	2.9	**0.1**	0.1
Pension and other post-employment costs – discontinued operations	**(0.8)**	0.2	**(0.8)**	0.2
Share-based payments – discontinued operations	**0.9**	0.2	**0.9**	0.2
Total employee benefits expense – discontinued operations	**15.1**	16.6	**1.5**	2.5
Total employee benefits expense	**300.3**	270.6	**128.0**	114.6

Termination benefits of £1.2 million (2006 £5.1 million) for group continuing operations and £1.3 million (2006 £5.7 million) for the group are not included above. Termination benefits of £0.2 million (2006 £4.9 million) for parent company continuing operations and £0.3 million (2006 £5.3 million) for the parent company are not included above.

11c Key management personnel

The key management of the group and parent company consist of the board of directors and the members of the Chief Executive's Committee. Their compensation charged in the year was:

	2007 £ million	2006 £ million
Short term employee benefits	**4.4**	3.5
Pension and other post-employment costs	**0.3**	0.7
Share-based payments	**1.7**	0.9
Non-executive directors' fees and benefits	**0.5**	0.5
Total compensation of key management personnel	**6.9**	5.6

Other than the compensation above there were no transactions with any key management personnel. There were no balances outstanding at the year end.

Information on the directors' remuneration is given in the Remuneration Report on pages 42 to 48.

12 Share-based payments

Share options

Equity settled share options are granted to employees at the average of the market value of the company's shares over the three days prior to the date of grant and are subject to performance targets over a three year period and have a maximum life of ten years. The number of shares over which options are granted is based on a percentage of the employee's salary and since 2001 approximately 800 employees have been granted options each year.

Options granted in 2004 onwards are subject to a minimum three year performance target of earnings per share (EPS) growth of UK RPI plus 3% per annum. Other performance targets are EPS growth of UK RPI plus 4% per annum and EPS growth of UK RPI plus 5% per annum. If the performance targets are not met at the end of the three year performance period, the options will lapse. Also, gains are capped at 100% of the grant price.

Options granted in 2001 to 2003 can only be exercised if the normalised EPS has grown by at least UK RPI plus 4% per annum over any three consecutive years during the life of the options. They are subject to annual retesting until they lapse on the tenth anniversary of grant. The target had not been met in previous years and none of these option grants was exercisable. However the target has now been met and these option grants are exercisable from June 2007.

Some options granted in 2000 and before are still outstanding. These were subject to a performance target of EPS growth of UK RPI plus 2% over the three year performance period. Since that target has been met all these options are exercisable.

Long Term Incentive Plan (LTIP)

Under the LTIP, shares are allocated to directors and certain key executives of the group based upon a percentage of salary and are subject to performance conditions over a three year period. At 31st March 2007, shares allocated in 2004, 2005 and 2006 (at 31st March 2006, shares allocated in 2003, 2004 and 2005) were outstanding in respect of which the performance period has not expired.

For allocations made in 2004 onwards the release of shares is subject to a relative total shareholder return (TSR) compared to those companies ranked 51 to 150 in the FTSE index over a three year period. All shares are released if the company ranks in the 76th percentile or above. None of the shares are released if the company ranks in the 50th percentile or below. If the company ranks between these percentiles 35% to 100% of the shares are released on a straight line basis. In addition EPS growth must be at least equal to UK RPI plus 2% per annum over the three year performance period before any release is made.

For allocations made prior to 2004, 50% of the allocation is subject to the relative TSR target described above. For the remaining 50%, release is subject to absolute TSR growth over the three year period. All shares are released if the absolute TSR growth is 45% or more. Pro-rata allocations on a straight line basis of between 50% and 100% are released if absolute TSR growth is between 30% and 45%. Half of the allocated shares are released if TSR growth is 30%. No shares are released if growth is below 30%. In addition EPS growth must be at least equal to UK RPI plus 2% per annum over the three year performance period before any release is made.

Share Incentive Plan (SIP) – UK and Overseas

Under the SIP, all employees with at least one year of service with the group and who are employed by a participating group company are entitled to contribute up to 2.5% of basic pay each month, subject to a £125 per month limit. The SIP trustees buy shares (partnership shares) at market value each month with the contributions. For each partnership share purchased, the group purchases two shares (matching shares) which are allocated to the employee. In the UK SIP, if the employee sells or transfers partnership shares within three years from the date of allocation, the linked matching shares are forfeited. In the Overseas SIP, partnership shares and matching shares are subject to a three year holding period and cannot be sold or transferred during that time.

401k approved savings investment plans (401k plans)

In the US there are two 401k plans, one for salaried employees and one for hourly employees. Salaried employees may contribute up to 50% of their base pay and hourly up to 20% of their base pay, both subject to a statutory limit. Salaried employees choosing Johnson Matthey Plc shares matching are matched 100% of the first 4% contributed and hourly employees are matched 50% of the first 2% contributed. Employees may contribute after one month of service and are eligible for matching after one year of service.

Further details of the directors' remuneration under share-based payment plans are given in the Remuneration Report on pages 42 to 48.

Activity relating to share options was:

	2007 Number of options	2007 Weighted average exercise price pence	2006 Number of options	2006 Weighted average exercise price pence
Outstanding at the start of the year	**8,189,652**	**948.23**	7,282,342	891.85
Granted during the year	**1,991,140**	**1,277.92**	2,207,614	1,070.00
Forfeited during the year	**(548,057)**	**999.14**	(594,700)	944.68
Exercised during the year	**(248,973)**	**871.05**	(705,604)	750.62
Outstanding at the end of the year	**9,383,762**	**1,017.26**	8,189,652	948.23
Exercisable at the end of the year	**364,641**	**771.71**	504,790	776.65

12 Share-based payments (continued)

Options were exercised on a regular basis throughout the year. The average share price during the year was 1,411.78 pence (2006 1,193.92 pence).

Details of share options outstanding at the end of the year are:

	2007 Number of options	2007 Weighted average remaining life years	2006 Number of options	2006 Weighted average remaining life years
Range of exercise price				
300 pence to 400 pence	**601**	**2.0**	1,126	3.0
400 pence to 500 pence	**307**	**2.3**	307	3.3
500 pence to 600 pence	**163,282**	**1.9**	218,243	2.8
600 pence to 700 pence	**262**	**3.3**	952	1.5
800 pence to 900 pence	**4,324,370**	**6.4**	4,665,693	7.4
900 pence to 1,000 pence	**200,189**	**3.3**	284,162	4.3
1,000 pence to 1,100 pence	**2,802,497**	**7.2**	3,019,169	8.2
1,200 pence to 1,300 pence	**1,892,254**	**9.3**	–	–
	9,383,762	**7.1**	8,189,652	7.5

The fair value of share options granted during the year was 234.3 pence per option (2006 192.4 pence per option). An adjusted Black-Scholes option pricing model was used to determine the fair value of the options granted. The inputs to the model were:

	2007	2006
Share price	**1,282p**	1,070p
Exercise price	**1,299p**	1,070p
Expected volatility	**18.7%**	27.1%
Expected option life	**5 years**	5 years
Expected dividend rate	**2.32%**	2.59%
Risk free interest rate	**4.77%**	4.26%

Expected volatility was determined by calculating the historical volatility of the company's share price over the previous three years. The expected option life takes into account the effects of expected early exercise, exercise restrictions and behavioural considerations based on the history of previous option grants. Given the low employee turnover and the consistency of the historical average option life Black-Scholes is considered to be a suitable stochastic model to use for fair valuing Johnson Matthey's share options. The Black-Scholes option pricing model is adjusted to take account of the cap which reduces the benefit and cost appearing in the accounts.

During the year 336,483 (2006 423,030) shares were allocated under the LTIP with a fair value at allocation date of 504.7 pence per share allocation (2006 389.5 pence per share allocation). The fair value was determined using a Black-Scholes option pricing model with a zero exercise price, a share price at date of allocation of 1,283.0 pence (2006 1,002.5 pence) and an expected dividend rate of 2.35% (2006 2.76%). The fair value was adjusted to take account of the TSR performance condition.

Activity relating to the LTIP was:

	2007 Number of allocated shares	2006 Number of allocated shares
Outstanding at the start of the year	**1,221,994**	1,205,842
Allocated during the year	**336,483**	423,030
Forfeited during the year	**(14,808)**	(29,626)
Released during the year	**(198,730)**	–
Expired during the year	**(235,681)**	(377,252)
Outstanding at the end of the year	**1,109,258**	1,221,994

289,696 (2006 281,921) matching shares under the SIP and 71,879 (2006 91,595) shares under the 401k plans were allocated to employees during the year. They are nil cost awards on which performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value of the shares at that date.

The total expense recognised during the year in respect of equity settled share-based payments, taking into account expected lapses due to leavers and the probability that EPS performance conditions will not be met, was £11.8 million (2006 £7.6 million).

13 Post-employment benefits

13a Group

The group operates a number of post-employment benefits plans around the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The majority of the plans are defined benefit which require contributions to be made into separately administered funds and retirement benefits are based on factors such as employees' pensionable salary and length of service. Some of the plans are defined contribution, where the retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee. The group also makes payments to employees' personal pension plans. The amount recognised as an expense for defined contribution plans was £2.8 million (2006 £2.9 million).

The major defined benefit plans are pension plans and post-retirement medical plans in the UK and the US. The pension plans are final salary plans except for the new section of the UK plan which is a career average salary plan and the US hourly plan which is a fixed benefit based upon years of service. Full actuarial valuations were carried out at 1st April 2006 for the main UK pension plan and 30th June 2006 for the US pension plans and the valuations of all of the UK and US plans were updated to 31st March 2007 by qualified independent actuaries. The other UK defined benefit pension plan was merged into the main plan on 1st October 2006.

The main assumptions were:

	2007 UK plans %	2007 US plans %	2007 Other plans %	2006 UK plans %	2006 US plans %	2006 Other plans %
Rate of increase in salaries	**4.60**	**4.25**	**3.52**	4.40	4.25	3.57
Rate of increase in pensions in payment	**3.10**	**-**	**2.13**	2.90	-	2.31
Discount rate	**5.40**	**6.00**	**4.87**	4.90	5.75	4.66
Inflation	**3.10**	**2.75**	**2.34**	2.90	2.75	2.66
Current medical benefits cost trend rate	**7.10**	**9.00**	**4.00**	6.90	10.00	4.00
Ultimate medical benefits cost trend rate	**7.10**	**5.00**	**4.00**	6.90	5.00	4.00

The group uses certain mortality assumptions when calculating plan obligations. The current mortality assumptions for all major plans retain prudent allowance for future improvements in longevity and take account of experience.

The mortality tables used for the group's largest plan, which is in the UK, were PMA92C2006 with a one and a half years positive age rating for male members retiring in normal health and PFA92C2006 with a one and a half years positive age rating for female members retiring in normal health. Allowance for future mortality improvements was made in line with the medium cohort versions of these tables. Shorter longevity assumptions are used for members who retire on grounds of ill-health. These tables lead to a further life expectancy of an average member currently aged 63 (the plan's normal retirement age for the majority of its members) and one who retires at age 63 in 23 years time of:

	Male	Female
Retiring today at age 63	**20.8**	**23.9**
Retiring in 23 years time at 63	**22.4**	**25.4**

The mortality tables used for the other larger plans were:

US	RP-2000 for males and females (projected to 2010) for healthy participants and 1985 Pension Disability Mortality Table for disabled participants
Netherlands	GBM/V 1995-2000 (-1, -2)
Canada	UP 94 generational (including allowance for future mortality improvements)
South Africa	PA(90), rates down 2 years

A one percentage point change in the assumed medical cost trend rates would have the following effects on:

	One percentage point increase UK plan £ million	One percentage point increase US plan £ million	One percentage point decrease UK plan £ million	One percentage point decrease US plan £ million
At 31st March 2007				
Post-retirement medical plan expense	**0.2**	**0.3**	**(0.1)**	**(0.2)**
Post-retirement medical plan defined benefit obligation	**1.8**	**3.1**	**(1.5)**	**(2.4)**
At 31st March 2006				
Post-retirement medical plan expense	0.2	0.3	(0.2)	(0.3)
Post-retirement medical plan defined benefit obligation	2.0	4.0	(1.6)	(3.2)

13 Post-employment benefits (continued)

13a Group (continued)

A 0.1% change in the discount rate and rate of increase in salaries would have the following effects on the UK pension plan's defined benefit obligation at 31st March 2007:

	0.1% increase £ million	0.1% decrease £ million
Effect of discount rate	**(14.0)**	**14.3**
Effect of rate of increase in salaries	**3.3**	**(3.3)**

The fair values and expected rates of return for plan assets were:

	UK pensions		US pensions		Other	
	Expected rate of return %	Value £ million	Expected rate of return %	Value £ million	Expected rate of return %	Value £ million
At 31st March 2007						
Equities	**7.75**	**440.6**	**8.00**	**57.3**	**7.51**	**8.4**
Bonds	**4.90**	**349.6**	**5.10**	**22.2**	**3.99**	**6.2**
Property	**6.25**	**56.3**	**-**	**-**	**4.00**	**0.1**
Insurance policies	**-**	**-**	**-**	**-**	**4.25**	**11.6**
	6.47	**846.5**	**7.19**	**79.5**	**5.23**	**26.3**
At 31st March 2006						
Equities	7.75	411.2	8.00	56.1	7.62	12.1
Bonds	4.50	345.5	5.20	22.9	3.38	3.9
Property	6.00	48.4	–	–	4.00	0.1
Insurance policies	–	–	–	–	3.82	9.0
	6.25	805.1	7.19	79.0	5.58	25.1

The defined benefit pension plans do not invest directly in Johnson Matthey Plc shares and no property or other assets owned by the pension plans is used by the group. The overall expected rate of return is determined on a country by country basis by reference to market expectations for each class of asset. It is based upon the forecasts of actuaries and market professionals.

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 31st March 2007						
Present value of funded obligations	**(801.0)**	**-**	**(87.4)**	**-**	**(30.2)**	**(918.6)**
Present value of unfunded obligations	**-**	**(11.6)**	**-**	**(16.5)**	**(3.3)**	**(31.4)**
Defined benefit obligation	**(801.0)**	**(11.6)**	**(87.4)**	**(16.5)**	**(33.5)**	**(950.0)**
Fair value of plan assets	**846.5**	**-**	**79.5**	**-**	**26.3**	**952.3**
Reimbursement rights	**-**	**-**	**-**	**2.8**	**-**	**2.8**
Unrecognised past service credit – non-vested	**-**	**-**	**-**	**(2.8)**	**-**	**(2.8)**
Net post-employment benefits assets and liabilities	**45.5**	**(11.6)**	**(7.9)**	**(16.5)**	**(7.2)**	**2.3**
At 31st March 2006						
Present value of funded obligations	(736.4)	–	(90.4)	–	(28.0)	(854.8)
Present value of unfunded obligations	–	(11.9)	–	(20.2)	(2.9)	(35.0)
Defined benefit obligation	(736.4)	(11.9)	(90.4)	(20.2)	(30.9)	(889.8)
Fair value of plan assets	805.1	–	79.0	–	25.1	909.2
Reimbursement rights	–	–	–	2.6	–	2.6
Net post-employment benefits assets and liabilities	68.7	(11.9)	(11.4)	(17.6)	(5.8)	22.0

13 Post-employment benefits (continued)

13a Group (continued)

These are included in the balance sheet as:

	2007 Post-employment benefits net assets £ million	2007 Employee benefits obligations £ million	2007 Total £ million	2006 Post-employment benefits net assets £ million	2006 Employee benefits obligations £ million	2006 Total £ million
UK pension plans	45.5	-	45.5	70.6	(1.9)	68.7
UK post-retirement medical benefits plan	-	(11.6)	(11.6)	-	(11.9)	(11.9)
US pension plans	-	(7.9)	(7.9)	-	(11.4)	(11.4)
US post-retirement medical benefits plan	-	(16.5)	(16.5)	-	(17.6)	(17.6)
Other plans	3.7	(10.9)	(7.2)	4.4	(10.2)	(5.8)
Total post-employment plans	49.2	(46.9)	2.3	75.0	(53.0)	22.0
Other long term employee benefits		(1.4)			(3.2)	
Total long term employee benefits obligations		**(48.3)**			(56.2)	

Movements in the defined benefit obligation during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2005	(613.6)	(10.0)	(75.7)	(17.9)	(21.3)	(738.5)
Current service cost – in operating profit	(18.7)	(0.3)	(3.7)	(0.6)	(1.4)	(24.7)
Current service cost – capitalised	(0.2)	–	–	–	–	(0.2)
Past service cost	(1.3)	-	(0.1)	0.8	(0.1)	(0.7)
Interest cost	(32.7)	(0.5)	(4.6)	(1.0)	(1.0)	(39.8)
Employee contributions	(2.9)	–	-	–	(0.1)	(3.0)
Actuarial loss	(55.0)	(1.5)	(1.7)	(0.3)	(7.7)	(66.2)
Curtailment losses	(0.1)	–	–	–	–	(0.1)
Liabilities extinguished on settlements	–	–	-	–	0.9	0.9
Acquisitions	(34.2)	–	-	–	–	(34.2)
Benefits paid	22.3	0.4	2.4	0.4	1.1	26.6
Exchange adjustments	–	–	(7.0)	(1.6)	(1.3)	(9.9)
At 31st March 2006	(736.4)	(11.9)	(90.4)	(20.2)	(30.9)	(889.8)
Current service cost – in operating profit	(24.8)	(0.2)	(4.3)	(0.5)	(2.0)	(31.8)
Current service cost – capitalised	(0.1)	–	–	–	-	(0.1)
Past service cost – vested	(0.3)	–	(0.7)	0.8	(1.0)	(1.2)
Past service cost – non-vested	–	–	-	2.9	–	2.9
Interest cost	(35.5)	(0.6)	(4.6)	(0.8)	(1.4)	(42.9)
Employee contributions	(3.4)	–	-	–	(0.2)	(3.6)
Actuarial (loss) / gain	(25.9)	0.8	(1.0)	(1.4)	(1.6)	(29.1)
Curtailment gains	0.9	–	–	–	-	0.9
Benefits paid	24.5	0.3	2.9	0.4	1.1	29.2
Exchange adjustments	–	–	10.7	2.3	2.5	15.5
At 31st March 2007	**(801.0)**	**(11.6)**	**(87.4)**	**(16.5)**	**(33.5)**	**(950.0)**

13 Post-employment benefits (continued)

13a Group (continued)

Movements in the fair value of the plan assets during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2005	657.4	–	64.1	–	14.9	736.4
Expected return on plan assets	44.2	–	4.6	–	0.9	49.7
Actuarial gain	76.4	–	1.0	–	8.1	85.5
Employee contributions	2.9	–	–	–	0.1	3.0
Company contributions	17.0	0.4	5.7	0.4	1.7	25.2
Acquisitions	29.5	–	–	–	–	29.5
Benefits paid	(22.3)	(0.4)	(2.4)	(0.4)	(1.1)	(26.6)
Assets distributed on settlements	–	–	–	–	(1.0)	(1.0)
Exchange adjustments	–	–	6.0	–	1.5	7.5
At 31st March 2006	805.1	–	79.0	–	25.1	909.2
Expected return on plan assets	50.4	–	5.2	–	1.3	56.9
Actuarial (loss) / gain	(8.4)	–	2.3	–	2.5	(3.6)
Employee contributions	3.4	–	–	–	0.2	3.6
Company contributions	20.5	0.3	5.4	0.4	2.1	28.7
Benefits paid	(24.5)	(0.3)	(2.9)	(0.4)	(1.1)	(29.2)
Assets distributed on settlements	–	–	–	–	(0.9)	(0.9)
Exchange adjustments	–	–	(9.5)	–	(2.9)	(12.4)
At 31st March 2007	**846.5**	**–**	**79.5**	**–**	**26.3**	**952.3**

The actual return on plan assets for UK plans was £42.1 million (2006 £120.6 million) and for US plans was £7.5 million (2006 £5.6 million).

Movements in the reimbursement rights during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2005	–	–	–	2.0	–	2.0
Expected return	–	–	–	0.1	–	0.1
Actuarial gain	–	–	–	0.3	–	0.3
Exchange adjustments	–	–	–	0.2	–	0.2
At 31st March 2006	–	–	–	2.6	–	2.6
Expected return	–	–	–	0.1	–	0.1
Actuarial gain	–	–	–	0.4	–	0.4
Exchange adjustments	–	–	–	(0.3)	–	(0.3)
At 31st March 2007	**–**	**–**	**–**	**2.8**	**–**	**2.8**

The cumulative amount of actuarial gains / (losses) recognsed in the statement of recognised income and expense were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2005	(7.0)	(0.1)	(4.6)	0.1	(4.5)	(16.1)
Recognised in year	21.4	(1.5)	(0.7)	–	0.4	19.6
At 31st March 2006	14.4	(1.6)	(5.3)	0.1	(4.1)	3.5
Recognised in year	(34.3)	0.8	1.3	(1.0)	0.9	(32.3)
At 31st March 2007	**(19.9)**	**(0.8)**	**(4.0)**	**(0.9)**	**(3.2)**	**(28.8)**

It is estimated that the group will contribute about £29 million to the post-employment defined benefit plans during the year ending 31st March 2008.

13 Post-employment benefits (continued)

13a Group (continued)

Amounts recognised in the income statement in respect of these plans were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
Year ended 31st March 2007						
Current service cost	**(24.8)**	**(0.2)**	**(4.3)**	**(0.5)**	**(2.0)**	**(31.8)**
Interest on plan liabilities	**(35.5)**	**(0.6)**	**(4.6)**	**(0.8)**	**(1.4)**	**(42.9)**
Expected return on plan assets	**50.4**	**-**	**5.2**	**-**	**1.3**	**56.9**
Expected return on reimbursement rights	**-**	**-**	**-**	**0.1**	**-**	**0.1**
Curtailment gains	**0.9**	**-**	**-**	**-**	**-**	**0.9**
Settlement losses	**-**	**-**	**-**	**-**	**(0.9)**	**(0.9)**
Past service cost	**(0.3)**	**-**	**(0.7)**	**0.8**	**(1.0)**	**(1.2)**
Charge to income	**(9.3)**	**(0.8)**	**(4.4)**	**(0.4)**	**(4.0)**	**(18.9)**
Year ended 31st March 2006						
Current service cost	(18.7)	(0.3)	(3.7)	(0.6)	(1.4)	(24.7)
Interest on plan liabilities	(32.7)	(0.5)	(4.6)	(1.0)	(1.0)	(39.8)
Expected return on plan assets	44.2	-	4.6	-	0.9	49.7
Expected return on reimbursement rights	-	-	-	0.1	-	0.1
Curtailment losses	(0.1)	-	-	-	-	(0.1)
Settlement losses	-	-	-	-	(0.1)	(0.1)
Past service cost	(1.3)	-	(0.1)	0.8	(0.1)	(0.7)
Charge to income	(8.6)	(0.8)	(3.8)	(0.7)	(1.7)	(15.6)

Of the total charge for the year, £12.5 million (2006 restated £9.5 million) has been included within other cost of sales, £2.4 million (2006 restated £1.6 million) in distribution costs, £4.8 million (2006 restated £4.3 million) in administrative expenses and £0.8 million credit (2006 restated £0.2 million charge) in the profit for the year from discontinued operations.

History of the plans and experience adjustments are:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
Year ended 31st March 2007						
Present value of defined benefit obligation	**(801.0)**	**(11.6)**	**(87.4)**	**(16.5)**	**(33.5)**	**(950.0)**
Fair value of plan assets	**846.5**	**-**	**79.5**	**-**	**26.3**	**952.3**
Reimbursement rights	**-**	**-**	**-**	**2.8**	**-**	**2.8**
Surplus / (deficit) in the plan	**45.5**	**(11.6)**	**(7.9)**	**(13.7)**	**(7.2)**	**5.1**
Experience adjustments arising on plan liabilities	**(44.4)**	**0.5**	**(1.0)**	**(0.8)**	**2.8**	**(42.9)**
Experience adjustments arising on plan assets	**(8.3)**	**-**	**2.3**	**-**	**0.3**	**(5.7)**
Year ended 31st March 2006						
Present value of defined benefit obligation	(736.4)	(11.9)	(90.4)	(20.2)	(30.9)	(889.8)
Fair value of plan assets	805.1	-	79.0	-	25.1	909.2
Reimbursement rights	-	-	-	2.6	-	2.6
Surplus / (deficit) in the plan	68.7	(11.9)	(11.4)	(17.6)	(5.8)	22.0
Experience adjustments arising on plan liabilities	0.7	1.7	(1.2)	0.3	(1.0)	0.5
Experience adjustments arising on plan assets	79.7	-	1.0	-	(0.2)	80.5
Year ended 31st March 2005						
Present value of defined benefit obligation	(613.6)	(10.0)	(75.7)	(17.9)	(21.3)	(738.5)
Fair value of plan assets	657.4	-	64.1	-	14.9	736.4
Reimbursement rights	-	-	-	2.0	-	2.0
Surplus / (deficit) in the plan	43.8	(10.0)	(11.6)	(15.9)	(6.4)	(0.1)
Experience adjustments arising on plan liabilities	0.8	0.4	(0.6)	(0.9)	(1.1)	(1.4)
Experience adjustments arising on plan assets	26.0	-	(1.1)	-	0.4	25.3

13 Post-employment benefits (continued)

13b Parent company

The parent company is the sponsoring employer of the group's UK defined benefit pension plan and the UK post-retirement medical benefits plan. There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan to the individual group entities. The main assumptions used for these plans are disclosed in note 13a.

The fair values and expected rates of return for defined benefit pension plan assets were:

	2007 Expected rate of return %	2007 Value £ million	2006 Expected rate of return %	2006 Value £ million
Equities	7.75	440.6	7.75	386.2
Bonds	4.90	349.6	4.50	339.3
Property	6.25	56.3	6.00	48.4
	6.47	846.5	6.22	773.9

The defined benefit pension plan does not invest directly in Johnson Matthey Plc shares and no property or other assets owned by the pension plan is used by the company. The overall expected rate of return is determined by reference to market expectations for each class of asset. It is based upon the forecasts of actuaries and market professionals.

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	2007 Pension £ million	2007 Post-retirement medical benefits £ million	2006 Pension £ million	2006 Post-retirement medical benefits £ million
Present value of funded obligations	(801.0)	-	(703.3)	-
Present value of unfunded obligations	-	(11.6)	-	(11.9)
Defined benefit obligation	(801.0)	(11.6)	(703.3)	(11.9)
Fair value of plan assets	846.5	-	773.9	-
Net retirement benefits assets and liabilities	45.5	(11.6)	70.6	(11.9)
Other long term employee benefits		(0.1)		(0.2)
Total long term employee benefits obligations		(11.7)		(12.1)

Movements in the defined benefit obligation during the year were:

	2007 Pension £ million	2007 Post-retirement medical benefits £ million	2006 Pension £ million	2006 Post-retirement medical benefits £ million
At beginning of year	(703.3)	(11.9)	(613.6)	(10.0)
Current service cost – in operating profit	(23.9)	(0.2)	(18.5)	(0.3)
Current service cost – capitalised	(0.1)	-	(0.2)	-
Past service cost	(0.3)	-	(1.3)	-
Interest cost	(34.7)	(0.6)	(32.5)	(0.5)
Employee contributions	(3.2)	-	(2.8)	-
Actuarial (loss) / gain	(26.5)	0.8	(56.5)	(1.5)
Curtailment gains / (losses)	0.9	-	(0.1)	-
Benefits paid	24.4	0.3	22.2	0.4
Transfer of plan from subsidiary	(34.3)	-	-	-
At end of year	(801.0)	(11.6)	(703.3)	(11.9)

13 Post-employment benefits (continued)

13b Parent company (continued)

Movements in the fair value of the plan assets during the year were:

	2007 Pension £ million	2007 Post-retirement medical benefits £ million	2006 Pension £ million	2006 Post-retirement medical benefits £ million
At beginning of year	**773.9**	**-**	657.4	-
Expected return on plan assets	**49.2**	**-**	43.9	-
Actuarial (loss) / gain	**(6.5)**	**-**	75.2	-
Employee contributions	**3.2**	**-**	2.8	-
Company contributions	**19.9**	**0.3**	16.8	0.4
Benefits paid	**(24.4)**	**(0.3)**	(22.2)	(0.4)
Transfer of plan from subsidiary	**31.2**	**-**	-	-
At end of year	**846.5**	**-**	773.9	-

The actual return on plan assets was £42.7 million (2006 £119.1 million).

The cumulative amount of actuarial gains / (losses) recognised in the statement of recognised income and expense were:

	2007 Pension £ million	2007 Post-retirement medical benefits £ million	2006 Pension £ million	2006 Post-retirement medical benefits £ million
At beginning of year	**11.7**	**(1.6)**	(7.0)	(0.1)
Recognised in year	**(33.0)**	**0.8**	18.7	(1.5)
At end of year	**(21.3)**	**(0.8)**	11.7	(1.6)

It is estimated that the company will contribute about £21 million to the post-employment defined benefit plans during the year ending 31st March 2008.

History of the plans and experience adjustments are:

	2007 Pension £ million	2007 Post-retirement medical benefits £ million	2006 Pension £ million	2006 Post-retirement medical benefits £ million	2005 Pension £ million	2005 Post-retirement medical benefits £ million
Present value of defined benefit obligation	**(801.0)**	**(11.6)**	(703.3)	(11.9)	(613.6)	(10.0)
Fair value of plan assets	**846.5**	**-**	773.9	-	657.4	-
Surplus / (deficit) in the plan	**45.5**	**(11.6)**	70.6	(11.9)	43.8	(10.0)
Experience adjustments arising on plan liabilities	**(41.0)**	**0.5**	0.8	1.7	0.8	0.4
Experience adjustments arising on plan assets	**(6.5)**	**-**	75.2	-	26.0	-

14 Property, plant and equipment

14a Group

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Assets in the course of construction £ million	Total £ million
Cost					
At 1st April 2005	231.9	16.4	693.4	38.2	979.9
Additions	19.4	0.5	68.9	25.2	114.0
Acquisitions	6.6	0.2	3.4	0.4	10.6
Reclassifications	1.9	–	5.4	(7.3)	–
Disposals	–	(0.1)	(18.5)	(3.7)	(22.3)
Exchange adjustments	9.3	0.5	29.5	2.4	41.7
At 31st March 2006	269.1	17.5	782.1	55.2	1,123.9
Additions	10.0	0.9	63.4	35.8	110.1
Acquisitions	0.1	–	0.6	–	0.7
Reclassifications	3.1	0.2	40.6	(43.9)	–
Transferred to non-current assets classified as held for sale	–	–	(4.5)	–	(4.5)
Disposals	(1.6)	(0.1)	(10.5)	–	(12.2)
Disposal of businesses (note 40)	(27.4)	(0.4)	(64.9)	(5.3)	(98.0)
Exchange adjustments	(16.3)	(0.8)	(50.1)	(3.8)	(71.0)
At 31st March 2007	237.0	17.3	756.7	38.0	1,049.0
Accumulated depreciation and impairment					
At 1st April 2005	55.5	6.4	325.0	–	386.9
Charge for the year	7.3	0.8	56.6	–	64.7
Impairment losses (note 3)	1.0	–	5.0	–	6.0
Disposals	–	(0.1)	(12.7)	–	(12.8)
Exchange adjustments	2.5	0.2	15.3	–	18.0
At 31st March 2006	66.3	7.3	389.2	–	462.8
Charge for the year	7.7	0.8	60.1	–	68.6
Reclassifications	(0.7)	–	0.7	–	–
Impairment losses (note 24)	–	–	0.9	–	0.9
Transferred to non-current assets classified as held for sale	–	–	(4.1)	–	(4.1)
Disposals	(0.7)	(0.1)	(6.8)	–	(7.6)
Disposal of businesses (note 40)	(5.2)	(0.1)	(36.1)	–	(41.4)
Exchange adjustments	(4.5)	(0.3)	(26.1)	–	(30.9)
At 31st March 2007	62.9	7.6	377.8	–	448.3
Carrying amount at 31st March 2007	**174.1**	**9.7**	**378.9**	**38.0**	**600.7**
Carrying amount at 31st March 2006	202.8	10.2	392.9	55.2	661.1
Carrying amount at 1st April 2005	176.4	10.0	368.4	38.2	593.0

The carrying amount of plant and machinery includes £3.2 million (2006 £3.4 million) in respect of assets held under finance leases.

Compensation received for impaired or lost property, plant and equipment was £ nil (2006 £ nil).

14 Property, plant and equipment

14b Parent company

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Assets in the course of construction £ million	Total £ million
Cost					
At 1st April 2005	67.5	1.9	272.3	17.3	359.0
Additions	11.4	-	32.8	-	44.2
Reclassifications	-	-	2.3	(2.3)	-
Disposals	-	-	(15.6)	-	(15.6)
At 31st March 2006	78.9	1.9	291.8	15.0	387.6
Additions	5.6	-	24.8	13.0	43.4
Acquisitions	-	-	0.3	-	0.3
Reclassifications	1.3	-	14.7	(16.0)	-
Disposals	(0.3)	-	(3.4)	-	(3.7)
Disposal of businesses	(1.2)	-	(2.5)	-	(3.7)
At 31st March 2007	84.3	1.9	325.7	12.0	423.9
Accumulated depreciation and impairment					
At 1st April 2005	20.6	1.8	109.1	-	131.5
Charge for the year	2.4	-	22.3	-	24.7
Impairment losses	1.0	-	5.0	-	6.0
Disposals	-	-	(10.2)	-	(10.2)
At 31st March 2006	24.0	1.8	126.2	-	152.0
Charge for the year	2.4	-	24.5	-	26.9
Reclassifications	(0.7)	-	0.7	-	-
Disposals	(0.2)	-	(2.9)	-	(3.1)
Disposal of businesses	(0.2)	-	(0.9)	-	(1.1)
At 31st March 2007	25.3	1.8	147.6	-	174.7
Carrying amount at 31st March 2007	**59.0**	**0.1**	**178.1**	**12.0**	**249.2**
Carrying amount at 31st March 2006	54.9	0.1	165.6	15.0	235.6
Carrying amount at 1st April 2005	46.9	0.1	163.2	17.3	227.5

The carrying amount of plant and machinery includes £3.2 million (2006 £3.4 million) in respect of assets held under finance leases.

15 Goodwill

	Group £ million	Parent company £ million
Cost		
At 1st April 2005	375.1	248.2
Additions, fair value adjustments and adjustments to consideration (note 39)	22.1	–
Exchange adjustments	5.2	–
At 31st March 2006	402.4	248.2
Additional fair value adjustments and adjustments to consideration (note 39)	0.7	–
At 31st March 2006 (restated)	403.1	248.2
Additions, fair value adjustments and adjustments to consideration (note 39)	4.3	1.3
Disposals (note 40)	(0.4)	–
Exchange adjustments	(7.8)	–
At 31st March 2007	399.2	249.5
Impairment		
At 1st April 2005, 31st March 2006 and 31st March 2007	–	–
Carrying amount at 31st March 2007	**399.2**	**249.5**
Carrying amount at 31st March 2006 (restated)	403.1	248.2
Carrying amount at 1st April 2005	375.1	248.2

Goodwill arising on the acquisition of businesses is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from that business combination. Goodwill is allocated as follows:

	Group		Parent company	
	2007 £ million	2006 restated £ million	**2007 £ million**	2006 £ million
Catalysts				
Synetix (including the process diagnostics business of Quest TruTec)	**194.3**	193.9	**132.4**	132.2
Research Chemicals	**21.3**	21.3	**–**	–
Johnson Matthey Tennessee	**19.0**	21.5	**–**	–
Davy Process Technology Limited (DPT)	**22.6**	22.6	**–**	–
Other Catalysts	**3.4**	5.9	**–**	–
Precious Metal Products	**3.9**	2.1	**–**	–
Pharmaceutical Materials				
Macfarlan Smith (including the business of United Farmaceuticals Limited)	**117.1**	116.0	**117.1**	116.0
Pharma Services / Ireland	**17.6**	19.4	**–**	–
Ceramics	**–**	0.4	**–**	–
	399.2	403.1	**249.5**	248.2

The group and parent company test goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the CGUs are determined using value in use calculations which use cash flow projections based on financial budgets and plans approved by management, generally covering a three year period. The budgets and plans are based on a number of key assumptions including market share, expected changes to selling prices, product profitability, the likelihood and timing of new product launches, foreign exchange rates, precious metal prices and other direct input costs. Market share, changes in selling prices, product profitability, precious metal prices and other direct input costs are based on past experience and management's expectations of future changes in the markets using external sources of information where appropriate. Foreign exchange rates are based on actual rates at the time the budgets were prepared and are held constant over the three years. New product launches are based on management's best estimate of what may happen. Apart from as discussed below, it is not considered that a reasonably possible change in any of these assumptions would generate a different impairment test outcome. These cash flows are then extrapolated using the long term average growth rates for the relevant products, industries and countries in which the CGUs operate. The cash flows are discounted at the group's estimated pre-tax weighted average cost of capital of 11.2% (2006 11.3%), as this is considered to be a discount rate a typical third party purchaser would also use to value the significant CGUs.

For Synetix the long term average growth rate is 5% (2006 5%), for Research Chemicals 5% (2006 4%), for Johnson Matthey Tennessee 4% (2006 3%), for DPT 5% (2006 3%) and Macfarlan Smith 5% (2006 6%).

For Pharma Services / Ireland, where its cash flows are expected to grow significantly due to new prostaglandin product launches over the next few years, cash flow projections cover a five (2006 six) year period and then a long term average growth rate of 6% (2006 6%) is used to extrapolate these cash flows. If some of these product launches do not happen as expected an impairment loss may arise.

16 Other intangible assets

16a Group

	Customer contracts and relationships £ million	Computer software £ million	Patents, trademarks and licences £ million	Development expenditure £ million	Total £ million
Cost					
At 1st April 2005	0.2	27.6	–	18.8	46.6
Additions	–	2.6	0.7	6.7	10.0
Acquisitions	6.7	–	1.9	–	8.6
Exchange adjustments	–	0.9	–	1.2	2.1
At 31st March 2006	6.9	31.1	2.6	26.7	67.3
Additions	–	1.9	–	7.8	9.7
Acquisitions	0.4	–	–	–	0.4
Disposals	–	(0.7)	–	–	(0.7)
Disposal of businesses	–	(0.1)	–	–	(0.1)
Exchange adjustments	(0.1)	(1.4)	–	(2.1)	(3.6)
At 31st March 2007	7.2	30.8	2.6	32.4	73.0
Accumulated amortisation and impairment					
At 1st April 2005	0.1	15.7	–	3.4	19.2
Charge for the year	0.9	3.8	–	1.4	6.1
Exchange adjustments	–	0.6	–	0.1	0.7
At 31st March 2006	1.0	20.1	–	4.9	26.0
Charge for the year	3.0	3.1	0.3	2.5	8.9
Disposals	–	(0.6)	–	–	(0.6)
Disposal of businesses	–	(0.1)	–	–	(0.1)
Exchange adjustments	(0.1)	(1.0)	–	(0.2)	(1.3)
At 31st March 2007	3.9	21.5	0.3	7.2	32.9
Carrying amount at 31st March 2007	**3.3**	**9.3**	**2.3**	**25.2**	**40.1**
Carrying amount at 31st March 2006	5.9	11.0	2.6	21.8	41.3
Carrying amount at 1st April 2005	0.1	11.9	–	15.4	27.4

The carrying amount of development expenditure includes £11.1 million (2006 £18.1 million) which is not yet being amortised as the assets are not yet available for use. These assets are tested for impairment annually and no impairment has been found.

16 Other intangible assets (continued)

16b Parent company

	Computer software £ million	Development expenditure £ million	Total £ million
Cost			
At 1st April 2005	11.8	3.4	15.2
Additions	0.9	0.3	1.2
At 31st March 2006	12.7	3.7	16.4
Additions	0.9	0.3	1.2
Disposals	(0.2)	–	(0.2)
At 31st March 2007	13.4	4.0	17.4
Accumulated amortisation and impairment			
At 1st April 2005	6.4	1.5	7.9
Charge for the year	1.8	0.6	2.4
At 31st March 2006	8.2	2.1	10.3
Charge for the year	1.4	0.4	1.8
Disposals	(0.2)	–	(0.2)
At 31st March 2007	9.4	2.5	11.9
Carrying amount at 31st March 2007	**4.0**	**1.5**	**5.5**
Carrying amount at 31st March 2006	4.5	1.6	6.1
Carrying amount at 1st April 2005	5.4	1.9	7.3

The carrying amount of development expenditure includes £0.6 million (2006 £0.3 million) which is not yet being amortised as the assets are not yet available for use. These assets are tested for impairment annually and no impairment has been found.

17 Investments in subsidiaries

	Cost of investments in subsidiaries £ million	Accumulated impairment £ million	Carrying amount £ million
At 1st April 2005	456.7	(1.5)	455.2
Additions	40.6	-	40.6
Acquisition from subsidiaries	8.2	–	8.2
Impairment loss	–	(0.5)	(0.5)
Dividends received out of pre-acquisition profits of subsidiary	(11.0)	-	(11.0)
At 31st March 2006	494.5	(2.0)	492.5
Additions	0.2	–	0.2
Capital reduction of subsidiary	(2.7)	–	(2.7)
Impairment loss	–	(147.5)	(147.5)
At 31st March 2007	**492.0**	**(149.5)**	**342.5**

The principal subsidiaries are shown on page 97.

As a result of group restructurings the parent company has written down its investments in subsidiaries.

18 Investments in associates

	2007 £ million	2006 £ million
At beginning of year	4.3	4.8
Group's share of profit / (loss) of associates for the year	0.9	(0.2)
Dividends paid	(0.5)	(0.1)
Purchase of remaining interests	-	(0.1)
Exchange adjustments	0.1	(0.1)
At end of year	4.8	4.3

The group's associate is AGR Matthey, which is a partnership operating in Australia in which the group has a 20% interest. Oximet SrL, which is incorporated in Italy, was an associate, with the group holding a 33% interest, until the group bought out the remaining interests on 6th September 2005 (see note 39).

Summarised financial information in respect of the group's associates is:

	2007 £ million	2006 £ million
Total assets	47.8	28.1
Total liabilities	(30.8)	(12.9)
Net assets	17.0	15.2
Total revenue	23.7	19.6
Total profit / (loss) for the year	4.7	(1.2)

19 Available-for-sale investments

	2007 £ million	2006 £ million
Non-current		
Unquoted investments	4.8	5.9
Non-current available-for-sale investments	4.8	5.9
Current		
Investments quoted on the London Stock Exchange	0.2	0.1
Current available-for-sale investments	0.2	0.1

20 Inventories

	Group		Parent company	
	2007 £ million	2006 £ million	2007 £ million	2006 £ million
Raw materials and consumables	83.2	76.1	26.3	23.0
Work in progress – precious metals	85.2	90.2	8.4	48.3
– other	52.5	36.5	34.0	21.3
Finished goods and goods for resale	141.8	143.0	30.5	28.0
	362.7	345.8	99.2	120.6

The group also holds customers' materials in the process of refining and fabrication and for other reasons.

21 Construction contracts

	Group 2007 £ million	Group 2006 £ million
Contract revenue recognised	**48.1**	6.8
Contracts in progress at the year end:		
Costs incurred plus recognised profits less recognised losses to date	**46.7**	6.6
Amount of advances received	**15.5**	12.3

22 Trade and other receivables

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Current				
Trade receivables	**473.5**	422.5	**185.9**	159.8
Allowances for bad and doubtful debts	**(4.0)**	(6.4)	**(0.9)**	(1.2)
Trade receivables net of allowances	**469.5**	416.1	**185.0**	158.6
Amounts receivable from construction contract customers	**10.3**	9.1	**–**	–
Amounts receivable from subsidiaries	**–**	–	**814.0**	938.8
Prepayments and accrued income	**29.6**	26.7	**10.8**	9.9
Other receivables	**17.9**	26.6	**7.0**	3.1
Current trade and other receivables	**527.3**	478.5	**1,016.8**	1,110.4
Non-current				
Amounts receivable from subsidiaries	**–**	–	**297.4**	195.5
Prepayments and accrued income	**0.2**	–	**–**	–
Other receivables	**0.2**	0.2	**–**	–
Non-current trade and other receivables	**0.4**	0.2	**297.4**	195.5

23 Trade and other payables

	Group 2007 £ million	Group 2006 restated £ million	Parent company 2007 £ million	Parent company 2006 £ million
Current				
Trade payables	**243.1**	203.9	**59.1**	53.7
Amounts payable to construction contract customers	**20.4**	16.6	**–**	–
Amounts payable to subsidiaries	**–**	–	**656.7**	480.0
Accruals and deferred income	**120.4**	115.0	**44.7**	43.0
Other payables	**32.1**	50.4	**13.2**	27.9
Current trade and other payables	**416.0**	385.9	**773.7**	604.6
Non-current				
Amounts payable to subsidiaries	**–**	–	**83.7**	227.0
Other payables	**1.2**	0.8	**–**	–
Non-current trade and other payables	**1.2**	0.8	**83.7**	227.0

24 Non-current assets classified as held for sale

At the end of March 2007 a contract was signed to sell the Hong Kong refinery business and this was completed on 4th May 2007. The plant and machinery has been written down to fair value less costs to sell and transferred to non-current assets classified as held for sale. The impairment of £0.9 million was charged to other cost of sales.

25 Net debt

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Non-current borrowings, finance leases and related swaps				
Bank, other loans and related swaps				
5.67% US Dollar Bonds 2016	**75.4**	–	**75.4**	–
4.95% US Dollar Bonds 2015	**98.9**	109.9	**98.9**	109.9
5.55% US Dollar Bonds 2013	**51.0**	–	**51.0**	–
5.17% Sterling Bonds 2013	**40.0**	40.0	**40.0**	40.0
4.935% US Dollar EIB Loan 2011	**51.0**	57.6	**51.0**	57.6
4.25% US Dollar Bonds 2010	**15.3**	17.3	**15.3**	17.3
Interest rate swaps designated as fair value hedges	**3.3**	5.0	**3.3**	5.0
Cross currency interest rate swaps designated as cash flow hedges	**7.7**	5.6	**7.7**	5.6
Other repayable after five years	**25.5**	5.5	**25.5**	–
Other repayable from four to five years	**4.6**	18.8	**–**	18.5
Other repayable from three to four years	**18.7**	0.3	**18.5**	–
Other repayable from two to three years	**15.7**	146.3	**15.4**	31.4
Other repayable from one to two years	**0.3**	45.0	**–**	38.4
Finance leases repayable				
After five years	**2.0**	2.3	**2.0**	2.3
From four to five years	**0.2**	0.2	**0.2**	0.2
From three to four years	**0.3**	0.3	**0.3**	0.3
From two to three years	**0.3**	0.3	**0.3**	0.3
From one to two years	**0.3**	0.3	**0.3**	0.3
Non-current borrowings, finance leases and related swaps	**410.5**	454.7	**405.1**	327.1
Current borrowings and finance leases				
Bank overdrafts	**13.2**	7.9	**17.4**	16.6
6.36% US Dollar Bonds 2006	**–**	57.6	**–**	57.6
Other bank and other loans	**14.0**	24.5	**2.4**	11.0
Finance leases	**0.3**	0.3	**0.3**	0.3
Current borrowings and finance leases	**27.5**	90.3	**20.1**	85.5
Total borrowings, finance leases and related swaps	**438.0**	545.0	**425.2**	412.6
Less cash and deposits	**73.2**	133.0	**9.9**	26.6
Net debt	**364.8**	412.0	**415.3**	386.0

Of the 4.95% US Dollar Bonds 2015 US$35.0 million have been swapped into sterling at 5.15% and US$165.0 million have been swapped into floating rate US dollars. All the 4.25% US Dollar Bonds 2010 have been swapped into sterling at 4.93%. All the 5.67% US Dollar Bonds 2016 have been swapped into floating rate US dollars. The interest rate implicit in the finance leases is 5.9% and the lease term ends in 2017. Apart from the bonds, EIB loan and finance leases shown separately above, all the loans, overdrafts and bank deposits are denominated in various currencies and bear interest at commercial floating rates.

26 Other financial assets

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Forward foreign exchange contracts and options designated as cash flow hedges	**1.2**	0.1	**1.3**	0.3
Forward foreign exchange contracts and currency swaps held for trading	**1.1**	2.5	**1.5**	2.6
Foreign exchange swaps designated as hedges of a net investment in foreign operations	**0.4**	0.1	**–**	–
Embedded derivatives	**0.5**	0.5	**0.5**	0.5
	3.2	3.2	**3.3**	3.4

27 Other financial liabilities

	Group		Parent company	
	2007 £ million	2006 £ million	2007 £ million	2006 £ million
Forward foreign exchange contracts and options designated as cash flow hedges	**-**	1.2	**0.2**	1.2
Forward foreign exchange contracts and currency swaps held for trading	**1.9**	2.3	**2.1**	3.1
Foreign exchange swaps designated as hedges of a net investment in foreign operations	**0.1**	0.7	**-**	-
	2.0	4.2	**2.3**	4.3

28 Financial risk management

The group's and parent company's activities expose them to a variety of financial risks including market risk, credit risk, liquidity risk and cash flow interest rate risk. Market risk includes currency risk, fair value interest rate risk and price risk. The main financial risks managed by the group and parent company, under policies approved by the board, are foreign currency risk, interest rate risk, liquidity risk and credit risk. The group and parent company use derivative financial instruments, in particular forward currency contracts and currency swaps, to manage their financial risks associated with their underlying business activities and the financing of those activities. Some derivative financial instruments used to manage financial risk are not designated as hedges and so are classified as 'held for trading'. The group and parent company do not undertake any trading activity in financial instruments.

28a Interest rate risk

The group's and parent company's interest rate risk arises from their fixed rate borrowings (fair value risk) and floating rate borrowings (cash flow risk). Their policy is to optimise interest cost and reduce volatility in reported earnings. They manage their risk by reviewing the profile of their debt regularly on a currency by currency basis and by selectively using interest rate and cross currency swaps. The group and parent company have designated the US dollar fixed rate to US dollar floating rate swaps as fair value hedges as they hedge the changes in fair value of the bond attributable to changes in interest rates. The group and parent company have designated the US dollar fixed interest rate to sterling fixed interest rate cross currency swaps as cash flow hedges as they hedge the movement in the cash flows of the hedged bonds attributable to changes in the US dollar / sterling exchange rate. The cash flows are expected to occur in 2010 and 2015 when the respective bonds which they hedge mature. The interest element of the cash flow hedges is realised in the income statement each year and the exchange effect is expected to be realised in the income statement in 2010 and 2015. At 31st March 2007, 51% (2006 49%) of the group's net debt and 45% (2006 52%) of the company's net debt was at fixed rates with an average interest rate of 5.20% (2006 5.43%). The remaining debt is funded on a floating rate basis. A 1% change in all interest rates would have a 0.8% impact on the group's profit before tax. This is within the range the board regards as acceptable.

28b Liquidity risk

The group's and parent company's policy on funding capacity is to ensure that they always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. Within long term debt of £410.5 million at 31st March 2007 (2006 £454.7 million), the group had borrowings under committed bank facilities of £15.4 million (2006 £191.0 million). The parent company's long term debt at 31st March 2007 was £405.1 million (2006 £327.1 million) including committed bank borrowings of £15.4 million (2006 £69.8 million). The group and parent company also have a number of uncommitted facilities, including metal leases, and overdraft lines at their disposal.

	Group		Parent company	
	2007 £ million	2006 £ million	2007 £ million	2006 £ million
Undrawn committed borrowing facilities				
Expiring in more than one year but not more than two years	**50.0**	45.1	**50.0**	45.1
Expiring in more than two years	**244.6**	53.9	**244.6**	53.9
	294.6	99.0	**294.6**	99.0

28 Financial risk management (continued)

28c Foreign currency risk

The group operates globally with the majority of its profits earned outside the UK. It has significant investments outside the UK with the largest single investment being in the USA. In order to protect the group's sterling balance sheet and reduce cash flow risk the group has financed most of its investment in the USA, Europe, Japan and China by borrowing US dollars, euros, yen and renminbi respectively. Although an element of this funding is obtained by directly borrowing the relevant currency, a large part is achieved through currency swaps which can be more efficient and reduce costs and credit exposure. The group has designated the currency swaps and one loan as hedges of net investments in foreign operations as they hedge the changes in values of the subsidiaries' net assets against movements in exchange rates.

The main currencies of the net debt after taking into account the effect of the currency swaps were:

	Group		Group		Parent company		Parent company	
	Borrowings 2007 £ million	Borrowings 2006 £ million	**Cash 2007 £ million**	Cash 2006 £ million	**Borrowings 2007 £ million**	Borrowings 2006 £ million	**Cash 2007 £ million**	Cash 2006 £ million
Sterling	**105.3**	118.4	**192.7**	105.5	**102.1**	117.2	**186.4**	84.2
US dollar	**170.5**	287.5	**12.1**	36.5	**164.6**	152.6	**1.1**	16.2
Euro	**232.2**	173.1	**-**	7.6	**250.2**	184.4	**-**	-
Japanese yen	**57.9**	24.8	**-**	4.3	**60.3**	24.8	**-**	-
South African rand	**24.8**	2.3	**-**	1.8	**15.4**	-	**-**	-
Hong Kong dollar	**-**	-	**17.4**	17.4	**2.4**	-	**-**	-
Chinese renminbi	**7.2**	11.6	**4.1**	6.2	**5.5**	6.0	**-**	-
Swiss franc	**-**	-	**5.9**	0.4	**-**	1.8	**2.2**	-
South Korean won	**2.7**	-	**4.3**	2.4	**-**	-	**-**	-
Malaysian ringgit	**1.2**	0.1	**1.6**	8.7	**-**	-	**-**	-
Brazilian real	**-**	-	**0.2**	7.8	**-**	-	**-**	-
Other currencies	**3.7**	1.8	**2.4**	9.0	**4.9**	0.4	**0.4**	0.8
	605.5	619.6	**240.7**	207.6	**605.4**	487.2	**190.1**	101.2

The group and parent company use forward exchange contracts, and occasionally currency options, to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These are designated and accounted for as cash flow hedges. The majority of the cash flows are expected to occur and the hedge effect realised in the income statement in the year ending 31st March 2008.

The main impact of movements in exchange rates on the group's results arises on translation of overseas subsidiaries' profits into sterling. The group's largest exposure is to the US dollar and a 5 cent (2.6% (2006 2.8%)) movement in the average exchange rate for the US dollar against sterling has a 0.8% (2006 0.8%) impact on operating profit. The group is also exposed to the euro and a 5 cent (3.4% (2006 3.4%)) movement in the average exchange rate for the euro against sterling has a 0.4% (2006 0.6%) impact on operating profit. This exposure is part of the group's economic risk of operating globally which is essential to remain competitive in the markets in which the group operates.

28d Credit risk

Within certain divisions, the group and parent company derive a significant proportion of their revenue from sales to major customers. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's and parent company's results. The group and parent company derive significant benefit from trading with their large customers and manage the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts overdue within the group and the relevant actions being taken. As at 31st March 2007 (and at 31st March 2006), no single outstanding balance exceeded 2% of the company's market capitalisation.

The credit risk on cash and deposits and derivative financial instruments is limited because the counterparties are banks with high credit ratings. As at 31st March 2007, the maximum exposure with a single bank for net deposits was £11.3 million (2006 £16.5 million) for the group and £7.0 million (2006 £14.4 million) for the parent company, whilst the largest mark to market exposure for forward foreign exchange contracts to a single bank was £0.8 million (2006 £0.5 million) for the group and parent company.

The group guarantees its share of the borrowings and precious metal leases of its associates and its exposure at 31st March 2007 was £0.8 million (2006 £1.5 million). At 31st March 2007 the group and parent company guaranteed £3.3 million of the borrowings of subsidiaries of Endeka Ceramics, former subsidiaries of the group (note 40). The parent company also guarantees some of its subsidiaries' borrowings, partly through interest netting arrangements, and precious metal leases and its exposure at 31st March 2007 was £16.1 million (2006 £155.0 million).

28 Financial risk management (continued)

28e Fair value of financial instruments – group

	2007 Carrying amount £ million	2007 Fair value £ million	2006 Carrying amount restated £ million	2006 Fair value restated £ million
Quoted available-for-sale investments	**0.2**	**0.2**	0.1	0.1
Unquoted available-for-sale investments	**4.8**	**4.8**	5.9	5.9
Trade receivables	**469.5**	**469.5**	416.1	416.1
Trade payables	**(243.1)**	**(243.1)**	(203.9)	(203.9)
Amounts receivable from construction contract customers	**10.3**	**10.3**	9.1	9.1
Amounts payable to construction contract customers	**(20.4)**	**(20.4)**	(16.6)	(16.6)
Other receivables	**17.9**	**17.9**	13.9	13.9
Other payables	**(32.1)**	**(32.1)**	(50.4)	(50.4)
Cash and deposits	**73.2**	**73.2**	133.0	133.0
US Dollar Bonds 2006, 2010, 2013, 2015 and 2016	**(240.6)**	**(242.8)**	(184.8)	(182.9)
US Dollar EIB Loan 2011	**(51.0)**	**(50.9)**	(57.6)	(56.3)
Sterling Bonds 2013	**(40.0)**	**(38.5)**	(40.0)	(39.4)
Other non-current borrowings and finance leases	**(67.9)**	**(67.9)**	(219.3)	(219.3)
Other current borrowings and finance leases	**(27.5)**	**(27.5)**	(32.7)	(32.7)
Interest rate swaps designated as fair value hedges	**(3.3)**	**(3.3)**	(5.0)	(5.0)
Cross currency interest rate swaps designated as cash flow hedges	**(7.7)**	**(7.7)**	(5.6)	(5.6)
Forward foreign exchange contracts and options designated as cash flow hedges	**1.2**	**1.2**	(1.1)	(1.1)
Forward foreign exchange contracts and currency swaps held for trading	**(0.8)**	**(0.8)**	0.2	0.2
Foreign exchange swaps designated as hedges of a net investment in foreign operations	**0.3**	**0.3**	(0.6)	(0.6)
Embedded derivatives	**0.5**	**0.5**	0.5	0.5
Non-current other payables	**(1.2)**	**(1.2)**	(0.8)	(0.8)
	(157.7)	**(158.3)**	(239.6)	(235.8)

The fair value of quoted investments is based on market value. It is not possible to determine reliably the fair value of the unquoted available-for-sale investments. The fair values of the bonds and interest rate swaps are calculated by discounting future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair value of the cross currency interest rate swaps is the market value of equivalent swaps which could be taken out at the balance sheet date with the same banks, the same maturity dates and identical terms. The fair value of forward exchange contracts and currency swaps represents the unrealised gain or loss on revaluation of the contracts to year end forward exchange rates obtained from the banks the contracts are with. The fair value of the embedded derivatives are calculated by using a suitable valuation technique. The fair value of all other financial instruments is approximately equal to book value due to their size, short term nature or the fact that they bear interest at floating rates.

28f Fair value of financial instruments – parent company

	2007 Carrying amount £ million	2007 Fair value £ million	2006 Carrying amount £ million	2006 Fair value £ million
Trade receivables	**185.0**	**185.0**	158.6	158.6
Trade payables	**(59.1)**	**(59.1)**	(53.7)	(53.7)
Amounts receivable from subsidiaries	**1,111.4**	**1,109.7**	1,134.3	1,136.9
Amounts payable to subsidiaries	**(740.4)**	**(740.4)**	(707.0)	(707.0)
Other receivables	**7.0**	**7.0**	3.1	3.1
Other payables	**(13.2)**	**(13.2)**	(27.9)	(27.9)
Cash and deposits	**9.9**	**9.9**	26.6	26.6
US Dollar Bonds 2006, 2010, 2013, 2015 and 2016	**(240.6)**	**(242.8)**	(184.8)	(182.9)
US Dollar EIB Loan 2011	**(51.0)**	**(50.9)**	(57.6)	(56.3)
Sterling Bonds 2013	**(40.0)**	**(38.5)**	(40.0)	(39.4)
Other non-current borrowings and finance leases	**(62.5)**	**(62.5)**	(91.7)	(91.7)
Other current borrowings and finance leases	**(20.1)**	**(20.1)**	(27.9)	(27.9)
Interest rate swaps designated as fair value hedges	**(3.3)**	**(3.3)**	(5.0)	(5.0)
Cross currency interest rate swaps designated as cash flow hedges	**(7.7)**	**(7.7)**	(5.6)	(5.6)
Forward foreign exchange contracts and options designated as cash flow hedges	**1.1**	**1.1**	(0.9)	(0.9)
Forward foreign exchange contracts and currency swaps held for trading	**(0.6)**	**(0.6)**	(0.5)	(0.5)
Embedded derivatives	**0.5**	**0.5**	0.5	0.5
	76.4	**74.1**	120.5	126.9

The bases for the fair values is as described in note 28e.

29 Provisions and contingent liabilities

29a Group

	Restructuring provisions £ million	Warranty & technology provisions £ million	Other provisions £ million	Total £ million
At 1st April 2006	0.8	7.6	5.9	14.3
Charge for year	4.2	2.9	3.5	10.6
Utilised	(2.7)	(2.0)	(1.9)	(6.6)
Released	(0.1)	(1.1)	(0.2)	(1.4)
Exchange adjustments	–	(0.1)	(0.4)	(0.5)
At 31st March 2007	**2.2**	**7.3**	**6.9**	**16.4**

	2007 £ million	2006 £ million
Current	**7.7**	9.1
Non-current	**8.7**	5.2
Total provisions	**16.4**	14.3

The restructuring provisions relate to Catalysts Division and Precious Metal Products Division and are expected to be fully spent in 2008.

The warranty and technology provisions represent management's best estimate of the group's liability under warranties granted and remedial work required under technology licences, based on past experience in Catalysts Division. Warranties generally cover a period up to three years.

The other provisions include environmental, legal and relocation provisions. Amounts provided reflect management's best estimate of the expenditure required to settle the obligations at the balance sheet date. It is possible that these and further contingent environmental and legal liabilities may give rise to expenditure above that provided. Further details of environmental and legal provisions and contingent liabilities are not provided to avoid the potential of seriously prejudicing the group's stance in law.

Details of the guarantees given by the group are disclosed in note 28d.

29b Parent company

	Restructuring provisions £ million	Warranty provisions £ million	Other provisions £ million	Total £ million
At 1st April 2006	0.3	0.8	5.5	6.6
Charge for year	2.6	–	0.9	3.5
Utilised	(1.0)	–	(0.6)	(1.6)
Released	(0.1)	–	–	(0.1)
At 31st March 2007	**1.8**	**0.8**	**5.8**	**8.4**

	2007 £ million	2006 £ million
Current	**2.6**	2.0
Non-current	**5.8**	4.6
Total provisions	**8.4**	6.6

The restructuring provisions relate to Catalysts Division and Precious Metal Products Division and are expected to be fully spent in 2008.

The warranty provisions represent management's best estimate of the parent company's liability under warranties granted, based on past experience in Catalysts Division.

The other provisions include relocation provisions and provisions to buy metal to cover positions created by the parent company selling metal belonging to subsidiaries. Amounts provided reflect management's best estimate of the expenditure required to settle the obligations at the balance sheet date.

Details of the guarantees given by the parent company are disclosed in note 28d.

30 Deferred taxation

30a Group

	Property, plant & equipment £ million	Post-employment benefits £ million	Translation differences on foreign currency loans £ million	Inventories £ million	Other £ million	Total £ million
At 1st April 2005	67.2	2.4	(14.5)	(13.5)	1.0	42.6
IFRS transition adjustment for financial instruments	-	-	-	-	1.2	1.2
Charge / (credit) to income	3.1	(3.5)	(0.2)	(17.9)	18.6	0.1
Tax on items taken directly to or transferred from equity	-	4.4	6.3	-	(9.5)	1.2
Acquisitions	(0.1)	-	-	-	-	(0.1)
Exchange adjustments	-	-	0.4	-	(0.1)	0.3
At 31st March 2006	70.2	3.3	(8.0)	(31.4)	11.2	45.3
(Credit) / charge to income	(6.9)	8.8	(2.2)	(3.3)	8.1	4.5
Tax on items taken directly to or transferred from equity	-	(9.5)	(5.7)	-	(3.1)	(18.3)
Disposals (note 40)	(3.1)	-	-	0.4	-	(2.7)
Exchange adjustments	(0.3)	-	(0.1)	(0.8)	-	(1.2)
At 31st March 2007	**59.9**	**2.6**	**(16.0)**	**(35.1)**	**16.2**	**27.6**

	2007 £ million	2006 £ million
Deferred tax assets	**8.9**	4.4
Deferred tax liabilities	**36.5**	49.7
	27.6	45.3

Deductible temporary differences, unused tax losses and unused tax credits not recognised on the balance sheet are £33.8 million (2006 £42.9 million).

Deferred tax liabilities have not been recognised on temporary differences of £410.4 million (2006 £519.4 million) associated with investments in subsidiaries and associates, other than in the case of the group's captive insurance company where cumulative deferred tax of £1.2 million (2006 £1.2 million) has been provided on an accrued dividend.

30b Parent company

	Property, plant & equipment £ million	Post-employment benefits £ million	Translation differences on foreign currency loans £ million	Inventories £ million	Other £ million	Total £ million
At 1st April 2005	33.9	13.2	-	(14.7)	(2.3)	30.1
IFRS transition adjustment for financial instruments	-	-	-	-	0.8	0.8
Charge / (credit) to income	2.7	2.4	-	(12.1)	1.3	(5.7)
Tax on items taken directly to or transferred from equity	-	5.6	(1.6)	-	(3.6)	0.4
At 31st March 2006	36.6	21.2	(1.6)	(26.8)	(3.8)	25.6
(Credit) / charge to income	(5.9)	2.4	(2.0)	(5.3)	9.4	(1.4)
Tax on items taken directly to or transferred from equity	-	(9.9)	2.9	-	(3.1)	(10.1)
At 31st March 2007	**30.7**	**13.7**	**(0.7)**	**(32.1)**	**2.5**	**14.1**

Deductible temporary differences, unused tax losses and unused tax credits not recognised on the balance sheet are £3.6 million (2006 £3.6 million).

31 Share capital

	Authorised Number	Authorised £ million	Issued and fully paid Number	Issued and fully paid £ million
Ordinary shares of £1 each				
At 1st April 2005	291,550,000	291.6	219,522,706	219.5
Share options exercised	–	–	705,604	0.7
At 31st March 2006	291,550,000	291.6	220,228,310	220.2
Share options exercised	–	–	248,973	0.3
At 31st March 2007	**291,550,000**	**291.6**	**220,477,283**	**220.5**

Details of outstanding share options and allocations under the company's long term incentive plan which have yet to mature are disclosed in note 12.

At the last annual general meeting on 25th July 2006 shareholders approved a resolution for the company to make purchases of its own shares up to a maximum number of 22,031,543 shares. The resolution remains valid until the conclusion of this year's annual general meeting. The company will purchase its own shares when the board believes it to be in the best interests of the shareholders generally and will result in an increase in earnings per share.

The group's employee share ownership trusts (ESOTs) also buy shares on the open market and hold them in trust for employees participating in the group's executive share option schemes and long term incentive plan. At 31st March 2007 the group's ESOTs held 6,121,013 shares (2006 6,319,743 shares) which had not yet vested unconditionally in employees. Computershare Trustees (CI) Limited, as trustee for the ESOTs, has waived its dividend entitlement. At 31st March 2007 the parent company's ESOT held 6,056,432 shares (2006 6,255,162 shares) which had not yet vested unconditionally in employees.

32 Other reserves

32a Group

	Capital redemption reserve £ million	Foreign currency translation £ million	Available-for-sale reserve £ million	Hedging reserve £ million	Total other reserves £ million
At 1st April 2005	6.5	(0.2)	0.7	2.1	9.1
Cash flow hedges:					
Losses taken to equity	–	–	–	(3.6)	(3.6)
Transferred to income statement	–	–	–	(2.6)	(2.6)
Available-for-sale investments:					
Transferred to income statement on sale	–	–	(0.8)	–	(0.8)
Fair value losses on net investment hedges	–	(12.5)	–	–	(12.5)
Currency translation differences on foreign currency net investments and related loans	–	42.3	–	–	42.3
Tax on items taken directly to or transferred from equity	–	(5.4)	0.2	1.8	(3.4)
At 31st March 2006	6.5	24.2	0.1	(2.3)	28.5
Cash flow hedges:					
Gains taken to equity	–	–	–	3.1	3.1
Transferred to income statement	–	–	–	1.2	1.2
Fair value gains on net investment hedges	–	23.3	–	–	23.3
Fair value gains on net investment hedges transferred to profit on sale of discontinued operations	–	(2.0)	–	–	(2.0)
Currency translation differences on foreign currency net investments and related loans	–	(67.3)	–	–	(67.3)
Currency translation differences transferred to profit on sale of discontinued operations	–	(3.8)	–	–	(3.8)
Tax on items taken directly to or transferred from equity	–	5.3	–	(1.2)	4.1
At 31st March 2007	**6.5**	**(20.3)**	**0.1**	**0.8**	**(12.9)**

32 Other reserves (continued)

32b Parent company

	Capital redemption reserve £ million	Foreign currency translation £ million	Hedging reserve £ million	Total other reserves £ million
At 1st April 2005	6.5	–	2.0	8.5
Cash flow hedges:				
Losses taken to equity	–	–	(3.4)	(3.4)
Transferred to income statement	–	–	(2.2)	(2.2)
Currency translation differences on foreign operations	–	(0.4)	–	(0.4)
Tax on items taken directly to or transferred from equity	–	–	1.7	1.7
At 31st March 2006	6.5	(0.4)	(1.9)	4.2
Cash flow hedges:				
Gains taken to equity	–	–	2.7	2.7
Transferred to income statement	–	–	1.4	1.4
Currency translation differences on foreign operations	–	1.4	–	1.4
Tax on items taken directly to or transferred from equity	–	–	(1.3)	(1.3)
At 31st March 2007	**6.5**	**1.0**	**0.9**	**8.4**

33 Minority interests

	£ million
At 1st April 2005	7.5
Share of loss for the year	(0.8)
Dividends	(0.3)
At 31st March 2006	6.4
Share of loss for the year	(1.0)
Dividends	(0.3)
Disposal (note 40)	(2.7)
Arising on formation of subsidiary	0.3
Share capital reduction of subsidiary	(0.3)
At 31st March 2007	**2.4**

In July 2006 the group formed a new subsidiary and entered into a joint venture with Dialog Systems Sdn Bhd. Dialog contributed plant and machinery of £0.1 million and cash of £0.2 million in return for a minority interest of £0.3 million.

34 Changes in equity – attributable to equity holders of the parent company

34a Group

	Share capital £ million	Share premium account £ million	Shares held in ESOTs £ million	Other reserves £ million	Retained earnings £ million	Equity attributable to equity holders of parent company £ million
At 1st April 2005	219.5	139.8	(37.7)	9.1	594.4	925.1
Profit for the year	–	–	–	–	152.1	152.1
Actuarial gain on post-employment benefits assets and liabilities	–	–	–	–	19.6	19.6
Dividends paid	–	–	–	–	(60.4)	(60.4)
New share capital subscribed	0.7	4.6	–	–	–	5.3
Purchase of shares for ESOTs	–	–	(25.3)	–	–	(25.3)
Share-based payments	–	–	–	–	7.6	7.6
Cost of shares transferred to employees	–	–	–	–	(4.4)	(4.4)
Cash flow hedges:						
Losses taken to equity	–	–	–	(3.6)	–	(3.6)
Transferred to income statement	–	–	–	(2.6)	–	(2.6)
Available-for-sale investments:						
Transferred to income statement on sale	–	–	–	(0.8)	–	(0.8)
Fair value losses on net investment hedges	–	–	–	(12.5)	–	(12.5)
Currency translation differences on foreign currency net investments and related loans	–	–	–	42.3	–	42.3
Tax on items taken directly to or transferred from equity	–	–	–	(3.4)	(0.9)	(4.3)
At 31st March 2006	220.2	144.4	(63.0)	28.5	708.0	1,038.1
Profit for the year	–	–	–	–	206.5	206.5
Actuarial loss on post-employment benefits assets and liabilities	–	–	–	–	(32.3)	(32.3)
Dividends paid	–	–	–	–	(66.0)	(66.0)
New share capital subscribed	0.3	1.9	–	–	–	2.2
Purchase of treasury shares	–	–	–	–	(52.6)	(52.6)
Share-based payments	–	–	–	–	11.8	11.8
Cost of shares transferred to employees	–	–	1.1	–	(5.6)	(4.5)
Cash flow hedges:						
Gains taken to equity	–	–	–	3.1	–	3.1
Transferred to income statement	–	–	–	1.2	–	1.2
Fair value gains on net investment hedges	–	–	–	23.3	–	23.3
Fair value gains on net investment hedges transferred to profit on sale of discontinued operations	–	–	–	(2.0)	–	(2.0)
Currency translation differences on foreign currency net investments and related loans	–	–	–	(67.3)	–	(67.3)
Currency translation differences transferred to profit on sale of discontinued operations	–	–	–	(3.8)	–	(3.8)
Tax on items taken directly to or transferred from equity	–	–	–	4.1	13.9	18.0
At 31st March 2007	**220.5**	**146.3**	**(61.9)**	**(12.9)**	**783.7**	**1,075.7**

During the year the company purchased 3,600,000 shares at a cost of £52.6 million. These shares are being held as treasury shares.

34 Changes in equity – attributable to equity holders of the parent company (continued)

34b Parent company

	Share capital £ million	Share premium account £ million	Shares held in ESOTs £ million	Other reserves £ million	Retained earnings £ million	Equity attributable to equity holders of parent company £ million
At 1st April 2005	219.5	139.8	(37.3)	8.5	731.3	1,061.8
Profit for the year	–	–	–	–	215.6	215.6
Actuarial gain on post-employment benefits assets and liabilities	–	–	–	–	17.2	17.2
Dividends paid	–	–	–	–	(60.4)	(60.4)
New share capital subscribed	0.7	4.6	–	–	–	5.3
Purchase of shares for ESOTs	–	–	(25.3)	–	–	(25.3)
Share-based payments	–	–	–	–	6.5	6.5
Cost of shares transferred to employees	–	–	–	–	(3.3)	(3.3)
Cash flow hedges:						
Losses taken to equity	–	–	–	(3.4)	–	(3.4)
Transferred to income statement	–	–	–	(2.2)	–	(2.2)
Currency translation differences on foreign operations	–	–	–	(0.4)	–	(0.4)
Tax on items taken directly to or transferred from equity	–	–	–	1.7	(2.0)	(0.3)
At 31st March 2006	220.2	144.4	(62.6)	4.2	904.9	1,211.1
Loss for the year	–	–	–	–	(78.4)	(78.4)
Actuarial loss on post-employment benefits assets and liabilities	–	–	–	–	(32.2)	(32.2)
Dividends paid	–	–	–	–	(66.0)	(66.0)
New share capital subscribed	0.3	1.9	–	–	–	2.2
Purchase of treasury shares	–	–	–	–	(52.6)	(52.6)
Share-based payments	–	–	–	–	11.8	11.8
Cost of shares transferred to employees	–	–	1.1	–	(5.6)	(4.5)
Cash flow hedges:						
Gains taken to equity	–	–	–	2.7	–	2.7
Transferred to income statement	–	–	–	1.4	–	1.4
Currency translation differences on foreign operations	–	–	–	1.4	–	1.4
Tax on items taken directly to or transferred from equity	–	–	–	(1.3)	14.3	13.0
At 31st March 2007	**220.5**	**146.3**	**(61.5)**	**8.4**	**696.2**	**1,009.9**

35 Gross cash flows

35a Purchases of non-current assets and investments

	Group		Parent company	
	2007 £ million	2006 £ million	**2007 £ million**	2006 £ million
Purchases of property, plant and equipment	**115.1**	109.8	**42.7**	40.0
Purchases of intangible assets	**9.7**	10.0	**1.2**	1.2
Purchase of investments in subsidiaries	**–**	–	**–**	48.8
Purchases of available-for-sale investments	**0.2**	0.5	**–**	–
	125.0	120.3	**43.9**	90.0

35b Purchases of businesses and minority interests

	Group		Parent company	
	2007 £ million	2006 £ million	**2007 £ million**	2006 £ million
Purchase of businesses	**8.6**	41.6	**5.1**	–
Cash acquired with businesses	**–**	(17.3)	**–**	–
	8.6	24.3	**5.1**	–

35 Gross cash flows (continued)

35c Net proceeds from sale of businesses and minority interests

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Disposal of Ceramics (note 40)	141.3	-	1.4	-
Cash and cash equivalents disposed of with Ceramics (note 40)	(14.4)	-	-	-
Cash received on capital reduction of subsidiary	-	-	2.7	-
Cash received from minority interest on formation of subsidiary (note 33)	0.2	-	-	-
	127.1	-	4.1	-

35d Net purchase of own shares

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Issue of ordinary share capital	2.2	5.3	2.2	5.3
Purchase of own shares	(52.6)	(31.2)	(52.6)	(31.2)
	(50.4)	(25.9)	(50.4)	(25.9)

35e (Repayment of) / proceeds from borrowings and finance leases

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
(Decrease) / increase in borrowings falling due within one year	(51.6)	45.2	(66.2)	56.1
(Decrease) / increase in borrowings falling due after more than one year	(19.9)	37.4	80.6	27.8
Capital element of finance lease rental payments	(0.3)	(0.3)	(0.2)	(0.3)
	(71.8)	82.3	14.2	83.6

36 Cash and cash equivalents

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Cash and deposits	73.2	133.0	9.9	26.6
Bank overdrafts	(13.2)	(7.9)	(17.4)	(16.6)
Cash and cash equivalents	60.0	125.1	(7.5)	10.0

37 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 31st March 2007 precious metal leases were £93.2 million (2006 £93.2 million).

38 Commitments

	Group 2007 £ million	Group 2006 £ million	Parent company 2007 £ million	Parent company 2006 £ million
Future capital expenditure contracted but not provided	**9.2**	5.8	**5.3**	3.0
Future minimum amounts payable under non-cancellable operating leases				
Within one year	**8.7**	9.6	**1.9**	2.0
From one to five years	**14.2**	12.8	**4.2**	3.9
After five years	**11.5**	14.4	**6.7**	6.7
	34.4	36.8	**12.8**	12.6
Future minimum amounts payable under finance leases				
Within one year	**0.5**	0.5	**0.5**	0.5
From one to five years	**1.8**	1.8	**1.8**	1.8
After five years	**2.2**	2.7	**2.2**	2.7
	4.5	5.0	**4.5**	5.0
Less future finance charges	**(1.1)**	(1.3)	**(1.1)**	(1.3)
Present value of finance lease obligations	**3.4**	3.7	**3.4**	3.7

39 Acquisitions

If all acquisitions had been completed on 1st April 2006 the revenue for the group would have been £6,151.7 million and its profit for the year £205.5 million.

United Farmaceuticals Limited

On 13th April 2006 the group purchased most of the business of United Farmaceuticals Limited for £1.9 million plus costs of £0.1 million. The fair value of the assets acquired were plant and machinery of £0.3 million and inventories of £0.6 million giving goodwill of £1.1 million. The goodwill arising is attributable to future synergies arising from the combination. It has been fully integrated with Macfarlan Smith and so its post acquisition results are not identifiable and are included in Pharmaceutical Materials.

Process diagnostics business

On 21st April 2006 the group purchased the process diagnostics business of Quest TruTec for £3.8 million plus costs of £0.1 million. The fair value of the assets acquired were customer contracts and relationships of £0.4 million, property, plant and equipment of £0.3 million giving goodwill of £3.2 million. The goodwill arising is attributable to future synergies arising from the combination. It has been fully integrated with the group's existing processing services business and so its post acquisition results are not identifiable and are included in Catalysts.

Cascade Biochem Limited acquired in the year ended 31st March 2003

On 17th October 2002 the group acquired Cascade Biochem Limited. The outstanding deferred consideration of £2.5 million was paid during the year ended 31st March 2007.

Oximet SrL acquired in the year ended 31st March 2006

On 6th September 2005 the group acquired the remaining 67% of the share capital of Oximet SrL, which it did not already own for £0.4 million. The fair value of the net assets acquired were inventories of £0.2 million, trade and other receivables of £1.0 million, trade and other payables of £0.8 million and bank overdrafts of £0.1 million. The fair value of the associate immediately prior to the acquisition was £0.1 million resulting in goodwill of £0.2 million. The goodwill arising is attributable to future synergies arising from the combination. The net cash outflow on acquisition was £0.5 million, consisting of £0.4 million of cash consideration and £0.1 million of bank overdrafts classed as cash and cash equivalents. From 6th September 2005 it contributed no net profit to the group's profit for the year and its results are included in Ceramics.

39 Acquisitions (continued)

Davy Process Technology Limited acquired in the year ended 31st March 2006

On 1st February 2006 the group acquired 100% of the issued share capital of Davy Process Technology Limited (DPT). DPT develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. Its revenue is generated through the licensing of its proprietary technologies and from the sale of associated basic engineering packages, catalysts, specialist equipment and other services. The goodwill disclosed in last year's accounts was provisional at £21.9 million. An additional liability of £0.5 million was discovered and additional costs of £0.2 million were incurred during the first year of ownership and so the comparatives have been restated. The goodwill arising is attributable to future research and sales synergies arising from the combination.

The net assets acquired were:

	Carrying amounts under IFRS immediately prior to acquisition £ million	Fair value adjustments £ million	Fair value at time of acquisition £ million
Property, plant and equipment	11.4	(0.8)	10.6
Intangible assets – customer contracts and relationships	–	6.7	6.7
Intangible assets – patents	–	1.9	1.9
Non-current available-for-sale investments	3.4	–	3.4
Deferred income tax assets	0.8	(0.7)	0.1
Trade and other receivables	14.9	(0.3)	14.6
Cash and deposits	17.4	–	17.4
Trade and other payables	(20.6)	(2.0)	(22.6)
Current income tax liabilities	(1.4)	–	(1.4)
Non-current borrowings	(1.4)	–	(1.4)
Employee benefit obligations	(3.7)	(1.0)	(4.7)
Provisions	(3.8)	(2.6)	(6.4)
Total net assets acquired	17.0	1.2	18.2
Goodwill on acquisition			22.6
			40.8

Satisfied by:	£ million
Purchase consideration – cash	39.9
Costs incurred – cash	0.9
	40.8

Net cash outflow arising on acquisition was:

	2007 £ million	2006 £ million
Cash consideration and costs	0.2	40.6
Less cash and cash equivalents acquired	–	17.4
Net cash outflow	0.2	23.2
Borrowings acquired	–	1.4
Increase in net debt	0.2	24.6

From 1st February 2006 its results are included in Catalysts and were:

	2006 £ million
Operating profit before amortisation of intangible assets recognised on acquisition by Johnson Matthey	1.6
Amortisation of intangible assets recognised on acquisition by Johnson Matthey	(0.8)
Operating profit	0.8
Net finance income	0.1
Profit before tax	0.9
Income tax expense	(0.6)
Net profit	0.3

40 Discontinued operations

On 28th February 2007 the group sold its Ceramics Division to the Endeka Ceramics group established by Pamplona Capital Partners I, LP, a private equity investment fund.

Ceramics Division's net assets disposed of were:

	£ million
Property, plant and equipment	**56.6**
Goodwill	**0.4**
Inventories	**43.4**
Trade and other receivables	**61.2**
Cash and deposits	**20.1**
Bank overdrafts	**(5.7)**
Current other borrowings	**(6.5)**
Group loans	**(12.6)**
Current trade and other payables	**(37.0)**
Current income tax liabilities	**(2.0)**
Non-current trade and other payables	**(0.7)**
Employee benefits obligations	**(1.5)**
Deferred income tax liabilities	**(2.7)**
	113.0
Minority interests	**(2.7)**
	110.3

The profit on disposal of Ceramics Division was:

	£ million
Consideration – cash	**143.9**
Consideration – refund outstanding	**(0.6)**
Costs incurred – cash	**(2.6)**
Costs incurred – non-cash	**(0.4)**
Costs incurred – accrued	**(2.3)**
	138.0
Less assets disposed of	**(110.3)**
Pension curtailment gain	**0.9**
Cumulative exchange gains deferred in equity	**5.8**
Profit on disposal before tax	**34.4**
Tax	**(1.1)**
Profit on disposal	**33.3**

The results of the discontinued operations included in the consolidated income statement were:

	2007 £ million	2006 £ million
Ceramics Division		
Sales of goods to external customers	**160.1**	182.2
Inter-segment sales	**3.4**	4.4
Expenses	**(147.6)**	(165.3)
Operating profit	**15.9**	21.3
Finance costs	**(0.5)**	(0.2)
Finance income	**0.9**	1.2
Profit before tax	**16.3**	22.3
Income tax expense	**(5.7)**	(7.8)
Profit on disposal	**33.3**	-
Profit for the year from Ceramics Division	**43.9**	14.5
Additional environmental warranty obligations retained on sale of Pigments & Dispersions	**(0.2)**	-
Profit for the year from discontinued operations	**43.7**	14.5
Net cash inflow from operating activities of discontinued operations	**0.7**	5.6
Net cash outflow from investing activities of discontinued operations	**(4.5)**	(6.4)
Net cash outflow from financing activities of discontinued operations	**(1.9)**	(2.4)

40 Discontinued operations (continued)

The Ceramics Division had a presence in each of the geographical segments. Its external sales by geographical destination were:

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Total £ million
Period ended 28th February 2007	**86.8**	**5.1**	**40.9**	**27.3**	**160.1**
Year ended 31st March 2006	97.3	7.9	34.6	42.4	182.2

41 Transactions with related parties

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and so are only disclosed for the parent company's accounts. The group's associates, as described in note 18, are related parties. Guarantees of subsidiaries' and associates' borrowings are disclosed in note 28d.

	Group		Parent company	
	2007 £ million	2006 £ million	**2007 £ million**	2006 £ million
Trading transactions with associates				
Purchases of raw materials	-	0.2	-	-
Trading transactions with subsidiaries				
Sales of goods	-	-	**940.7**	832.6
Purchases of goods	-	-	**196.8**	150.7
Income from service charges	-	-	**2.3**	2.2
Amounts receivable from subsidiaries	-	-	**43.7**	31.9
Amounts payable to subsidiaries	-	-	**17.1**	9.6

The group's post-employment plans are related parties and the group's and parent company's transactions with them are disclosed in notes 13a and 13b respectively.

The transactions with key management personnel are described in note 11c.

42 Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the balance sheet date. The group and parent company have made appropriate estimates when applying the accounting policies, but the actual outcome may differ from those calculated.

The key sources of estimation uncertainty at the balance sheet date which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Post-employment benefits

The group's and parent company's defined benefit plans are assessed annually by qualified independent actuaries. The details of the plans and assumptions used are described in note 13.

Goodwill

The group has capitalised goodwill of £399.2 million and the parent company has £249.5 million. Annual impairment reviews are performed which require various assumptions. More details are given in note 15.

Other intangible assets

Other intangible assets which are not yet being amortised (note 16) are also subject to annual impairment reviews based on discounted cash flow projections. No impairment has been found.

Provisions and contingent liabilities

As described in note 29 and the accounting policies, the group and parent company measure provisions and contingent liabilities at management's best estimate of the expenditure required to settle the obligations at the balance sheet date.

Taxation

The tax payable on profits is determined based on tax laws and regulations that apply in each of the numerous jurisdictions in which the group operates. Where the precise impact of these laws and regulations is unclear then reasonable estimates may be used to determine the tax charge included in the accounts. If the tax eventually payable or reclaimable differs from the amounts originally estimated then the difference will be charged or credited in the accounts for the year in which it is determined.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Europe	Country of incorporation
S.A. Johnson Matthey N.V.	Belgium
Johnson Matthey Pharmaceutical Materials Ireland Limited	Eire
+ Avocado Research Chemicals Limited	England
+ Davy Process Technology Limited	England
+ Johnson Matthey Fuel Cells Limited (82.5%)	England
Johnson Matthey SAS	France
Johnson Matthey GmbH	Germany
Johnson Matthey BV	Netherlands
Johnson Matthey AB	Sweden
Johnson Matthey & Brandenberger AG	Switzerland

North America	Country of incorporation
The Argent Insurance Co. Limited	Bermuda
Johnson Matthey Limited	Canada
Johnson Matthey de Mexico, S.A. de C.V.	Mexico
Johnson Matthey Inc.	USA
Johnson Matthey Catalog Company Inc.	USA
Johnson Matthey Fuel Cells, Inc. (82.5%)	USA
Johnson Matthey Pharmaceutical Materials, Inc.	USA

Asia	Country of incorporation
Johnson Matthey (Shanghai) Chemicals Limited	China
Johnson Matthey Hong Kong Limited	Hong Kong
Johnson Matthey India Private Limited	India
Johnson Matthey Chemicals India Private Limited	India
Johnson Matthey Japan, Inc.	USA
+ Johnson Matthey Sdn. Bhd. (92%)	Malaysia

Africa	
Johnson Matthey (Pty) Limited	South Africa

Australasia	
* AGR Matthey (20%)	Australia

South America	
+ Johnson Matthey Argentina S.A.	Argentina

Except where otherwise stated, all companies are wholly owned.
* Associate (see note 18 on page 80).
+ Investments held directly by parent company.
All the subsidiaries and associates are involved in the principal activities of the group.

TEN YEAR RECORD

	1998 £ million	1999 £ million	2000 £ million	2001 £ million	2002 £ million
	UK GAAP				
Revenue					
Parent and subsidiaries	3,138.8	3,385.4	3,866.0	5,903.7	4,830.1
Share of joint ventures	128.8	–	–	–	–
Total	3,267.6	3,385.4	3,866.0	5,903.7	4,830.1
Operating profit before one-off items and goodwill amortisation	139.2	147.1	146.2	175.0	193.3
Goodwill amortisation	–	–	(0.2)	(0.3)	(6.8)
One-off items	(4.5)	(1.9)	(9.8)	(0.6)	(18.1)
Operating profit	134.7	145.2	136.2	174.1	168.4
Other one-off items	4.4	8.8	23.4	1.1	(5.6)
Profit before interest	139.1	154.0	159.6	175.2	162.8
Net finance costs	(9.0)	(15.9)	(2.4)	5.3	(6.1)
Net return on retirement benefits assets and liabilities	–	–	–	–	–
Share of profit / (loss) of associates	–	–	–	–	–
Profit before tax	130.1	138.1	157.2	180.5	156.7
Income tax expense	(28.5)	(35.1)	(47.3)	(54.2)	(50.2)
Profit after taxation	101.6	103.0	109.9	126.3	106.5
(Loss) / profit for the year from discontinued operations	–	–	–	–	–
Minority interests	(0.3)	0.7	(0.2)	(0.6)	0.3
Profit attributable to equity holders of the parent company	101.3	103.7	109.7	125.7	106.8
Earnings per ordinary share before one-off items and goodwill amortisation (graph 1)	42.8p	42.8p	46.6p	57.2p	60.4p
Earnings per ordinary share (graph 2)	46.7p	47.8p	50.5p	57.3p	49.0p
Dividend per ordinary share (graph 3)	17.8p	19.0p	20.3p	23.3p	24.6p
Summary Balance Sheet					
Assets employed:					
Goodwill	–	4.2	5.1	8.6	182.6
Property, plant and equipment / other intangible assets	461.5	480.2	311.3	386.8	495.1
Non-current investments / associates / joint ventures	4.2	1.8	1.0	1.0	2.7
Inventories	244.8	243.7	253.2	278.8	414.3
Receivables / current investments / tax assets / financial assets	379.8	434.0	434.7	522.9	456.0
Payables / provisions / tax liabilities / financial liabilities	(409.8)	(418.8)	(452.5)	(534.7)	(584.4)
Post-employment benefits net assets / employee benefits obligations	–	–	–	–	–
	680.5	745.1	552.8	663.4	966.3
Financed by:					
Net borrowings and finance leases / (cash)	225.1	221.6	(165.8)	(139.9)	159.0
Retained earnings	130.9	200.9	389.2	465.9	466.4
Share capital, share premium, shares held in ESOTs and other reserves	318.4	316.8	324.9	332.8	337.0
Minority interests	6.1	5.8	4.5	4.6	3.9
Capital employed	680.5	745.1	552.8	663.4	966.3
Cumulative goodwill taken directly to reserves	171.4	171.4	46.0	46.0	46.0
Return on assets (Operating profit before one-off items and goodwill amortisation / average capital employed and cumulative goodwill taken directly to reserves)	17.7%	16.6%	19.3%	26.8%	22.5%

Figures for 2006 onwards have been prepared under IFRS. Figures for 2005 have been restated for IFRS. Figures for 2004 and all prior years have been prepared under UK GAAP. Figures for 2003 have been restated for the adoption of FRS 17 – 'Retirement Benefits' under UK GAAP, but prior year figures have not been restated for FRS 17 because comparatives are not available. Apart from this, 2003 and prior years have been restated to reflect all changes in accounting policies under UK GAAP.

TEN YEAR RECORD

UK GAAP		IFRS		
2003 £ million	2004 £ million	2005 £ million	2006 £ million	2007 £ million
4,323.9	4,492.9	4,626.2	4,755.9	**6,151.7**
-	-	-	-	**-**
4,323.9	4,492.9	4,626.2	4,755.9	**6,151.7**
189.2	206.0	216.6	234.7	**252.4**
(13.7)	(19.8)	-	-	**-**
(7.6)	2.1	(36.7)	(6.0)	**-**
167.9	188.3	179.9	228.7	**252.4**
4.9	-	-	-	**-**
172.8	188.3	179.9	228.7	**252.4**
(13.2)	(16.3)	(13.0)	(14.7)	**(26.8)**
13.9	6.0	-	-	**-**
-	-	0.5	(0.2)	**0.9**
173.5	178.0	167.4	213.8	**226.5**
(53.7)	(57.9)	(46.5)	(62.5)	**(64.7)**
119.8	120.1	120.9	151.3	**161.8**
-	-	(6.4)	-	**43.7**
0.4	1.7	1.0	0.8	**1.0**
120.2	121.8	115.5	152.1	**206.5**
61.8p	64.0p	67.0p	72.7p	**81.2p**
55.4p	56.0p	53.2p	70.8p	**96.9p**
25.5p	26.4p	27.7p	30.1p	**33.6p**
373.4	377.1	375.1	402.4	**399.2**
601.1	608.1	620.4	702.4	**640.8**
6.4	5.5	6.7	10.2	**9.6**
438.4	417.3	307.3	345.8	**362.7**
367.2	389.0	375.3	497.1	**549.2**
(560.5)	(534.4)	(382.3)	(520.2)	**(519.5)**
(25.4)	3.5	(3.0)	18.8	**0.9**
1,200.6	1,266.1	1,299.5	1,456.5	**1,442.9**
402.5	394.5	369.6	412.0	**364.8**
445.9	528.4	594.5	708.0	**783.7**
341.4	333.8	327.9	330.1	**292.0**
10.8	9.4	7.5	6.4	**2.4**
1,200.6	1,266.1	1,299.5	1,456.5	**1,442.9**
40.6	40.6	-	-	**-**
16.8%	16.2%	16.7%	17.0%	**17.4%**

1 Earnings per Ordinary Share Before One-off Items and Goodwill Amortisation



42.8p
42.8p
46.6p
57.2p
60.4p
61.8p
64.0p
67.0p
72.7p
81.2p
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

2 Earnings per Ordinary Share



46.7p
47.8p
50.5p
57.3p
49.0p
55.4p
56.0p
53.2p
70.8p
96.9p
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

3 Dividend per Ordinary Share



17.8p
19.0p
20.3p
23.3p
24.6p
25.5p
26.4p
27.7p
30.1p
33.6p
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

SHAREHOLDER INFORMATION

Johnson Matthey Share Price Five Year Performance versus FTSE 100 and FTSE 350


Johnson Matthey
FTSE 100
FTSE 350
160
140
120
100
80
60
40
March 2002
March 2003
March 2004
March 2005
March 2006
March 2007

Johnson Matthey Share Price as at 31st March

2002	2003	2004	2005	2006	2007
1,046p	737p	879.5p	989p	1,396p	1,576p

By Location


Rest of World 1.5%
Asia 1.1%
Unidentified 2.3%
USA and Canada 11.2%
Continental Europe 7.2%
UK and Eire 76.7%

Analysis of Ordinary Shareholders as at 30th April 2007

By location	Number of shares	Percentage
UK and Eire	169,082,780	76.7
Continental Europe	15,842,696	7.2
USA and Canada	24,747,370	11.2
Asia	2,308,365	1.1
Rest of World	3,374,623	1.5
Unidentified	5,133,986	2.3
	220,489,820	100.00

By Category


Other 15.5%
Individuals 4.5%
Investment and Unit Trusts 7.8%
Insurance Companies 17.7%
Pension Funds 54.5%

By category	Number of shares	Percentage
Pension Funds	120,200,203	54.5
Insurance Companies	39,093,657	17.7
Investment and Unit Trusts	17,147,957	7.8
Individuals	10,003,500	4.5
Other	34,044,503	15.5
	220,489,820	100.00

By Size of Holding


1-1,000 1.8%
1,001-10,000 3.4%
5,000,001 and over 22.2%
10,001-100,000 7.2%
100,001-1,000,000 25.6%
1,000,001-5,000,000 39.8%

By size of holding	Number of holdings	Percentage	Number of shares	Percentage
1-1,000	9,300	71.9	4,013,340	1.8
1,001 – 10,000	2,942	22.8	7,362,834	3.4
10,001 – 100,000	459	3.5	15,924,146	7.2
100,001 – 1,000,000	184	1.4	56,499,141	25.6
1,000,001 – 5,000,000	40	0.3	87,697,268	39.8
5,000,001 and over	7	0.1	48,993,091	22.2
	12,932	100.00	220,489,820	100.00

SHAREHOLDER INFORMATION

Share Dealing Services

A telephone and internet dealing service for UK shareholders is provided by Lloyds TSB Registrars. For further details, including Lloyds TSB Registrars' terms and conditions, log on to www.shareview.co.uk/dealing or call 0870 850 0852.

A low cost share dealing service is available through The Share Centre. For further details, including The Share Centre's terms, contact The Share Centre PO Box 2000, Aylesbury, Bucks HP21 8ZB. Telephone 01296 414141 (e-mail info@share.co.uk).

Dividend History – Pence per Share

	2003	2004	2005	2006	2007
Interim	7.8	8.2	8.7	9.1	9.9
Final	17.7	18.2	19.0	21.0	23.7
Total	25.5	26.4	27.7	30.1	33.6

Dividend Policy

It is Johnson Matthey's policy to grow dividends in line with earnings while maintaining dividend cover at about two and a half times to ensure sufficient funds are retained to support organic growth. Over the last ten years Johnson Matthey has increased its dividend at a compound annual growth rate of 8% p.a. The board is proposing a final dividend for 2006/07 of 23.7 pence to take the total for the year to 33.6 pence, which is 12% up in line with growth in underlying earnings. The dividend will be covered 2.4 times by underlying earnings (see pages 98 and 99). For further discussion of the group's financial objectives see the Strategy and Objectives section of the Operating and Financial Review on page 7 of this Annual Report.

Dividend Payments and DRIP

Dividends can be paid directly into shareholders' bank or building society accounts. Shareholders wishing to take advantage of this facility should contact Lloyds TSB Registrars or complete the dividend mandate form attached to their dividend cheque. A Dividend Reinvestment Plan (DRIP) is also available which allows shareholders to purchase additional shares in the company. Further information can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3970. They can also be contacted via their website at www.shareview.co.uk.

American Depositary Receipts

Johnson Matthey has a sponsored Level 1 American Depositary Receipt (ADR) programme which The Bank of New York administers and for which it acts as Depositary. Each ADR represents two Johnson Matthey ordinary shares. The ADRs trade in the US over-the-counter (OTC) market under the symbol JMPLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on 1-888-BNY-ADRS (1-888-269-2377) toll free if you are calling from within the United States. Alternatively, they can be contacted by e-mail at shareowners@bankofny.com or via their website at www.adrbny.com.

Share Price and Group Information

Information on the company's current share price together with copies of the group's annual and interim reports and major presentations to analysts and institutional shareholders are available on the Johnson Matthey website: www.matthey.com.

The website's Investor Centre contains extensive information and a number of tools which will be of assistance to investors including historic share price information downloads and a share price charting facility.

For capital gains tax purposes the mid-market price of the company's ordinary shares on 31st March 1982 was 253 pence.

Enquiries

Shareholders who wish to contact Johnson Matthey Plc on any matter relating to their shareholding are invited to contact the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3970. Internet address www.shareview.co.uk.

Shareholders may also telephone the company on 020 7269 8400 or write to:

The Company Secretary
Johnson Matthey Plc
40-42 Hatton Garden
London
EC1N 8EE

For other enquiries shareholders may contact the Director, Investor Relations and Corporate Communications at the above address and telephone number.

Financial Calendar 2007/08

2007

13th June
Ex dividend date

15th June
Final ordinary dividend record date

24th July
116th Annual General Meeting (AGM)

7th August
Payment of final dividend subject to declaration at the AGM

28th November
Announcement of results for the six months ending 30th September 2007

5th December
Ex dividend date

7th December
Interim ordinary dividend record date

2008 (provisional)

6th February
Payment of interim dividend on ordinary shares

5th June
Announcement of results for the year ending 31st March 2008

11th June
Ex dividend date

13th June
Final ordinary dividend record date

22nd July
117th Annual General Meeting (AGM)

5th August
Payment of final dividend subject to declaration at the AGM

GLOSSARY OF TERMS

ADDERALL®	An immediate release product used in the treatment of Attention Deficit Hyperactivity Disorder
ADR	American Depositary Receipt
AGM	Annual general meeting
AMOG	Ammonia, Methanol, Oil and Gas
API	Active pharmaceutical ingredient
Buprenorphine	A synthetic derivative of thebaine, used as an analgesic. Also used in drug addiction therapy
CEC	Chief Executive's Committee
CGU	Cash generating unit
CHP	Combined heat and power
CIA	Chemical Industries Association
CO	Carbon monoxide
CO_2	Carbon dioxide
CRT®	Continuously regenerating trap
CSF	Catalysed soot filter
CSR	Corporate Social Responsibility
DMFC	Direct methanol fuel cell
DOC	Diesel oxidation catalyst
DPT	Davy Process Technology
DRIP	Dividend Reinvestment Plan
DTI	Department of Trade and Industry
ECT (prior to 1st April 2007)	Environmental Catalysts and Technologies
ECT (from 1st April 2007)	Emission Control Technologies
EHS	Environment, health and safety
EIB	European Investment Bank
EPS	Earnings per share
ESOT	Employee Share Ownership Trust
EU	European Union
EU ETS	European Emissions Trading Scheme
FRS 17	UK GAAP pension financial reporting standard previously adopted by the group
Fuel Cell	Technology which converts hydrogen or other fuels (methanol, phosphoric acid) into clean electricity
FURBS	Funded Unapproved Retirement Benefit Scheme
Gearing	Net debt / equity
GTL	Gas to liquids – multi stage catalytic process used to convert stranded natural gas into sulphur free hydrocarbons, including diesel fuel
HC	Hydrocarbon
HDD	Heavy duty diesel
IAS	International Accounting Standard
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
ISO 14000	Internationally recognised series of standards which specify the requirements for an environmental management system
ISO 9000	Internationally recognised series of standards which specify the requirements for a quality management system
JMEPS	Johnson Matthey Employees Pension Scheme
JMTC	Johnson Matthey Technology Centre, based in Sonning Common, UK
LTIP	Long term incentive plan
MDRC	Management Development and Remuneration Committee
MEA	Membrane electrode assembly
Methylphenidate	Synthetic controlled drug used in the treatment of narcolepsy and Attention Deficit Hyperactivity Disorder
MTO	Methanol to olefins
N_2O	Nitrous oxide, a greenhouse gas with a potency 310 times that of CO_2
NDA	New drug application
NOx	Nitrogen oxides
OEM	Original equipment manufacturer
OFR	Operating and Financial Review
Oxycodone	An opiate used to relieve medium to severe pain
PBT	Consolidated profit before tax and one-off items
PCT	Process Catalysts and Technologies
Pgm	Platinum group metal
PM	Particulate matter
Prostaglandin	Synthetic analogues of hormone-like substances
R&D	Research and development
REACH	Registration, Evaluation and Authorisation of Chemicals. European chemical control legislation which comes into force from June 2007
Return on sales	Operating profit / revenue
ROA	Return on assets
RPI	Retail price index
Satraplatin	A potential new drug to treat prostate cancer
SIC	Standing Interpretations Committee
SIP	Share incentive plan
SO_2	Sulphur dioxide
Syngas	A mixture of hydrogen and carbon oxides
TSR	Total shareholder return
UK GAAP	UK Generally Accepted Accounting Principles
WACC	Weighted average cost of capital

INDEX

COMPANY DETAILS

Registered Office

40-42 Hatton Garden
London EC1N 8EE
Telephone: 020 7269 8400
Fax: 020 7269 8433
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England – Number 33774

Professional Advisers

Auditors

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Brokers

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Lawyers

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Taylor Wessing LLP
Carmelite
50 Victoria Embankment
Blackfriars
London EC4Y 0DX

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

Johnson Matthey is grateful to the following for their help in providing illustrations:

Platinum rings, inside front cover – Cendres & Métaux SA, Switzerland
Continuously Regenerating Trap (CRT®) assembly, page 6 – Eminox
Children participating in 'Science Night', page 32 – The Science Museum
Hydrogen fuel cell bus, page 33 – AC Transit

The papers used in this report are Consort Silk (pages 1-36) and think* bright (pages 37-104).

Consort Silk is produced from a combination of ECF (Elemental Chlorine Free) and TCF (Totally Chlorine Free) pulp that is fully recyclable, biodegradable, acid-free and sourced from carefully managed and renewed commercial forests. The range is manufactured within a mill which is registered under the BS EN ISO 9001 accreditation, which provides the highest standard of quality assurance.

think* bright is produced with 100% ECF pulp that is sourced from carefully managed and renewed commercial forests. The range is fully recyclable and manufactured within a mill which is registered under the British quality standard of BS EN ISO 9001-2000 and the environmental standard of ISO 14001.

Designed and produced by MAGEE
www.magee.co.uk
Printed by CTD

Johnson Matthey

40-42 Hatton Garden
London EC1N 8EE
United Kingdom
Tel: +44 (0)20 7269 8400
Fax: +44 (0)20 7269 8433
www.matthey.com

END